CECO Environmental

2008 ANNUAL REPORT



INTEGRATED CLEAN AIR SOLUTIONS



CEO

CECO Environmental

2008 ANNUAL REPORT

TABLE OF CONTENTS

NasdaqGM: CECE

RESULTS AT A GLANCE



NET REVENUE
IN MILLIONS
$250
$225
$200
$175
$150
$125
$100
$75
$50
$0
$135.4
$236.0
$217.9
2006
2007
2008



FINANCIAL SUMMARY

IN THOUSANDS	2006	2007	**2008**
Net revenue	$135,359	$235,953	$217,890
Operating income	6,047	12,634	8,195
Net income	3,094	6,305	5,010
Cash (used in) provided by operations	(4,281)	3,958	5,077
Backlog	97,100	85,500	68,000

OPERATING INCOME

IN MILLIONS



$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0
$6.0
$12.6
$8.2
2006
2007
2008

BACKLOG

IN MILLIONS



Large One Time Order
Base Backlog
$120
$100
$80
$60
$40
$20
$0
$97.1
$42.1
$85.5
$77.5
$68.0
2006
2007
2008

Dear Fellow Shareholders:

The fourth quarter of 2008 culminated a year of improving performance, delivering the highest operating margins in CECO history, and validating our effort to make CECO a leaner, more agile company. It also gives a measure of our strength for the future.

CECO is positioned well for the coming years. Our acquisitions have strategically diversified our customer base, geographically and by industry group. We have always said we work in industries ranging from "food to foundries," and that is now truer than ever. We believe that the diversification of our customer base is a key strength.

Today, more than 15 percent of our backlog is for projects outside the United States. Our goal is to increase our share of international business, serving worldwide customers from our facilities in North America, China and India.

We acquired three important companies in 2008, broadening our technology offerings and our market diversification in the process. These three acquisitions added electrostatic precipitators, scrubbers, classifiers, and refinery cyclones to our already broad product portfolio. Another CECO adage is, "while we have competition in everything we do, we have no single competitor that can do everything we do." That, too, is now truer than ever.

As we look to 2009 and beyond, some key strengths of our company, and elements of our strategy, are:

- Our unequaled variety of air pollution control technologies, coupled with our industrial ventilation expertise, uniquely positions us to help customers solve both indoor and outdoor air quality problems by providing turnkey solutions. OSHA and EPA regulations – more stringent every day – are good for our business. Our systems first remove airborne contaminants from workers' breathing zones. Then, we provide systems to capture or eliminate those contaminants, before the air is exhausted to the atmosphere.

- Our aftermarket business in service and parts continues to grow. Over 25% of our 2008 revenue came from maintenance, parts and other small contracts under $50,000.

- Power generation and refining, two industries in which we had no presence prior to 2007, are now the largest components of our backlog.

- We expect renewed emphasis on energy management in the United States and globally, and we intend to continue to expand our participation in that field.

- Our 2009 trade show schedule includes three new markets where we will exhibit: renewable fuels, biomass and gasification. We plan to be involved as these industries continue to grow.

Our plan is to continue to build this company and be innovative leaders in the air pollution control industry in North America and around the world. By any measure, we believe CECO Environmental will continue to fulfill its mission and heritage to satisfy our customers and build shareholder value.

2008 HIGHLIGHTS

We are pleased to report these 2008 achievements:

- We successfully integrated GMD Environmental Technologies into our operations. GMD was acquired in November 2007 and brought us new technologies especially applicable to the foundry and metals industries.

- In March, we acquired Fisher-Klosterman, Inc. This added a number of key technologies to our portfolio. FKI produces equipment used in a wide variety of industries, including mining and refining – both key components of our customer base. The addition of Fisher-Klosterman also gives us a presence in China, where we now have a sales office and a manufacturing facility.

- We increased our presence in key international markets including China, India, Japan, Korea, Mexico, Saudi Arabia, Taiwan, and Canada. We sold products in 46 different countries in 2008, and at year end, almost 15% of our backlog was for projects outside the United States.

- We continued to diversify our customer base. The top three industries in our backlog at the end of 2008 were power, refining and chemicals. Power and refining are segments in which we did virtually no business two years ago.

- We acquired Flextor, Inc. in Montreal, Canada, in August. Flextor produces products similar to those of Effox. What Flextor adds to our capabilities is a very strong presence in the power industry and in other industries internationally – especially Latin America.

- Also in August, we acquired A.V.C. Specialists in Moorpark, California. A.V.C. produces parts and performs repair work on electrostatic precipitators, primarily in the power and refining industries. A.V.C.'s business is an excellent complement to our Fisher-Klosterman operation.

- All of our 2008 acquisitions had an immediate and positive impact on our top and bottom lines, and all of the acquired companies have been integrated into our operations successfully.

- In October, CECO bought back approximately 626,000 shares of its common stock. Additionally, our Chairman, Phillip DeZwirek, and another major shareholder, purchased approximately 313,000 shares each. All of the shares were purchased in a block transaction from an institutional seller.

NOTABLE 2008 ORDERS

- For the second year in a row, Effox booked over $30 million of new business. The majority of these contracts were from the power industry. The largest was almost $3 million.

- Kirk & Blum secured a number of key contracts, including:
  - Two contracts totaling more than $5 million to supply equipment for a foreign-owned automotive manufacturing facility in the United States.
  - A contract valued at more than $2 million to provide mist control systems and equipment for an engine manufacturing facility. The mist control systems featured fiber bed filters manufactured by CECO Filters.
  - A contract valued at more than $2 million to provide systems for a tire manufacturing facility.

- GMD secured a contract for more than $1 million to provide ventilation systems for a foundry.

- Fisher-Klosterman secured a contract for more than $4 million to supply equipment to the chemical industry.

- Busch International secured two contracts, totaling approximately $3.5 million, to provide systems for the steel and aluminum industries.

- Fisher-Klosterman secured a large number of contracts in the refining industry. The largest was valued at over $6 million.

- Fisher-Klosterman received a contract for more than $4 million to rebuild electrostatic precipitators at a power plant.

SIGNIFICANT 2009 CONTRACTS TO DATE

From the power industry
Effox started the year with a contract for almost $2 million from a domestic power company, and another, from Europe for almost $2 million, for equipment that will be delivered to a power plant in the Middle East.

From the petroleum industry
Fisher-Klosterman and Flextor showed their strength in the refining industry with more than $3 million in orders.

From alternative energy
CECO Abatement received a contract for approximately $2 million to supply thermal oxidizers to an ethanol manufacturing facility.

CLOSING

2008 was a year of significant accomplishments. The most significant of these were the broadening of our portfolio of equipment and services, and the accompanying diversification of our customer base. Going forward, we intend to continue to implement this "horizontal integration" strategy, either through acquisition or new business start-ups. We will also continue to "vertically integrate" all of our equipment companies and offer an even wider variety of turnkey ventilation and air pollution control solutions to our expanding customer base.

Our Company has continued to prosper during a period of economic uncertainty yet the stock price has dropped to near historic low prices due to overall weak market conditions and the resultant pressure to sell by many of our shareholders. We believe CECO shares are deeply undervalued at this time, and it is our mission to enhance shareholder value.

Respectfully submitted,



Phillip DeZwirek
Chairman and
Chief Executive Officer



Richard J. Blum
President and
Chief Operating Officer

The CECO Value Proposition

Clean Air, Inside Out

Value to customers

Clean air is, quite simply, an inside-out issue for businesses. Each year, new, more stringent standards are promulgated for indoor plant air and for emissions to outside air.

OSHA has already established threshold limit values (TLV standards) for more than 1,000 industrial contaminants in interior air. Each addition to the list is potentially a new reason for customers to call CECO.

Plant emissions to the outside are covered by EPA regulations. These require the use of "Maximum Achievable Control Technology" (MACT standards) to eliminate smoke, dust, odors, organic compounds and other dangerous or nuisance contaminants. "Maximum" means what it says: the standard is high.

In many cases, interior air quality is linked to outside air quality. Job one is to remove contaminants from employees' breathing zone. Job two is to make sure those contaminants don't leave the plant property.

Our value proposition to customers is clear: we are an inside-out air quality company. No one matches CECO's expertise and experience, particularly on large-scale systems. We not only know what needs to be done, but we can do it for a competitive cost.

Value to shareholders

CECO has the most broadly diversified portfolio of clean-air technologies of any provider in the U.S., producing business opportunities in virtually every sector of the economy, from food to foundries. In addition to being an inside-out solutions partner, the sheer breadth of clean-air technologies in CECO's arsenal drives growth.

More than technologies, we have the experienced engineers for system design, the large-scale fabrication capability to build these systems, and the field teams to install and service them. Our fabrication facilities in the U.S., China, Canada and India are extensive and produce the majority of the hardware sold by our equipment companies. Fabrication creates a second revenue stream, too, by serving as a respected contract supplier to hundreds of outside customers.

Finally, we generate continuing revenues from consulting and aftermarket parts, rebuilds and upgrades. CECO's value to its customers – the single-source security blanket we offer to them – is the foundation of our value to you, our shareholders.

Backlog by Industry



Power	23.25%
Refining	16.26%
Chemical	15.31%
Automotive	9.99%
Steel	8.42%
Ethanol	5.83%
Mfg./Misc.	3.25%
Foundry	3.24%
Mining/Quarry	3.07%
Aluminum	3.07%
Energy Mngt.	2.12%
Other	6.2%

"Power generation and refining, two industries in which we had no presence prior to 2007, are now the largest components of our backlog."

Richard J. Blum
President and
Chief Operating Officer

Cyclones endure hell down under



Imagine a particulate collection system working flawlessly for five years inside a 1400°F pressure cooker. That's the kind of performance that has made CECO's Buell division a solutions provider to oil refiners since WWII. A major petroleum refinery in Western Australia is a recent case in point. Its fluid catalytic crackers (FCC) crack crude oil into components for gasoline, diesel and other products. In 2008, the refinery installed 10 Buell cyclones to collect tons of small particles of expensive catalyst inside FCC process vessels.

FCCs are designed to stay on line for 5 years, and "excursions" to temperatures over 1400° can occur. Keep in mind, steel melts at around 3000°F. The cyclones are lined to protect them from the extremely abrasive catalyst. Failure of the lining would produce a hole in a few days, shutting down the FCC and causing millions of dollars a day in lost production.

Buell cyclones are built and tested to quality standards beyond ASME for the ultimate in reliability. After manufacture, the cyclone systems were shipped on time to Australia and installed by a third party at the site, all without a hitch – just the way customers like.

CECO ingenuity: big, fast Active Bypass Dampers protect boilers at billion-dollar plant



When a large southeastern utility upgraded the pollution control system at one of its multi-billion-dollar power stations, it needed a way to protect the primary steam generator from implosion or explosion in the event of a fan system failure. The plant's two coal-fired units are among the largest power-generating units in the world producing approximately 1200MW each.

Enter the Active Bypass Damper system, developed by the Effox division of CECO Environmental. Installed in 2008, it is a large louver damper (approx. 10' X 20') with redundant operators that open in as little as 3-5 seconds to relieve excess pressure. The Effox system is on-call 24/7/365.

As is the case with this station, an ABD system generally would be added as part of a plant's pollution control system upgrade, which often requires building a new stack and tearing down the old. The ABD system puts the old stack to good use as a relief port, saving the demolition cost – an added benefit to the CECO solution.

DIRECTORS AND OFFICERS

DIRECTORS

Phillip DeZwirek
Chairman of the Board and
Chief Executive Officer

Richard J. Blum
President and Chief Operating Officer

Jason DeZwirek
Secretary and President of kaboose.com, Inc.

Donald A. Wright
Principal, The Phillips Group

Ronald E. Krieg, CPA
Partner, Jackson, Rolfes, Spurgeon & Co.

Thomas J. Flaherty
Consultant and former Chief Operating Officer,
Fairchild Corporation

Arthur Cape
Director of International Sales,
Shymac Innovative Marketing

EXECUTIVE OFFICERS



Phillip DeZwirek
Chief Executive Officer



Richard J. Blum
President and
Chief Operating Officer



David D. Blum
Senior Vice President and President,
The Kirk & Blum Manufacturing Company



Dennis W. Blazer
Vice President Finance & Administration,
Chief Financial Officer and
Assistant Secretary



Jason DeZwirek
Secretary and President,
kaboose.com, Inc.

SHAREHOLDER INFORMATION

LEGAL COUNSEL
Barnes & Thornburg
Chicago, Illinois

REGISTRAR & TRANSFER AGENT
American Stock Exchange & Trust Company
New York, New York

STOCK MARKET
CECO Environmental Corp.'s Common Stock is publicly traded and quoted on the NASDAQ Global Market system under the symbol CECE.

FORM 10-K
THE CECO Environmental Corp. Form 10-K for 2008 is available upon written request to Investor Relations, CECO Environmental Corp., 3120 Forrer Street, Cincinnati, Ohio 45209.

It can also be downloaded from the web site - **www.cecoenviro.com**

INVESTOR RELATIONS
Contact Mr. Phillip DeZwirek, Chairman and CEO, by calling toll free 800/606-CECO (2326), visiting our web site at www.cecoenviro.com or sending an e-mail to investors@cecoenviro.com.

ANNUAL MEETING
The CECO Environmental Corp. Annual Meeting will be held on:
May 21, 2009 at 10:30 a.m. at
Sheraton Cincinnati
Airport Hotel
2826 Terminal Drive
Hebron, KY 41048

CORPORATE OFFICES
3120 Forrer Street
Cincinnati, Ohio 45209
Phone: 513/458-2600
Toll Free: 800/333-5475
Fax: 513/458-2647

OPERATING MANAGEMENT

THE KIRK & BLUM MANUFACTURING CO.
Leonard J. Bertoli III
Senior Vice President

Roland Bollman
Vice President, Cincinnati Division

John Witkowski
Vice President, Indianapolis Division

William D. Wells
Vice President, Lexington Division

Daniel M. Smith
Vice President, Louisville Division

Thomas H. Kroeger
Vice President, Tennessee and Mississippi Division

Paul W. Gillespie
Vice President, Greensboro Division

K&B DUCT
Stephen A. McDaniel
Vice President

kbd/TECHNIC, INC.
Gerry A. Lanham
President and General Manager

CECO ABATEMENT SYSTEMS, INC.
Robert A. Cloud
President and General Manager

CECO ENERGY MANAGEMENT
Gerry A. Lanham
President and General Manager

CECO FILTERS, INC.
Mary R. Keenan
President and General Manager

CECO FILTERS INDIA PVT. LTD.
R. Gopalakrishnan
General Manager

CECOaire, INC.
Dale P. Arvin
President and General Manager

A.V.C. SPECIALISTS
Thomas Shideler
President

BUSCH INTERNATIONAL
William W. Frank
President and General Manager

EFFOX, INC.
Jack Neiser
President

FISHER-KLOSTERMAN, INC.
William Heumann
Chief Executive Officer

FLEXTOR, INC.
Michael dos Santos
President

GMD ENVIRONMENTAL TECHNOLOGIES, INC.
Gerald Reier
President

H.M. WHITE, INC.
William H. White
President

SALES AND OPERATING LOCATIONS

THE KIRK & BLUM MANUFACTURING CO.
Cincinnati, Ohio
Lexington, Kentucky
Louisville, Kentucky
Indianapolis, Indiana
Greensboro, North Carolina
Columbia, Tennessee
Canton, Mississippi

K&B DUCT
Greensboro, North Carolina
Salt Lake City, Utah

kbd/TECHNIC, INC.
Cincinnati, Ohio
Greenville, South Carolina

CECO ABATEMENT SYSTEMS, INC.
Chicago, Illinois

CECO ENERGY MANAGEMENT
Cincinnati, Ohio

CECO FILTERS, INC.
Conshohocken, Pennsylvania

CECO FILTERS INDIA PVT. LTD.
Coimbatore, India

CECOaire, Inc.
Louisville, Kentucky

A.V.C. SPECIALISTS
Moorpark, California

BUSCH INTERNATIONAL
Pittsburgh, Pennsylvania

EFFOX, INC.
Cincinnati, Ohio

FISHER-KLOSTERMAN, INC.
Louisville, Kentucky
Lebanon, Pennsylvania
Shanghai, China

FLEXTOR, INC.
Boucherville, Quebec, Canada

GMD ENVIRONMENTAL TECHNOLOGIES, INC.
Ft. Worth, Texas

H.M. WHITE, INC.
Detroit, Michigan
Columbia, Tennessee

UNITED STATES

KIRK & BLUM
3120 Forrer Street
Cincinnati, Ohio 45209
Phone: 513/458-2600
Toll Free: 800/333-5475
www.kirkblum.com

550 Horton Court
Lexington, Kentucky 40511
Phone: 859/254-0386
Toll Free: 800/234-5475

1450 South 15th Street
Louisville, Kentucky 40210
Phone: 502/635-2655

3501 West Kelly Street
Indianapolis, Indiana 46241
Phone: 317/244-3383
Toll Free: 800/678-5475

8735 West Market Street
Greensboro, North Carolina 27409
Phone: 336/668-3773

1761 North Pointe Road
Columbia, Tennessee 38401
Phone: 931/381-0037

540 Commerce Avenue
Canton, Mississippi 39046
Phone: 601/859-8669

K&B DUCT
8735 West Market Street
Greensboro, North Carolina 27409
Phone: 336/668-3773
Toll Free: 866/KNB-DUCT
(866/562-3828)

Freeport Center
Building F-9
Clearfield, Utah 84016
www.kbduct.com

kbd/TECHNIC, INC.
3131 Disney Street
Cincinnati, Ohio 45209
Phone: 513/351-6200
www.kbd-technic.com

25 Woods Lake Road
Suite 508
Greenville, South Carolina 29607
Phone: 864/241-8628

CECO ABATEMENT SYSTEMS, INC.
5201 Walnut Avenue
Suite # 1
Downers Grove, Illinois 60515
Phone: 630/493-0624
www.cecoenviro.com

CECO ENERGY MANAGEMENT
3131 Disney Street
Cincinnati, Ohio 45209
Phone: 513/458-2677

CECO FILTERS, INC.
1029 Conshohocken Road
Conshohocken, Pennsylvania 19428
Phone: 610/825-8585
Toll Free: 800/220-8021
www.cecoenviro.com

CECOaire, Inc.
822 South 15th Street
Louisville, Kentucky 40210
Phone: 502/572-4000

A.V.C. Specialists
5146 Commerce Avenue
Moorpark, California 93021
Phone: 805/531-8900

BUSCH INTERNATIONAL
10431 Perry Highway
Suite 201
Wexford, Pennsylvania 15090
Phone: 724/940-CECO (2326)
www.busch-co.com

EFFOX, INC.
9759 Inter Ocean Drive
Cincinnati, Ohio 45246
Phone: 513/874-8915
www.effox.com

FISHER-KLOSTERMAN, INC.
822 South 15th Street
Louisville, Kentucky 40210
Phone: 502/572-4000
www.fkinc.com

BUELL DIVISION
200 North 7th Street
Lebanon, Pennsylvania 17046
Phone: 717/274-7104

GMD ENVIRONMENTAL TECHNOLOGIES, INC.
305 West Arlington Avenue
Fort Worth, Texas 76110
Phone: 817/926-9294
Toll Free: 800/725-2463
www.gmdenv.com

H.M. WHITE, INC.
12855 Burt Road
Detroit, Michigan 48223
Phone: 313/531-8477
www.hmwhite.com

1761 North Pointe Road
Columbia, Tennessee 38401
Phone: 931/380-0002

CANADA

FLEXTOR, INC.
61, Chemin du Trmblay
Boucherville, Quebec
Canada J4B 7L6
Phone: 450/449-9882

CHINA

FISHER-KLOSTERMAN-BUELL SHANGHAI CO., LTD.
No. 80, 1030 Lane
Heng' An Road
Pudong New District
Shanghai, 2000137, P.R.C.
Phone: 011-86-21-50673100

INDIA

CECO FILTERS INDIA PVT. LTD.
#SF398/2,
Somayampalayam Village
Coimbatore, India - 641 108
Phone: 011-91-42-2323-9909

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File No. 0-7099

CECO ENVIRONMENTAL CORP.
(Exact Name of Registrant as Specified in Its Charter)

Delaware **(State or Other Jurisdiction of Incorporation or Organization)**	**13-2566064** **(I.R.S. Employer Identification No.)**
3120 Forrer Street Cincinnati, Ohio **(Address of Principal Executive Offices)**	**45209** **(Zip Code)**

(513) 458-2600
Registrant's Telephone Number, Including Area Code

Securities registered under Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC

Securities registered under Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of common stock held by non-affiliates of Registrant computed based on the closing sale price as of the last business day of Registrant's most recently completed second fiscal quarter (June 30, 2008): $53,740,925

The number of shares outstanding of each of the issuer's classes of common equity, as of the latest practical date: 14,323,231 shares of common stock, par value $0.01 per share, as of March 13, 2009.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Shareholders to be held on May 21, 2009 are incorporated by reference into Part III.

FORM 10-K

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding industry prospects or future results of operations or financial position made in this Annual Report on Form 10-K are forward-looking. We use words such as believe, expect, anticipate, intends, estimate, forecast, project, should and similar expressions to identify forward-looking statements. Forward-looking statements are based on management's current expectations of our near-term results, based on current information available pertaining to us and are inherently uncertain. We wish to caution investors that any forward-looking statements made by or on our behalf are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other risk factors include, but are not limited to: the affect of the unfavorable global, national and local economic conditions on our customers and our businesses, the affect of the current banking crisis on our ability to effect our business plans and strategies, the changing political conditions in the United States and other countries, governmental laws and regulations surrounding various matters such as environmental remediation, contract pricing, international trading restrictions, customer product acceptance, and continued access to capital markets, and foreign currency risks. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management's expectations, are described in greater detail in Item 1A, "Risk Factors", which describes some, but not all, of the factors that could cause actual results to differ significantly from management's expectations. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We assume no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements we make, whether as a result of new information, future events, or otherwise.

PART I

Item 1. *Business*

General

CECO Environmental Corp. ("CECO") was incorporated in New York State in 1966 and reincorporated in Delaware in January 2002. We operate as a provider of air pollution control products and services through four principal product groups: our Contracting Group, which produces air pollution control and industrial ventilation systems, our Equipment Group, which produces various types of air pollution control equipment, our Parts Group, which manufactures products used by us and other air pollution control companies and contractors, and our Engineering Group, which provides industrial ventilation engineering and source emission testing services. It is through combining the efforts of some or all of these groups that we are able to offer complete turnkey systems to our customers and leverage the synergy between our family of companies.

Unless the context indicates otherwise, the terms "CECO", "Company", "we", "us", and "our", as used herein refer to CECO Environmental Corp. and its subsidiaries.

Our business is characterized by the breadth and diversity of our product and service offerings, customer base, and end market applications. We market our products and services under multiple brands, including "Kirk & Blum", "kbd/Technic", "CECO Filters", "Busch International", "CECO Abatement Systems", "CECOaire", "K&B Duct", "H.M. White", "Effox", "GMD Environmental", "FKI", "Flextor", and "A.V.C." to multiple end markets, a broad group of customers and for a wide range of applications.

We have created a family of companies, each playing a specialized role in the creation of clean air solutions. In December of 1999, we acquired Kirk & Blum, one of the largest sheet metal fabricators in the country. This major acquisition significantly changed our focus and capabilities by transforming the Company from a manufacturing operation to a full-service product, engineering and design service provider of air pollution control solutions. We have built upon this end-to-end platform strategy by broadening our offerings through both acquisitions and the creation of new service offerings. Recent developments include the following:

- Entered into a transition agreement in February 2006 with H.M. White, LLC and H.M. White Holdings of Detroit, Michigan to jointly participate in the acquisition of new business in the areas of industrial ventilation systems and sheet metal and paint finishing construction.
- Organized our marketing group CECO Energy Management Team (this is a marketing group that secures business for Kirk & Blum, H.M. White and kbd/Technic) in 2006 to assist customers in developing plant wide energy reduction strategies in addition to eliminating waste and raising the efficiency of ventilation systems.
- Acquired the assets of Effox, Inc., or Effox, a leading producer of dampers and expansion joints, on February 28, 2007 to continue the execution of our "horizontal integration" strategy, broadening our exposure to the multibillion-dollar energy, power and utility markets.
- Acquired the assets of GMD Environmental Technologies, or GMD Environmental, on October 31, 2007 to further expand our air pollution control capabilities to include Acid Gas Treatment, Hazardous Dust Conditioning and Off-Gas Cooling plus Solid Waste Recycling.
- Acquired on February 29, 2008, the assets of Fisher-Klosterman, Inc., or FKI, which produces air pollution and particulate recovery products in the fields of petroleum refinery, power production, petrochemicals, and manufacturing. The acquisition also expands our operations into China with FKI's 40,000 square foot facility in Shanghai, China.
- Acquired on August 1, 2008, Flextor, Inc., or Flextor, of Montreal, Canada. Flextor, like Effox, is a producer of dampers and expansion joints. The addition of Flextor gives us a greater international presence in that market, especially in Latin America.

- Acquired on August 1, 2008, the assets of A.V.C. Specialists, or A.V.C. A.V.C. produces replacement parts for electrostatic precipitators. Their primary markets are the refining and power industries. A.V.C.'s operations fit well as a division of FKI.

Competitive Strengths

Leading Market Position as a Complete Solution Provider. We believe we are the leading provider of complete turnkey solutions to the air pollution control and industrial ventilation industry and one of the largest and most diversified turnkey solutions providers in North America. The multibillion-dollar global air pollution control market is highly fragmented with numerous small and regional contracting firms separately supplying engineering services, fabrication, installation, testing and monitoring, products and spare parts. Through the vertical integration of our family of companies we offer our customers a complete end-to-end solution from engineering and project management services to procurement and fabrication to construction and installation to aftermarket support and sale of consumables, which allows them to avoid dealing with multiple vendors when managing projects. We have serviced the environmental needs of the industrial workplace for over 100 years and we believe our extensive experience and expertise in providing a turnkey solution for the air pollution control and industrial ventilation industry further enhances our overall customer relationships and provides us a competitive advantage in our markets relative to other companies in the industry. We believe this is evidenced by our strong customer relationships with blue chip customers. We believe that no single competitor has the resources to offer a similar portfolio of product and service capabilities. Our family of companies offers the depth of a large organization while our lean organizational structure keeps us close to our customers and markets, allowing us to offer fast responses to each unique situation.

Diversified End Markets and Customer Base. The diversity of our end markets and customer base provides us with multiple growth opportunities. As of December 31, 2008, we had a diversified customer base of more than 3,000 active customers across a range of industries. Our customers represent some of the largest aerospace, automotive, foundry, ethanol, power and metals companies, including General Electric Company, General Motors Corporation, The Procter & Gamble Company, Nissan Motor Co., Ltd., America Honda Motor Co., Inc., The Boeing Company, Corning Incorporated, Toyota North America, Inc., The Babcock & Wilcox Company, Alcoa, Inc., Valero, and Alstom. In addition, we believe that the diversity of our customers and end markets mitigates our risk of a potential fluctuation or downturn in demand from any individual industry or particular client. We believe we have the resources and capabilities to meet the operating needs of our customers as they upgrade and expand domestically as well as into new international markets. Once systems have been installed and a relationship has been established with the customer, we often win repetitive service and maintenance business as the customers' processes change and modifications or additions to systems become necessary.

Experienced Management and Engineering Team. Our senior management team has an average of approximately 20 years of experience in the air pollution control and industrial ventilation industry. The business experience of our management team creates a strong skill set for the successful execution of our strategy. Our senior management team is supported by a strong operating management team, which possesses extensive operational and managerial experience, averaging over 20 years of industry experience, most of which has been with CECO Environmental and our family of companies. Our workforce includes approximately 151 engineers, designers, and project managers whose significant specialized industry experience and technical expertise enables them to have a deep understanding of the solutions that will best suit the needs of our customers. The experience and stability of our management, operating and engineering team has been crucial to our growth, developing and maintaining customer relationships and increasing our market share.

Disciplined Acquisition Program with Successful Integration. We believe that we have demonstrated an ability to successfully acquire and integrate air pollution control and industrial ventilation companies with complementary product or service offerings into our family of companies. In February 2006, we integrated H.M. White, which provided us valuable access to the automotive market with a complete turnkey engineering, design, manufacturing and installation of air pollution control systems. In February 2007, we acquired Effox, Inc., which has granted us access to the multi-billion dollar energy, power and utility markets. In October 2007, we acquired

GMD Environmental which we believe will further expand our air pollution control capabilities in additional markets, particularly cupola emission control systems and gas treatment equipment. More recently, in February 2008, we acquired FKI, which we believe will give us expanded access to the petroleum and power industries and will give us a manufacturing presence in China. In August 2008, we acquired Flextor which added an international scope to Effox's business. In that same month we also acquired A.V.C., which added more parts capability to FKI. We believe that the breadth and diversity of our products and services and our ability to deliver a turnkey solution to various end markets provides us with multiple sources of stable growth and a competitive advantage relative to other players in the industry.

Industry Overview

We serve a large industry that has grown steadily over the last several years. The market for air pollution control and industrial ventilation products is a multi-billion dollar market that has grown rapidly and is highly fragmented. Today, more so than ever, people demand to live in a world of clean air and water and an environment that is free of industrial pollutants.

We believe demand for air pollution control and industrial ventilation products in the U.S. and abroad has recently and will continue to be driven by several key factors:

- *Favorable Regulatory Environment.* The adoption of increasingly stringent environmental regulations in the U.S. and abroad forces businesses to pay strict attention to environmental protection. Businesses and industries of all types—from aerospace, brick, cement, ceramics, and metalworking to ethanol, automobile, food, foundries, power plants, woodworking, printing, tobacco and pharmaceuticals—must comply with these various international, federal, state and local government environmental regulations or potentially face substantial fines or be forced to suspend production or alter their production processes. Regulations range from the air quality standards promulgated by the Environmental Protection Agency ("EPA") to Occupational Safety and Health Administrative Agency ("OSHA") standards regulating allowable contaminants in workplace environments.

  Increasingly stringent air quality standards and the need for improved industrial workplace environments are chief among the factors that drive our business. Some of the underlying federal legislation that affects air quality standards is the Clean Air Act of 1970 and the Occupational Safety and Health Act of 1970. The EPA and OSHA, as well as other state and local agencies, administer air quality standards. Industrial air quality has been improving through EPA mandated Maximum Achievable Control Technology ("MACT") standards and OSHA established Threshold Limit Values ("TLV") for more than 1,000 industrial contaminants. Any of these factors, individually or collectively, tend to cause increases in industrial capital spending that are not directly impacted by general economic conditions, expansion or capacity increases. Favorable conditions in the economy generally lead to plant expansions and the construction of new industrial sites. However, in a weak economy customers tend to lengthen the time from their initial inquiry to the purchase order or defer purchases.

- *Worldwide Industrialization.* Global trade has increased significantly over the last couple of years driven by growth in emerging markets, including China and India as well as other developing nations in Asia and Latin America. Furthermore, as a result of globalization, manufacturing that was historically performed domestically continues to migrate to lower cost countries. This movement of the manufacture of goods throughout the world increases demand for industrial ventilation products as new construction continues and we expect more rigorous environmental regulations will be introduced to create a cleaner and safer working environment and reduce environmental emissions as these economies evolve.

Strategy

Our strategy utilizes all of our resource capabilities to help customers improve efficiencies and meet specific regulatory requirements within their business processes through optimal design and integration of turnkey contaminant and pollution control systems. Our unique engineering and design expertise in air quality management combined with our comprehensive suite of product and service offerings allows us to provide customers with a one-stop cost-effective solution to meet their integrated abatement needs. Key elements of our strategy include:

Expand Customer Base and Penetrate End Markets. We constantly look for opportunities to penetrate new customers, geographic locations and end markets with existing products and services or acquired new product or service opportunities. For example, we have successfully expanded our sales to new customers and entered new end markets through the formation of a CECO Energy Management Team, or CEMT, the strategic integration of H.M. White in February 2006, the strategic acquisition of Effox in February 2007, and the strategic acquisition of GMD Environmental in October 2007. CEMT ties together all of the pollution control specialties of the CECO family of companies and offers customers a complete plant-wide energy reduction strategy, which allows us to cross-sell our complete solution of products and services to both existing and new customers and create synergies between our many specialties. Our strategic integration of H.M. White provided us valuable access to the automotive market with a complete turnkey engineering, design, manufacturing and installation of air pollution control systems. We believe that our strategic acquisition of Effox has allowed us to access the multibillion-dollar energy, power and utilities markets. The acquisition of Flextor in August 2008 expanded Effox's business internationally. Our strategic acquisition of GMD Environmental will allow us access to additional air pollution control markets, especially in foundries which are now under a new area source emissions rule as of December 2007. Our acquisition of FKI will, we believe, expand our access to the petroleum and power markets and also provides us with a manufacturing facility in China. The acquisition of A.V.C. in August 2008 added additional parts sales to FKI's business. We intend to continue to expand our sales force, customer base and end markets and have identified a number of attractive growth opportunities both domestically and abroad, including international projects in China, Mexico and India.

Develop Innovative Solutions. We intend to continue to leverage our engineering and manufacturing expertise and strong customer relationships to develop new customized products to address the identified needs of our customers or a particular end market. We thoroughly analyze new product opportunities by taking into account projected demand for the product or service, price point and expected operating costs, and only pursue those opportunities that we believe will contribute to earnings growth in the near-term. Recent examples of our new product development include our development of the CECO Abatement Regenerative Thermal Oxidizer, which is used for ethanol emission applications and other industries.

Maintain Strong Customer Focus. We enjoy a diversified customer base of more than 3,000 active customers as of December 31, 2008, across a broad base of industries, including aerospace, brick, cement, ceramics, metalworking, ethanol, printing, paper, food, foundries, power plants, metal plating, wood working, chemicals, tobacco, glass, automotive and pharmaceuticals. We believe that there are multiple opportunities for us to expand our penetration of existing markets and customers.

Pursue Selective Acquisitions. We believe we currently offer an attractive turnkey solution to our customers with organic growth potential; however, we will also continue to explore selective acquisition opportunities that:

- Further broaden the breadth of our product and service offering;
- Allow us to enter new end markets or strengthen our presence in an existing end market; and
- Extend our industry leadership position.

The air pollution control and industrial ventilation industry is highly fragmented, which may present acquisition opportunities, particularly companies that produce types of pollution control equipment that we do not currently manufacture or companies that have system expertise in a particular industry that we do not currently serve or feel that we under serve, or who, by integrating into our existing family of companies would make us a dominant player in that particular market. In short we are looking to expand into horizontal markets that will strategically broaden our product and service offering and gain access to new customers and end markets. We believe that there is an ongoing trend among customers to utilize fewer suppliers in order to simplify procurement, increase manufacturing efficiency and generally reduce costs. We believe our reputation as an established, reliable and responsible provider of complete turnkey solutions makes us an attractive acquirer. However, our ability to expand through acquisition may be limited in the near future due to the worsening economic climate, and in particular the tightening of credit markets.

Products and Services

We believe that we are recognized as a leading provider in the air pollution control industry. We focus on engineering, designing, building, and installing systems that capture, clean and destroy airborne contaminants from industrial facilities as well as equipment that controls emissions from such facilities. We now market these turnkey pollution control services through all our companies with Kirk & Blum providing project management. With a diversified base of more than 3,000 active customers, we provide services to a myriad of industries including aerospace, brick, cement, ceramics, metalworking, printing, paper, food, foundries, utilities, metal plating, woodworking, chemicals, glass, automotive, ethanol, pharmaceuticals, and chemicals. The table below illustrates how our family of companies are spread over this diversified customer base, providing a broad range of applications.

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
Contracting			
Kirk & Blum	• Turnkey Design, Build, Install: - Dust Collectors - Oil Mist Collectors - Chip Conveyance Systems • Custom Sheet Metal Fabrication	• Aerospace • Automotive • Food • Foundry • Glass • Primary Metals • Printing	• Collection: - Dust - Oil Mist - Fume Exhaust • Exhaust/Make-up Air • Paint/Finishing Booths • Pneumatic Conveying
H.M. White	• Turnkey Design, Build, Install: - Airhouses - Conveyors - Dust Collectors • Custom Sheet Metal Fabrication	• Automotive • Electronic • Metal Finishing	• Washing • Paint/Finishing Booths • Ovens • Process Ventilation • Dust Collection
Equipment			
CECO Abatement	• Regenerative Thermal Oxidation • Catalytic and Thermal Oxidation • Selective and Regenerative Catalytic Reduction	• Chemical Processing • Ethanol • Paint Booth Emissions • Wastewater Treatment • Wood Products • Asphalt	• High Efficiency Destruction: - Volatile Organic Compounds - Fumes - Industrial Odors
EFOX	• Design and manufacture: - Dampers - Expansion Joints • Aftermarket service	• Coal-Fired Power Plants • Chemical Processing • Refining • Metals • Wood Products	• Steam Heat Recovery • Flue Gas Desulphurization • Catalytic (NOx) Reduction

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
Flextor	• Design and manufacture: - Dampers - Expansion Joints • Aftermarket Service	• Coal-Fired Power Plants • Chemical Processing • Refining • International Customers	• Steam Heat Recovery • Flue Gas Desulphurization • Catalytic (NOx) Reduction
CECO CECO Filters	• Fiber-Bed Filter Mist Collectors • Catenary Grid and Narrow Gap • Venturi Scrubbers • Replacement Filters • Repack Services	• Asphalt • Chemical • Fertilizer • Metals • Semiconductors	• Acid/Caustic Mist • Storage Tank Emissions • Lubricant Emissions • Nitric Acid • Platinum Recovery • Wet Bench Acid
BUSCH	• Heavy Duty Air Handling and Conditioning • Fume Exhaust Systems • Air-Curtain Hoods • JET*STAR Strip/ Coil Coolers and Dryers	• Aluminum • Chemical • Paper • Power • Steel	• Rolling Mill Oil Mist Collection • Heavy Gauge Strip and Coil: - Coolers - Dryers • General Ventilation
CECO CECOaire	• Turnkey Design, Build, Install: - Pulsejet Baghouses - Reverse Air Baghouses - Pulsejet Cartridge Filters	• Cement • Lime • Steel • Foundry	• Collection: - Dust - Dry Particulate Matter - Kiln Exhaust - Raw Mill Exhaust - Electric Furnace

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
GMD Environmental	• Pulsejet Fabric Filters (Baghouses) • Shaker Dust Collectors • Cartridge Dust Collectors • Flue Gas Coolers • Exhaust (In-Line) Treatment Systems • Foundry Sand Reclamation Equipment	• Foundry • Steel • Cement • Secondary Aluminum	• Cupola Emission Control • Foundry Ventilation • Furnace Exhaust

Solutions to Pollution K®	• Design, Manufacture and/or Install:
	- Industrial Cyclones
	- FCC Cyclones
	- Air Classifiers
	- Scrubbers
	  - Venturi
	  - Packed Bed
	  - Multiple Purpose
	• Electrostatic Precipitators
	- New, Rebuilds, Conversions to Fabric Filtration and/or Parts and Service
	• Medial Filtration:
	- Baghouse Fabric Filters
	- Cartridge Collectors
	• Pneumatic Conveying and Industrial Ventilation
		• Refiners
		• Utilities
		• Bio Fuels
		• Petrochemicals
		• Pharmaceutical
		• Forest Products
		• Manufacturing
		• Food
			• Air Pollution Control
			• Product Recovery and Capture
			• Petroleum Refining
			• Catalyst Recovery
			• Manufactured Sand
			• Protection of Downstream Process and Pollution Control Equipment
			• Flyash Beneficiation

A.V.C. Specialists	• Electrostatic Precipitator Parts • Electrostatic Precipitator Service	• Utilities • Refiners	• Air Pollution Control
Components/Parts			
KB Kirk & Blum	• Component Parts for Industrial Air Systems	• Industrial Sheet Metal Contractors	• Industrial Ventilation Systems

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
Kirk & Blum Parts K&B DUCT	• Clamp-Together Componentized Ducting Systems	• Industrial Sheet Metal Contractors • Chemical • Food • Furniture • Metals • Pharmaceuticals	• Capture in Moderately Abrasive Environments: - Dust Particles - Fumes - Oil Mist
Engineering/Design KBD TECHNIC	• Air Flow and Contaminant Engineering and Design • Ventilation System Testing and Balancing • Emission Testing for Regulatory Compliance	• Automotive • Food • Furniture • Glass • Metals • Plastics • Smelters	• Emission Testing and Compliance • Systems Analysis • Industrial Ventilation: - Engineering - Design
CECO CECO Energy Management Team	• Eliminates Waste • Ventilation System Efficiencies • Reducing Energy Expenses	• Automotive • Electronic • Foundry • Steel	• Energy Waste • Exhaust System Inefficiency • Ventilation System Energy Expense

Contracting

Our contracting business unit is comprised of our Kirk & Blum division and H.M. White. Under the Kirk & Blum trade name we have four principal lines of business. All have evolved from the original air pollution systems business (contracting, fabricating, parts and clamp-together duct systems). The largest line, with nine strategic locations throughout the Midwest and Southeast United States, is air pollution control systems and industrial ventilation. These systems, primarily sold on a turnkey basis, include oil mist collection, dust collection, industrial exhaust, chip collection, make-up air, as well as automotive spray booth systems, industrial and process piping, and other industrial sheet metal work. We provide a cost effective engineered solution to in-plant process problems in order to control airborne pollutants. Representative customers include General Electric Company, General Motors Corporation, The Procter & Gamble Company, Nissan Motor Co., Ltd., Honda Motor Co., Inc., Toyota Motor North America, Inc., The Boeing Company, Lafarge, Corning Incorporated, RR Donnelley, and Alcoa Inc. North America is the principal market served. We have, at times, supplied equipment and engineering services in certain overseas markets. We have completed several major contracts in Mexico and are currently executing large projects in China. We also do projects in Japan, Taiwan, and Korea.

We provide custom metal fabrication services at our Kirk & Blum Cincinnati, Ohio and Lexington, Kentucky locations. These facilities are used to fabricate parts, subassemblies, and customized products for air pollution and non-air pollution applications from sheet, plate, and structurals and perform the majority of the fabrication for CECO Filters, Busch International, CECOaire and CECO Abatement. We have developed significant expertise in custom sheet metal fabrication. As a result, these facilities give us flexible production capacity to meet project schedules and cost targets in air pollution control projects while generating additional fabrication revenue in support of non-air pollution control industries. Kirk & Blum is the custom fabricator of product components for many companies located in the Midwest choosing to outsource their manufacturing. Generally, we will market custom fabrication services under a long-term sales agreement. Representative customers include Siemens and General Electric.

In February 2006, we entered into a transition agreement with H.M. White, LLC and H.M. White Holdings of Detroit, Michigan to jointly participate in the pursuit of new business in the areas of industrial ventilation systems and sheet metal and paint finishing construction. This combination of businesses allows us to expand our access to the automotive markets, especially in Detroit, where we previously had a minimal presence.

Equipment

Our equipment business unit is comprised of CECO Filters, Busch International, CECO Abatement, CECOaire, Effox, GMD, FKI, Flextor, and A.V.C. We added the CECO Abatement Systems division in 2001 to extend our penetration into the thermal oxidation market. We enable our customers to meet BACT requirements and compliance targets for fumes, volatile organic compounds, process, and industrial odors. Our services eliminate toxic emission fumes and volatile organic compounds from large-scale industrial processes. We have a presence in the chemical processing, ethanol, paint booth emissions, wastewater treatment, and wood products industries.

We acquired the damper and expansion joint assets of Effox in Cincinnati, Ohio on February 28, 2007, to continue the execution of our horizontal integration strategy. This acquisition broadens our exposure to the multibillion dollar electric power generation market, coal and gas, and the ethanol, metals and mineral products markets. We provide dampers and expansion joints for flue gas and process air systems with emphasis on steam heat recovery, flue gas desulphurization, and catalytic (NOx) reduction. For existing systems, Effox provides rebuilding and repair services, including basic design modification. Flextor is quite similar to Effox but its business is more international with an emphasis on Latin America.

We acquired the assets of GMD Environmental Technologies on October 31, 2007, to further expand our air pollution control capabilities to include Shaker Dust Collectors, Cupola Emission Control Systems, Flue Gas Coolers, Thermal Sand Reclaimers, and totally enclosed systems for the treatment of heavy metals, acid gases, volatile organic compounds, dioxins and furans.

In February 2008, we acquired the assets of FKI, to further expand our access to the petrochemical, petroleum and power markets. FKI produces cyclones, classifiers, electrostatic precipitator parts and service, air filtration equipment and scrubbers. A.V.C., acquired in August 2008, added to FKI's parts business.

Our fiber bed filter technology is marketed under the CECO Filters trade name directly to customers. The principal functions of the filters are (a) the removal of damaging mists and particles (e.g., in process operations that could cause downstream corrosion and damage to equipment), (b) the removal of pollutants, and (c) the recovery of valuable materials for reuse. The filters are also used to collect fine insoluble particulates. Major users are chemical and electronics industries, manufacturers of various acids, vegetable and animal based cooking oils, textile products, alkalies, chlorine, papers, asphalt and pharmaceutical products. In February 2004, we established CECO Filters India Pvt. Ltd. in Chennai, India to market filtering equipment under the CECO Filters trade name to extend our penetration into Asia.

We design and build air handling equipment and systems for filtering, cooling, heating, and capture of emissions in the metal industries under the Busch International name. Our fume exhaust systems with industry recognized hood designs provide high efficiency control of oil mist and fumes, removing liquid particles and vapor phase emissions from rolling mill, machining, and other oil mist generating processes. We also provide systems for corrosion protection, fugitive emissions control, evaporative cooling, and other ventilation and air handling applications. We also market a strip cooler under the JET*STAR name that is designed to cool metal strip coatings even at high strip speeds. This equipment is globally marketed to the steel and aluminum industries.

In January 2005, we formed CECOaire to increase our penetration into the dust control markets. We market baghouses that remove dust and particulate from industrial process airstreams. Our fabric dust collector product line optimizes sizing, component selection, and low pressure drop for increased energy savings. Our CECOaire Series HC and VC dust collectors are fully-automated pulse-jet cleaned pleated-cartridge filters designed to handle applications in a variety of industries. We have the ability to upgrade existing dust collectors and offer complete conversion services. Prior to January 2005, CECOaire operated as part of CECO Filters.

Components/Parts

We market component parts for industrial air systems to contractors, distributors and dealers throughout the United States under the Kirk & Blum Parts division. In 2001, we started the K&B Duct product line to provide a cost effective alternative to traditional duct. Primary users for this product line are those that generate dry particulate such as furniture manufacturers, metal fabricators, and any other users desiring flexibility in a duct system. Customers include end users, contractors, and dealers.

Engineering/Design

Our engineering and design services are marketed under the kbd/Technic trade name to provide engineering services directly to customers. We routinely conduct stack tests for compliance demonstrations and provide customers with engineering evaluations of process or pollution control equipment. Our testing capabilities include the measurement of particulate emissions and particle size distribution including PM-10, sulfur oxides, nitrogen oxides, volatile organic compounds (VOCs), metals, and acid gases. Our industrial ventilation system designs enable reduced construction, operating, and maintenance costs by optimizing airflow. Representative customers include General Motors Corporation, Ford Motor Company, Toyota Motor North America, Inc., The Quaker Oats Company, Nissan Motor Co., Ltd. and Honda Motor Co., Inc.

In 2006, we formed CECO Energy Management, which is a joint effort involving Kirk & Blum, H.M. White and kbd/Technic, to assist customers in developing plant wide energy reduction strategies in addition to eliminating waste and raising the efficiency of ventilation systems. By using Life Cycle Cost Analysis, we are able to build efficiency into the design of fans, motors, and collectors that delivers substantial cost savings over the life of the exhaust system.

Project Design and Development

We focus our development efforts on designing and introducing new and improved approaches and methodologies which produce for our customers better system performance and often improve customer process performance. For example, the patented JET*STAR strip cooler produced by Busch International routinely allows customers to increase the speed of galvanizing lines, thus enhancing productivity, while at the same time increasing product quality by, through the use of the cooling air, holding the strip more stable as the zinc coating cools. We produce specialized products, which are often tailored to the specifications of a customer or application. We continually collaborate with our customers to develop the proper solution and ensure customer satisfaction. During 2008, 2007, and 2006, costs expended in development were not significant. Such costs are generally included as factors in determining pricing.

We also specialize in the design, fabrication and installation of turnkey ventilation systems and processes. The project development cycle may follow many different paths depending on the specifics of the job and end market. The process normally takes between one and six months from concept and design to production, which may vary significantly depending on developments that occur during the process, including among others, the emergence of new environmental demands, changes in design specifications and ability to obtain necessary approvals.

Sales, Marketing and Support

Our selling strategy is to provide a solutions-based approach for controlling industrial airborne contaminants by being a single source provider of industrial ventilation and air-pollution control products and services. This involves horizontally expanding our scope of products and services through selective acquisitions and the formation of new business units that are then vertically integrated into our growing family of turnkey system providers. We believe this provides a discernable competitive advantage. We execute this strategy by utilizing our portfolio of in-house technologies and those of third party equipment suppliers. Many of these have been long standing relationships, which have evolved from pure supplier roles to value-added business partnerships. This enables us to leverage existing business with selective alliances of suppliers and application specific engineering expertise. Our products primarily compete on the basis of price, performance, speed of delivery, quality, customer support and single source responsibility. Our value proposition to customers is to provide competitively priced, customized turnkey solutions. Our combined industry-specific knowledge base accompanied by our product and service offerings provide valuable synergies for design innovation.

We sell and market our products and services with our own direct workforce in conjunction with outside sales representatives in the U.S., Mexico, Canada, Asia, Europe and South America. We have direct employees in India and in China. We intend to expand our sales and support capabilities and our network of outside sales representatives in key regions domestically and internationally.

Much of our marketing effort consists of individual visits to customers, dissemination of sales and advertising materials, such as product announcements, brochures, magazine articles, advertisements and cover or article features in trade journals and other publications. We also participate in public relations and promotional events, including industry tradeshows and technical conferences. We maintain an internal marketing organization that is responsible for these initiatives.

Our customer service organization or sales force provides our customers with technical assistance, use and maintenance information as well as other key information regarding their purchase. We also actively provide our customers with access to key information regarding changes in environment regulations and potentially pending changes as well as new product or service developments. We believe that maintaining a close relationship with our customers and providing them with the support they request improves their level of satisfaction and enables us to foresee their potential future product needs or service demands. Moreover, it leads to sales of annual service and support contracts as well as consumables. Our website also provides our customers with online tools and technical resources.

Quality Assurance

In engineered systems, quality is defined as system performance. We carefully review with our customers, before the contract is signed, the level of contaminant capture required and the efficiency of the equipment that will remove the contaminant from the air stream prior to it being exhausted to the atmosphere. We then review these same parameters internally to assure that guarantees will be met. Standard project management and production management tools are used to ensure that all work is done to specification, that project schedules are met, and that the system is started up in the proper manner. Equipment is tested at the site to ensure it is functioning properly. Every fiber bed filter we build is tested at the factory, both in India and the US. Historically, warranty expense is very low.

Customers

We are not dependent upon any single customer, with no customer comprising 10% or more of our consolidated revenues for 2008 and we do not believe that the loss of any of our customers would have a material adverse effect on us and our subsidiaries, taken as a whole. In 2007, General Motors Corporation, with which we had one contract for $50.0 million and several others which when aggregated, comprised 26% of our consolidated revenues for 2007.

Suppliers and Subcontractors

We purchase our angle iron and sheet plate products from a variety of sources. When possible, we secure these materials from steel mills. Other materials are purchased from a variety of steel service centers. Steel prices have been volatile but we typically mitigate the risk of higher prices by including a "surcharge" on our standard products. On contract work, we mitigate the risk of higher prices by including the current price in our estimate.

We purchase chemical grade fiberglass as needed from Johns Manville Corporation, which we believe is the only domestic supplier of such fiberglass.

We have a good relationship with all our suppliers and do not anticipate any difficulty in continuing to receive such items on terms acceptable to us. We have not experienced difficulty in procuring a sufficient supply of materials in the past. We typically agree to billing terms with our suppliers ranging from net 30 to 45 days. To the extent that our current suppliers are unable or unwilling to continue to supply us with materials, we believe that we would be able to obtain such materials from other suppliers on acceptable terms.

Typically on turnkey projects we subcontract such things as electrical work, concrete work, controls, conveyors, insulation, etc. We use subcontractors with whom we have good working relationships and review each project, both at the beginning and on an ongoing basis, to ensure that all work is being done according to our specifications. Subcontractors are generally paid on a "pay when paid" basis.

Backlog

Backlog is a representation of the amount of revenue expected from complete performance of uncompleted signed firm fixed-price contracts that have not been completed for products and services we expect to substantially deliver within the next 12 months. The Company's customers may have the right to cancel a given order, although historically cancellations have been rare. Backlog was approximately $68.0 million and $85.5 million at the end of the fiscal years 2008 and 2007, respectively. Substantially all 2007 backlog was completed in 2008. Approximately 90% of the 2008 backlog is expected to be completed in 2009. Backlog is not defined by generally accepted accounting principles and our methodology for calculating backlog may not be consistent with methodology used by other companies.

Competition

We believe that there are no singly dominant companies in the industrial ventilation and air pollution control markets in which we participate. These markets are fragmented with numerous smaller and regional participants. Due to the size and shipping weight of many of our projects, localized manufacturing/fabrication capabilities is very important to our customers. As a result, competition varies widely by region and industry. The market for our products is highly competitive and is characterized by technological change, continuously changing environment regulations and evolving customer requirements. We believe that the principle competitive factors in our markets include:

- Breadth and diversity of product offerings;
- Ability to design standard and custom products that meet customers' needs;
- Ability to provide a reliable solution in a timely manner;
- Quality customer service and support; and
- Financial and operational stability, including reputation.

We believe we compete favorably with respect to these factors.

Seasonality

Our business is subject to seasonal fluctuations. The fourth quarter of our fiscal year, which ends December 31, is typically our strongest quarter. This is due to a combination of factors. First, many of our customers attempt to complete major capital improvement projects before the end of the calendar year. Also, many customers shut down over the Christmas holidays to perform maintenance services on their facilities. These factors create increased demand for our products and services during this period.

Conversely, the first quarter of our calendar fiscal year is typically our weakest quarter. This is caused to some extent by winter weather constraints on outside construction activity but also by the seasonality of capital improvement projects as discussed relating to the fourth quarter.

Government Regulations

We believe our operations are in material compliance with applicable environmental laws and regulations. We believe that changes in environmental laws and regulations will not have a material adverse effect on our operations. Given the nature of our business, such changes create opportunity.

We are also subject to the requirements of OSHA and comparable state statutes. We believe we are in material compliance with OSHA and state requirements, including general industry standards, record keeping requirements and monitoring of occupational exposures. In general, we expect to increase our expenditures to comply with stricter industry and regulatory safety standards such as those described above. Although such expenditures cannot be accurately estimated at this time, we do not believe that they will have future material adverse effect on our financial position, results of operations or cash flows.

Intellectual Property

Our business has historically relied on technical know-how and experience rather than patented technology. In 1997, we purchased, among other assets, three patents from Busch Co. that relate to the JET*STAR systems. We hold a US patent for our N-SERT and X-SERT prefilters and for our Cantenary Grid scrubber. We also hold a US patent for a fluoropolymer fiber bed for a mist eliminator, a US patent for a fluted filter, and a US patent for a multiple in-duct filter system. We do not view our patents to be material to our business.

Financial Information about Geographic Areas

For 2008, 2007 and 2006, sales to customers outside the United States, including export sales, accounted for approximately 11%, 9% and 5%, respectively, of consolidated net sales. The largest portion of these sales was destined for Canada. Generally, sales are denominated in U.S. dollars.

In March 2008, we acquired Fisher-Klosterman, Inc. which leases a 40,000 square foot facility in Shanghai, China and in August 2008 we acquired Flextor Inc. which leases a 15,000 square foot facility in Montreal, Canada. We currently are not materially reliant on any of our foreign operations. We anticipate that our sales to customers outside of the United States will continue to rise.

Employees

We had 843 full-time employees and 2 part-time employees as of December 31, 2008. The facilities acquired with the acquisition of Kirk & Blum and H.M. White are unionized except for selling, engineering, design, administrative and operating management personnel. None of our other employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be satisfactory. In total, approximately 413 employees are represented by international or independent labor unions under various union contracts that expire at various intervals.

Executive Officers of Registrant

The following are the executive officers of the Company as of March 1, 2009. The terms of all officers expire at the next annual meeting of the board of directors and upon the election of the successors of such officers. The ages given are as of March 1, 2009.

Name	Age	Position with CECO
Phillip DeZwirek	71	Chief Executive Officer; Chairman of the Board of Directors
Richard J. Blum	62	President; Chief Operating Officer; Director
Dennis W. Blazer	61	Vice President-Finance and Administration; Chief Financial Officer; Assistant Secretary
David D. Blum	53	Senior Vice President; President of Kirk & Blum
Jason DeZwirek	38	Secretary; Director

Phillip DeZwirek became a director, the Chairman of the Board and the Chief Executive Officer of the Company in August 1979. Mr. DeZwirek also serves as a member of the boards of directors of the Company's subsidiaries. In addition to serving as our Chief Executive Officer, Chairman and Treasurer, Mr. DeZwirek's principal occupations during the past five years have been serving as President of Icarus Investment Corp., an Ontario corporation formerly known as Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. ("Icarus Ontario") (since 1990) and a director and the Chairman, Chief Executive Officer and Treasurer of API Electronics Group Corp. (since May 2002) and a director and the Chairman of its parent, API Nanotronics Corp. (since November 2006), a publicly traded company (OTCBB:APIA) engaged in the manufacture of electronic components and systems for the defense and communications industries. Mr. DeZwirek is also involved in private investment activities. Mr. DeZwirek is the father of Mr. Jason DeZwirek.

Richard J. Blum became the President and a director of the Company on July 1, 2000, the Chief Operating Officer in May 2008, and the Chief Executive Officer and President of CECO Group, Inc. on December 10, 1999. Mr. Blum has been a director of The Kirk & Blum Manufacturing Company ("Kirk & Blum") since February 28, 1975. Mr. Blum also serves as Chief Executive Officer of the Company's subsidiaries Effox, GMD Environmental and Flextor, and Chairman of the Board of FKI. Mr. Richard Blum also serves on the boards of directors of the Company's subsidiaries. Mr. Blum is also a director of The Factory Power Company, a company of which CECO owns a minority interest and that provided steam energy to various companies, including CECO. Mr. Richard Blum is the brother of Mr. David Blum.

Dennis W. Blazer became the Chief Financial Officer and the Vice President-Finance and Administration of the Company on December 13, 2004. From 2003 to 2004, Mr. Blazer served as a financial consultant to GTECH Corporation, a leading global information technology corporation. From 1998 to 2003, he served as the Chief Financial Officer of Interlott Technologies, Inc., which stock traded on the American Stock Exchange and which was a worldwide provider of vending technologies for the lottery industry prior to its acquisition by GTECH Corporation in 2003. From 1973 to 1998, Mr. Blazer also served in varying capacities leading up to the position of Vice President of Finance and Administration for The Plastic Moldings Corporation, a custom manufacturer of precision molded plastic components. Mr. Blazer is a Certified Public Accountant.

David D. Blum has served as Senior Vice President since March 2002. From July 2000 through March 2000 he served as our Senior Vice President-Sales and Marketing. He also has served as President of Kirk & Blum since November 12, 2002, Vice President of CECO Group, Inc. since November 2001, Chief Executive Officer of H. M. White since March 2006, and Chief Executive Officer of our Mexico subsidiaries since November 2007. Mr. David Blum is the brother of Mr. Richard Blum.

Jason DeZwirek, the son of Phillip DeZwirek, became a director of the Company in February 1994. He became Secretary of the Company on February 20, 1998. He also serves as a member of the boards of directors of the Company's subsidiaries. Mr. DeZwirek's principal occupation since October 1999 has been as an officer and director of Kaboose Inc., an online media company servicing the children and family markets that trades on the Toronto Stock Exchange (TSX:KAB). Mr. DeZwirek currently serves as Chairman and Chief Executive Officer of Kaboose Inc. Mr. DeZwirek also is a director and the Secretary of API Nanotronics Corp. (OTCBB:APIA), a publicly traded company engaged in the manufacture of electronic components and systems for the defense and communications industries.

Available Information

Our Internet website is www.cecoenviro.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports are available, without charge, on the website as soon as reasonably practicable after we electronically file these reports with the Securities and Exchange Commission ("SEC"). You also can obtain these reports, free of charge, by contacting Investor Relations, CECO Environmental, 3120 Forrer Street, Cincinnati, Ohio 45209, Phone: 1-800-606-2326. You can also obtain these reports and other information, at the SEC's Internet website at www.sec.gov. You also may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-732-0330.

We are not including the information contained in our website or any other website as part of, or incorporating them by reference into, the Annual Report on Form 10-K.

Item 1A. ***Risk Factors***

Additional Risk Factors to Consider:

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in this Annual Report on Form 10-K before you decide to invest in our securities. The risks described below are the material risks of which we are currently aware; however, they may not be the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business. If any of these risks develop into actual events, it could materially and adversely affect our business, financial condition, results of operations and cash flows, the trading price of your shares could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Global economic conditions have created turmoil in the credit and general industrial markets that could have a significant adverse impact on our operations.

Current United States and worldwide economic conditions have resulted in an extraordinary tightening of credit markets coupled with higher interest rates, particularly since the bankruptcy of Lehman Brothers in the third quarter of 2008. These economic conditions have been characterized in news reports as a global economic crisis that has been marked by dramatic and rapid shifts in market conditions and government responses, and they have resulted in unprecedented intervention in financial institutions and markets by governments throughout the world. The current adverse conditions have spread to markets other than the financial and credit markets, including the industrial and labor markets.

Our financial performance depends, in large part, on varying conditions in the markets that we serve, particularly the general industrial markets. Demand in these markets fluctuates in response to overall economic conditions, although the replacement nature of our products helps mitigate the effects of these changes. The weakened economy has resulted in decreased demand for our services, and the current economic uncertainties may cause our customers or prospective customers to continue to defer or reduce spending on the air pollution control products and services that we provide, which could reduce future earnings and cash flow.

Furthermore, the current recession (or depression) may cause some of our customers or vendors to reduce or discontinue operations, which may adversely affect our operations. If, as a result of adverse economic conditions, one or more of our customers enter bankruptcy or liquidate their operations, our revenues and accounts receivable could be materially adversely affected.

If the current economic conditions persist or deteriorate, they could also have a significant adverse impact on our operations by:

- Decreasing our customers' demand for or ability to pay for capital improvements;
- Adversely affecting our customers' ability to obtain credit to fund operations, which in turn would affect their ability to timely make payments on our contracts;
- Increasing our interest expense and, unless these conditions abate, making it more difficult for us to refinance or extend our Credit Facility at its maturity on January 31, 2010; and
- Limiting our ability to expand through acquisitions due to the tightening of the credit markets.
- Increasing the possibility that the Company may incur losses in the future.

Our dependence upon fixed-price contracts could adversely affect our operating results.

The majority of our projects are currently performed on a fixed-price basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon a defined scope, which includes specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss. The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and incur reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.

If actual costs for our projects with fixed-price contracts exceed our original estimates, our profits will be reduced or we may suffer losses.

The majority of our contracts are fixed-priced contracts. Although we benefit from cost savings, we have limited ability to recover cost overruns. Because of the large scale and long-term nature of our contracts, unanticipated cost increases may occur as a result of several factors, including:

- increases in cost or shortages of components, materials or labor;
- unanticipated technical problems;
- required project modifications not initiated by the customer; and
- suppliers' or subcontractors' failure to perform.

Any of these factors could delay delivery of our products. Our contracts often provide for liquidated damages in the case of late delivery. Unanticipated costs that we cannot pass on to our customers, for example the increases in steel prices or the payment of liquidated damages under fixed contracts, would negatively impact our profits.

We have experienced rapid growth, which may be difficult to sustain and which has placed significant demands on our accounting systems and other operational, administrative and financial resources.

Our annual revenue has grown in each of the last five years increasing from $69.4 million in 2004 to $217.9 million in 2008. Our rapid growth has caused, and if it continues will continue to cause, significant demands on our accounting systems and other operational, administrative and financial resources. For example, we are in the process of upgrading our accounting and operational computer software systems. In addition, we will be expanding and otherwise improving our internal systems, including our other management information systems, customer relationship and support systems, and operating, administrative and financial systems and controls. We may also need to hire additional staff. This effort has required, and if it continues, will continue to require, us to make significant capital expenditures and incur significant expenses. These efforts may also divert the attention of management, sales, support and finance personnel from our core business operations, which may adversely affect our financial performance in future periods.

Our future growth will depend, among other things, on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources. As a result, we face significant challenges:

- in maintaining adequate accounting, financial and business controls;
- implementing new or updated information, accounting and financial systems, and procedures; and
- in training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis.

We cannot assure you that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

We have a substantial amount of indebtedness, which may adversely affect our ability to operate our business, remain in compliance with debt covenants, make payments on our debt and limit our growth.

As of March 6, 2009, the aggregate amount of our (i) outstanding indebtedness under our credit facility with Fifth Third Bank (the "Bank Facility") and (ii) subordinated debt was approximately $18.7 million. Our outstanding indebtedness could have important consequences for you, including the following:

- it may be more difficult for us to satisfy our obligations with respect to our Bank Facility and subordinated debt, and any failure to comply with the obligations of any of the agreements governing such indebtedness, including financial and other restrictive covenants, could result in an event of default under such agreements;
- the covenants contained in our debt agreements limit our ability to borrow money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;
- the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;
- we will need to use a portion of our cash flows to pay principal and interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;
- we may have a higher level of debt than some of our competitors, which could put us at a competitive disadvantage;
- we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and
- our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our existing or future debt and meet our other obligations. If we do not have enough money to service our existing or future debt, we may be required to refinance all or part of our existing or future debt, sell assets, borrow more money or raise equity. We may not be able to refinance our existing or future debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all.

Our inability to deliver our backlog on time could affect our future sales and profitability, and our relationships with our customers.

Our backlog has decreased from approximately $85.5 million at December 31, 2007 to approximately $68.0 million at December 31, 2008. Our ability to meet customer delivery schedules for our backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Our failure to deliver in accordance with customer expectations may result in damage to existing customer relationships and result in the loss of future business. Failure to deliver backlog in accordance with expectations could negatively impact our financial performance and cause adverse changes in the market price of our common stock.

Since our financial performance is seasonal, current results are not necessarily indicative of future results.

Our operating results may fluctuate significantly due to the seasonality of our business and these fluctuations make it more difficult for us to predict accurately in a timely manner factors that may have a negative impact on our business. The fourth quarter of our fiscal year, which ends December 31, is typically our strongest quarter. For example, many of our customers attempt to complete major capital improvement projects before the end of the calendar year. In addition, many customers shut down over the Christmas holidays to perform maintenance services on their facilities. These factors create increased demand for our products and services during this period.

Conversely, the first quarter of our fiscal year is typically our weakest quarter. This is caused to some extent by winter weather constraints on outside construction activity but also by the seasonality of capital improvement projects as discussed relating to the fourth quarter. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Our financial performance may vary significantly from period to period, making it difficult to estimate future revenue.

Our annual revenues and earnings have varied in the past and are likely to vary in the future. Our contracts generally stipulate customer specific delivery terms and may have contract cycles of a year or more, which subjects these contracts to many factors beyond our control. In addition, contracts that are significantly larger in size than our typical contracts tend to intensify their impact on our annual operating results. Furthermore, as a significant portion of our operating costs are fixed, an unanticipated decrease in our revenues, a delay or cancellation of orders in backlog, or a decrease in the demand for our products, may have a significant impact on our annual operating results. Therefore, our annual operating results may be subject to significant variations and our operating performance in one period may not be indicative of our future performance.

We have a history of net losses, and may not be profitable in the future.

Although we reported net income of $5.0 million, $6.3 million and $3.1 million for the years ended December 31, 2008, 2007 and 2006, respectively, we have incurred net losses for each prior fiscal year since 1999. We cannot assure you that we will continue to be profitable in the future. Even if we maintain profitability, we may experience significant fluctuations in our revenues and we may incur net losses from period to period. The impact of the foregoing may cause our operating results to be below the expectations of securities analysts and investors, which may result in a decrease in the market value of our common stock.

Percentage-of-completion method of accounting for contract revenue may result in material adjustments that would adversely affect our operating results.

We recognize contract revenue using the percentage-of-completion method on all fixed price contracts over $50,000. Under this method, estimated contract revenue is accrued based generally on the percentage that costs to date bear to total estimated costs. Estimated contract losses are recognized in full when determined. Accordingly, contract revenue and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management's reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions, which are outside the control of management, or our historical experience could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.

A significant portion of our accounts receivable are related to large contracts, which increases our exposure to credit risk.

We closely monitor the credit worthiness of our customers. Significant portions of our sales are to customers who place large orders for custom products and whose activities are related to the power and oil/gas industries. As a result, our exposure to credit risk is affected to some degree by conditions within these industries and governmental and/or political conditions. If any of these customers enter bankruptcy or liquidation it may have a material adverse affect on our revenues and accounts receivable. We frequently attempt to reduce our exposure to credit risk by requiring progress payments and letters of credit. However, the current economic crisis and other unanticipated events that affect our customers could have a materially adverse impact on our operating results.

Changes in billing terms can increase our exposure to working capital and credit risk.

Our products are generally sold under contracts that allow us to either bill upon the completion of certain agreed upon milestones, or upon actual shipment of the product. We attempt to negotiate progress-billing milestones on all large contracts to help us manage the working capital and credit risk associated with these large contracts. Consequently, shifts in the billing terms of the contracts in our backlog from period to period can increase our requirement for working capital and can increase our exposure to credit risk.

Customers may cancel or delay projects. As a result our backlog may not be indicative of our future revenue.

Customers may cancel or delay projects for reasons beyond our control, including due to current economic conditions. Our orders normally contain cancellation provisions which permit us to recover our costs, and, for most contracts, a portion of our anticipated profit in the event a customer cancels an order. If a customer elects to cancel an order, we may not realize the full amount of revenues included in our backlog. If projects are delayed, the timing of our revenues could be affected and projects may remain in our backlog for extended periods of time. Revenue recognition occurs over long periods of time and is subject to unanticipated delays. If we receive relatively large orders in any given quarter, fluctuations in the levels of our quarterly backlog can result because the backlog in that quarter may reach levels that may not be sustained in subsequent quarters. As a result, our backlog may not be indicative of our future revenues. With rare exceptions, we are not issued contracts until a customer is ready to start work on a project. Thus, it is our experience that the only relation between the length of a project and the possibility that a project may be cancelled is simply the fact that there is more time involved. In a year long project there is more time for the customer to have some business downturn causing him to cancel than there is in a three-month project.

Our gross margins are affected by shifts in our product mix.

Certain of our products have higher gross profit margins than others. Consequently, changes in the product mix of our sales from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross profit margins. For example, in the fourth quarter of 2008, we experienced an increase in gross margin as a percent of net sales due to a change in product mix. Certain of our products also have a much higher internally manufactured cost component. Therefore, changes from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross margins. In addition, contracts with a higher percentage of subcontracted work or equipment purchases may result in lower gross profit margins.

If our goodwill or intangibles becomes impaired, we may be required to recognize charges that would reduce our net income or increase our net loss.

As of December 31, 2008, goodwill and intangibles represented approximately $36.5 million, or 30.4% of our total assets. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite lived intangible assets, are no longer amortized, but instead are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually.

While, to date, no impairment write-downs have been necessary, any write-down of goodwill or intangible assets resulting from future periodic evaluations would, as applicable, either decrease our net income or increase our net loss and those decreases or increases could be material.

We face significant competition in the markets we serve.

The industries in which we compete are all highly competitive and highly fragmented. We compete against a number of local, regional and national contractors and manufacturers in each of our product or service lines, many of which have been in existence longer than us and some of which have substantially greater financial resources than we do. Our products primarily compete on the basis of price, performance, speed of delivery, quality, customer support and single source responsibility. We believe new entrants that are large corporations may be able to compete with us on the basis of price and as a result may have a material adverse affect on the results of our operations. In addition, we cannot assure you that other companies will not develop new or enhanced products that are either more effective than ours or would render our products non-competitive or obsolete. Any failure by us to compete effectively in the markets we serve could have a material adverse effect on our business, results of operations and financial condition.

Increasing costs for manufactured components, raw materials, transportation, health care and energy prices may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, and equipment such as fans, motors, etc. Materials comprise the largest component of our costs, representing over 61% of the costs of our net sales in fiscal 2008. Further increases in the price of these items could further materially increase our operating costs and materially adversely affect our profit margins. Similarly, transportation and health care costs have risen steadily over the past few years and represent an increasingly important burden for us. Although we try to contain these costs wherever possible, and although we try to pass along increased costs in the form of price increases to our customers, we may be unsuccessful in doing so for competitive reasons, and even when successful, the timing of such price increases may lag significantly behind our incurrence of higher costs.

We rely on a few key employees whose absence or loss could disrupt our operations or be adverse to our business.

We are highly dependent on the experience of our management in the continuing development of our operations. The loss of the services of certain of these individuals would have a material adverse effect on our business. Although we have employment and non-competition agreements with certain of our key employees, as a practical matter, those agreements will not assure the retention of our employees, and we may not be able to enforce all of the provisions in any employment or non-competition agreement. Our future success will depend in part on our ability to attract and retain qualified personnel to manage our development and future growth. We cannot assure you that we will be successful in attracting and retaining such personnel. Our failure to recruit additional key personnel could have a material adverse effect on our business, financial condition and results of operations.

We may make future acquisitions, which involve numerous risks that could impact our business and results of operations.

Our operating strategy involves horizontally expanding our scope of products and services through selective acquisitions and the formation of new business units that are then vertically integrated into our growing family of turnkey system providers. We have acquired, and may selectively acquire, other businesses, product or service lines, assets or technologies that are complementary to our business. We may be unable to find or consummate future acquisitions at acceptable prices and terms. We continually evaluate potential acquisition opportunities in the ordinary course of business, including those that could be material in size and scope. Acquisitions involve numerous risks, including:

- difficulties in integrating the acquired businesses, product or service lines, assets or technologies;
- diverting management's attention from normal daily operations of the business;
- entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- unanticipated costs and exposure to undisclosed or unforeseen liabilities;
- potential loss of key employees and customers of the acquired businesses, product or service lines, assets or technologies;
- our ability to properly establish and maintain effective internal controls over an acquired company; and
- increasing demands on our operational and information technology systems.

Although we conduct what we believe to be a prudent level of investigation regarding the operating and financial condition of the businesses, product or service lines, assets or technologies we purchase, an unavoidable level of risk remains regarding their actual operating and financial condition. Until we actually assume operating control of these businesses, product or service lines, assets or technologies, we may not be able to ascertain the actual value or understand the potential liabilities. This is particularly true with respect to non-U.S. acquisitions.

In addition, acquisitions of businesses may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. Our Bank Facility contains certain covenants that limit, or which may have the effect of limiting, among other things acquisitions, capital expenditures, the sale of assets and the incurrence of additional indebtedness.

Our manufacturing operations are dependent on third-party suppliers.

Although we are not dependent on any one supplier, we are dependent on the ability of our third-party suppliers to supply our raw materials, as well as certain specific component parts. We purchase all of our chemical grade fiberglass from one domestic supplier, which we believe is the only domestic supplier of such fiberglass, and certain specialty items from only two domestic suppliers. These items also can be purchased from foreign suppliers. Failure by our third-party suppliers to meet our requirements could have a material adverse effect on us. We cannot assure you that our third-party suppliers will dedicate sufficient resources to meet our scheduled delivery requirements or that our suppliers will have sufficient resources to satisfy our requirements during any period of sustained demand. Failure of manufacturers or suppliers to supply, or delays in supplying, our raw materials or certain components, or allocations in the supply of certain high demand raw components could materially adversely affect our operations and ability to meet our own delivery schedules on a timely and competitive basis.

Our disclosure controls and procedures and internal control over financial reporting were determined not to be effective as of December 31, 2008, as evidenced by the material weakness that existed in our internal controls. Our disclosure controls and procedures and internal control over financial reporting may not be effective in future periods, as a result of existing or newly identified material weaknesses in internal controls.

Our management reported material weaknesses in our internal control over financial reporting at the end of 2007 and 2008. A material weakness is a deficiency, or a combination of deficiencies, that adversely affects a company's ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management concluded that as of December 31, 2008, we did not maintain effective internal control over financial reporting and concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that financial information we are required to disclose in our reports under the Exchange Act was recorded, processed, summarized and reported accurately. See "Management's Annual Report on Internal Control Over Financial Reporting."

Although we have remediated certain material weaknesses identified as of December 31, 2007, we have commenced plans to remediate the material weakness identified as of December 31, 2008, and will continue to execute plans to remediate the material weakness reported as of December 31, 2008, there can be no assurance as to when the remediation plans will be fully implemented, nor can there be any assurance that additional material weaknesses will not be identified in the future. We have additional work remaining to remediate our material weaknesses in internal control over financial reporting. Until our remediation efforts are fully completed, we will continue to be at an increased risk that our financial statements could contain errors that will be undetected, and we will continue to incur significant expense and management burdens associated with the additional procedures required to prepare our consolidated financial statements.

In addition, our report on internal controls over financial reporting for the fiscal year ended December 31, 2008 did not include an assessment of the internal controls of Fisher Klosterman, Inc., Flextor, Inc. or A.V.C., which we are not required to include in our report on internal controls until our annual report on Form 10-K for the fiscal year ending December 31, 2009. Unanticipated factors may hinder the effectiveness or delay the integration of our combined internal control systems post-acquisition.

Failure to maintain adequate internal controls could adversely affect our business.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in each of our annual reports on Form 10-K, a report containing our management's assessment of the effectiveness of our internal control over financial reporting and an attestation of our independent auditors. These laws, rules and regulations continue to evolve and could become increasingly stringent in the future. We have undertaken actions to enhance our ability to comply with the requirements of the Sarbanes-Oxley Act of 2002, including, but not limited to, the engagement of consultants, the documentation of existing controls and the implementation of new controls or modification of existing controls as deemed appropriate.

In connection with management's review of our disclosure controls and procedures as of December 31, 2008, management concluded that our controls and procedures are not effective as of the end of such period, in ensuring that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure. The conclusion was based on the existence of the material weakness in our internal control over financial reporting pertaining to entity level controls.

We continue to devote substantial time and resources to the documentation and testing of our controls, and to planning for and implementation of remedial efforts in those instances where remediation is indicated. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory actions, civil or criminal penalties or shareholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition, results of operations and cash flows. We believe that the out-of-pocket costs, the diversion of management's attention from running our day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 will continue to be significant. The material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud, reduce our ability to obtain financing and require additional expenditures to comply with the Section 404 requirements, each of which could negatively impact our business, profitability and financial condition.

There are inherent limitations in all internal control systems over financial reporting, and misstatements due to error or fraud may occur and not be detected.

While we continue to take action to ensure compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in our ability to control all circumstances. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be evaluated in relation to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our operations outside of the United States are subject to political, investment and local business risks.

In 2008, approximately 11% of our total revenue was derived from products or services ultimately delivered or provided to end-users outside the United States. As part of our operating strategy, we intend to expand our international operations through internal growth and selected acquisitions. Operations outside of the United States, particularly in emerging markets, are subject to a variety of risks which are different from or additional to the risks we face within the United States. Among others, these risks include:

- local political and social conditions, including potential hyperinflationary conditions and political instability in certain countries;
- imposition of limitations on the remittance of dividends and payments by foreign subsidiaries;
- adverse currency exchange rate fluctuations, including significant devaluations of currencies;
- tax-related risks, including the imposition of taxes and the lack of beneficial treaties, that result in a higher effective tax rate for us;
- difficulties in enforcing agreements and collecting receivables through certain foreign local systems;
- domestic and foreign customs, tariffs and quotas or other trade barriers;
- increased costs for transportation and shipping;
- difficulties in protecting intellectual property;
- risk of nationalization of private enterprises by foreign governments;
- managing and obtaining support and distribution channels for overseas operations;
- hiring and retaining qualified management personnel for our overseas operations;
- imposition or increase of restrictions on investment; and
- required compliance with a variety of local laws and regulations which may be materially different than those to which we are subject in the United States.

The occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon the financial condition and results of operations.

If we do not develop improved products and new products in a timely manner in response to industry demands, our business and revenues will be adversely affected.

The air pollution control and filtration industry is characterized by ongoing technological developments and changing customer requirements. As a result, our success and continued growth depend, in part, on our ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products or new products that incorporate technological advances, meet customer requirements and respond to products developed by our competition. We cannot assure you that we will be successful in developing or acquiring such rights to products on a timely basis or that such products will adequately address the changing needs of the marketplace.

Our industry has recently experienced shortages in the availability of qualified personnel. Any difficulty we experience replacing or adding qualified personnel could adversely affect our business.

Our operations require the services of employees having technical training and experience in our business. As a result, our operations depend on the continuing availability of such personnel. Shortages of qualified personnel are occurring in our industry. If we should suffer any material loss of personnel to competitors, or be unable to employ additional or replacement personnel with the requisite level of training and experience, our operations could be adversely affected. A significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both.

Our business can be significantly affected by changes in technology and regulatory standards.

The air pollution control and filtration industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Changes in legislative, regulatory or industrial requirements may render certain of our filtration products and processes obsolete. Acceptance of new products and services may also be affected by the adoption of new government regulations requiring stricter standards. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and to remain competitive. We cannot assure you that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products or services will not become obsolete.

We might be unable to protect our intellectual property rights and our products could infringe the intellectual property rights of others, which could expose us to costly disputes.

We hold various patents and licenses relating to certain of our products. We cannot assure you as to the breadth or degree of protection that existing or future patents, if any, may afford us, that our patents will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to us. Although we believe that our products do not and will not infringe patents or violate the proprietary rights of others, it is possible that our existing patent rights may not be valid or that infringement of existing or future patents or proprietary rights may occur. In the event our products infringe patents or proprietary rights of others, we may be required to modify the design of our products or obtain a license for certain technology. We cannot assure you that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. Failure to do any of the foregoing could have a material adverse effect upon our business. In addition, we cannot assure you that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violations action which may be brought against us. Moreover, if our products infringe patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which also could have a material adverse effect on our business.

Work stoppages or similar difficulties could significantly disrupt our operations.

As of February 28, 2009, 331 of our 745 employees are represented by international or independent labor unions under various union contracts that expire from May 2009 to August 2011. It is possible that our workforce will become more unionized in the future. Although we consider our employee relations to generally be good, our existing labor agreements may not prevent a strike or work stoppage at one or more of our facilities in the future and we may be affected by other labor disputes. A work stoppage at one or more of our facilities may have a material adverse effect on our business. Unionization activities could also increase our costs, which could have an adverse effect on our profitability.

Additionally, a work stoppage at one of our suppliers could adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers also could result in reduced demand for our products.

We may incur material costs as a result of product liability claims, which could adversely affect our business, results of operations and financial condition and cash flows.

Despite our quality assurance measures, defects may occur in our products and we may be exposed to product liability claims in the event that the use of our products results, or is alleged to result, in bodily injury and/or property damage or our products actually or allegedly fail to perform as expected. While we maintain insurance coverage with respect to certain product liability claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against product liability claims. In addition, product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome.

An unsuccessful defense of a product liability claim could have an adverse affect on our business, results of operations and financial condition and cash flows. Even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and our company.

Liability to customers under warranties may adversely affect our reputation, our ability to obtain future business and our earnings.

We provide warranties as to the proper operation and conformance to specifications of the products we manufacture. Failure of our products to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims, and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be adversely affected.

We may become liable for the obligations of our subcontractors.

We act as prime contractor on a majority of the construction projects we undertake. In our capacity as prime contractor and when acting as a subcontractor, we perform most of the work on our projects with our own resources and typically subcontract only such specialized activities as electrical work, concrete work, insulation, conveyors, controls, etc. In our industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to the risk associated with the failure of one or more subcontractors to perform as anticipated.

Our business is subject to risks of terrorist acts, acts of war and natural disasters.

Terrorist acts, acts of war, or national disasters may disrupt our operations and information and distribution systems, as well as those of our customers. These types of acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or natural disasters could weaken the domestic/global economies and create additional uncertainties, thus forcing our customers to reduce their capital spending, or cancel or delay already planned construction projects, which could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Our Common Stock

Our executive officers and directors are able to exercise significant influence over CECO, and their interests may conflict with those of our other stockholders.

As of March 10, 2009, our executive officers and directors beneficially own approximately 34.3% of our outstanding common stock, assuming the exercise of currently exercisable warrants and options held by them. The interests of management with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Management's continued concentrated ownership may have the effect of delaying or preventing a change of control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We have engaged in the past, and continue to engage, in related party transactions and such transactions present possible conflicts of interest.

We have engaged in the past, and continue to engage, in several related party transactions, including issuance of subordinated debt, management consulting services, and office space and other expenses related to our Toronto office. All such transactions were approved by the Audit Committee of our Board of Directors, which believed that the transactions were in our best interest. Transactions of this nature present the possibility of a conflict of interest whereby the other party may advance its economic or business interests or objectives that may conflict with or be contrary to our best interests. Any such conflict could have a material adverse effect on our financial conditions and results of operations.

The limited liquidity for our common stock could affect your ability to sell your shares at a satisfactory price.

Our common stock is relatively illiquid. As of March 10, 2009, we had 14,323,231 shares of common stock outstanding. The average daily trading volume in our common stock during the 60 calendar days ended February 27, 2009 was approximately 33,000 shares. A more active public market for our common stock, however, may not develop, which would continue to adversely affect the trading price and liquidity of our common stock. Moreover, a thin trading market for our stock causes the market price for our common stock to fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, you may be unable to liquidate your investment in us at a satisfactory price.

The market price of our common stock may be volatile or may decline regardless of our operating performance and investors may not be able to resell shares they purchase at their purchase price.

The stock market has experienced and may in the future experience volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock has experienced, and may continue to experience, substantial volatility. During the twelve-month period ended February 27, 2009, the sale prices of our common stock on The NASDAQ Global Market has ranged from a low of $1.66 to a high of $9.49 per share. We expect our common stock to continue to be subject to fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

- actual or anticipated variations in quarterly operating results;
- the relatively low float of our common stock caused, among other reasons, by the holdings of our principal shareholders;

- adverse general economic conditions, such as those currently being experienced, including withdrawals of investments in the stock markets generally and a tightening of credit available to potential acquirers of businesses, that result in a lower average prices being paid for public company shares and lower valuations being placed on businesses;
- other domestic and international macroeconomic factors unrelated to our performance;
- our failure to meet the expectations of the investment community;
- industry trends and the business success of our customers;
- loss of key customers;
- announcements of technological advances by us or our competitors;
- current events affecting the political and economic environment in the United States;
- conditions or trends in our industry, including demand for our products and services, technological advances and governmental regulations;
- litigation involving or affecting us; and
- additions or departures of our key personnel.

The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

The number of shares of our common stock eligible for future sale could adversely affect the market price of our stock.

We have reserved 2.0 million shares of our common stock for issuance under our 2007 Equity Incentive Plan ("2007 Plan"), which may include option grants, stock grants and restricted stock grants. As of December 31, 2008, 408,108 shares of stock or restricted stock have been issued under the 2007 Plan. We had outstanding options to purchase 312,605 shares of our common stock as of December 31, 2008 under our 1997 Stock Option Plan. The shares under both plans are registered for resale on currently effective registration statements. We also have additional outstanding options and warrants to purchase 750,000 shares, which were not issued under either of the plans, as of December 31, 2008, and a subordinated promissory note issued to Icarus Ontario that may be converted into approximately 846,890 shares of our common stock (calculated using exchange rates as of February 11, 2009). Icarus Ontario, an affiliate of Phillip DeZwirek and Jason DeZwirek, also owns warrants to purchase 250,000 shares of common stock that have piggy-back rights granting it the right to require that we register such shares in the event we file any registration statements in the future. Icarus Ontario also has such piggy-back registration rights with respect to the shares issuable under the subordinated note.

We may issue additional restricted securities or register additional shares of common stock under the Securities Act of 1933, as amended (the "Securities Act") in the future. The issuance of a significant number of shares of common stock upon the exercise of stock options or warrants, or the availability for sale, or resale, of a substantial number of the shares of common stock under registration statements, under Rule 144 or otherwise, could adversely affect the market price of the common stock.

Issuance of shares under our stock incentive plan or in connection with financing transactions will dilute current stockholders.

Pursuant to our stock incentive plan, our management is authorized to grant stock awards to our employees, directors and consultants. You will incur dilution upon exercise of any outstanding stock awards. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

Our ability to issue preferred stock could adversely affect the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue up to 10,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may issue shares of any series of preferred stock that would rank senior to the common stock as to voting or dividend rights or rights upon our liquidation, dissolution or winding up.

Certain provisions in our charter documents have anti-takeover effects.

Certain provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of us. Such provisions, including those limiting who may call special stockholders' meetings, together with the possible issuance of our preferred stock without stockholder approval, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest.

Because we have no plans to pay any dividends for the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available, our earnings, financial condition, capital requirements and other factors that our board of directors may deem relevant. Additionally, our Bank Facility restricts the payment of dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Item 1B. *Unresolved Staff Comments*

Not Applicable.

Item 2. *Properties*

Our principal operating offices are headquartered in Cincinnati, Ohio at a 236,178 square foot facility that we own.

We have an executive office in Toronto, Canada, at facilities maintained by affiliates of our Chief Executive Officer and Chairman of the Board and Secretary, who work at the Toronto office. We reimburse such affiliate $10,000 per month for the use of the space and other office expenses. We believe that the terms of the reimbursement arrangements were negotiated on an arm's length basis and were made on terms no less favorable than could have been obtained from other third parties.

We own a 33,000 square foot manufacturing facility in Indianapolis, Indiana, a 35,000 square foot manufacturing facility in Louisville, Kentucky and a 33,000 square foot facility in Lexington, Kentucky.

We lease the following facilities:

Location	Square Footage	Annual Rent	Expiration	Type
Cincinnati, Ohio	96,400	$411,700	November 2011	Mfg.
Columbia, Tennessee	34,800	$127,000	August 2010	Mfg.
Greensboro, North Carolina	30,000	$122,400	August 2011	Mfg.
Detroit, Michigan	38,590	$116,000	April 2009	Mfg.
Defiance, Ohio	10,000	$ 36,000	October 2012	Mfg.
Pittsburgh, Pennsylvania	4,000	$ 55,000	May 2011	Sales
Chicago, Illinois	1,250	$ 24,800	January 2012	Sales
Conshohocken, Pennsylvania	30,000	$198,300	April 2011	Mfg.
Canton Mississippi	20,100	$ 35,900	July 2010	Mfg.
Coimbatore, India	11,300	$ 21,250	December 2011	Mfg.
Greenville, South Carolina	500	$ 5,600	August 2010	Sales
Fort Worth, Texas	19,325	$ 61,740	October 2013	Mfg.
Louisville, Kentucky	61,095	$ 98,700	March 2013	Mfg.
Shanghai, China	40,000	$225,000	February 2010	Mfg.
Salt Lake City, Utah	13,600	$ 45,600	March 2010	Mfg.
Lebanon, Pennsylvania	8,200	$ 51,600	Sept. 2011	Office
Montreal, Canada	15,000	$132,500	July 2011	Mfg.

It is anticipated that all leases coming due in the near future will be renewed at expiration.

All properties owned are subject to collateral mortgages to secure the amounts owed under the Bank Facility.

In February 2008 we increased our leased space by 101,000 feet through the acquisition of FKI, which leases properties in Louisville, Kentucky and Shanghai, China and in August 2008 we increased our leased space by 15,000 square feet through the acquisition of Flextor, Inc. Our current capacity, with limited capital additions, is expected to be sufficient to meet production requirements for the near future. We believe our production facilities are suitable and can meet our future production needs.

Item 3. *Legal Proceedings*

There are no material pending legal proceedings to which our Company or any of our subsidiaries is a party or to which any of our property is subject.

Item 4. *Submission of Matters to a Vote of Security Holders*

There was no matter submitted to the vote of the shareholders during the fourth quarter of 2008.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock is traded on the NASDAQ Global Market under the symbol "CECE." The following table sets forth the high and low common stock sales prices as reported by the NASDAQ Global Market during the periods indicated.

2007	High	Low	2008	High	Low
1st Quarter	18.14	9.50	1st Quarter	11.40	6.77
2nd Quarter	15.08	10.90	2nd Quarter	9.49	5.20
3rd Quarter	16.25	10.59	3rd Quarter	6.31	3.85
4th Quarter	16.29	9.60	4th Quarter	4.11	1.66

Holders

The approximate number of registered shareholders of record of our common stock as of March 4, 2009 was 222, although there is a larger number of beneficial owners.

Dividends

We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We are party to certain loan documents which prevent us from paying any dividends.

Recent Sales of Unregistered Securities

Not Applicable.

Performance Graph

This stock performance graph is furnished and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this annual report into any filing under the Securities Act or under the Securities Exchange Act of 1934, as amended (the "Exchange Act") except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

The line graph below compares the annual percentage change in CECO's cumulative total shareholder return on its Common Stock with the cumulative total return of the Russell 2000 Stock Index (a broad-based market index) and the Dow Jones Waste and Disposal Services Index for the five-year period ending December 31, 2008. The graph and table assumes $100 invested on January 1, 2004 in CECO's Common Stock, the Russell 2000 Stock Index and the Dow Jones Waste and Disposal Services Index and that all dividends were reinvested. The Dow Jones Waste and Disposal Services Index total return is weighted by market capitalization.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG CECO ENVIRONMENTAL CORP.,
RUSSELL 2000 INDEX AND DJ WASTE & DISPOSAL SERVICES



DOLLARS
800
700
600
500
400
300
200
100
0
2003
2004
2005
2006
2007
2008
CECO Environmental Corp.
Pollution Control
Russell 2000 Index

COMPARISON OF CUMULATIVE TOTAL RETURN OF ONE OR MORE COMPANIES, PEER GROUPS, INDUSTRY INDEXES AND/OR BROAD MARKETS

	FISCAL YEAR ENDING					
COMPANY/INDEX/MARKET	**12/31/2003**	**12/31/2004**	**12/30/2005**	**12/29/2006**	**12/31/2007**	**12/31/2008**
CECO Environmental Corp.	100.00	208.48	347.88	543.64	665.45	146.67
Pollution Control	100.00	103.45	109.71	134.81	140.98	132.39
Russell 2000 Index	100.00	117.49	121.40	142.12	135.10	88.09

Issuer Purchases of Equity Securities

The following table provides information with respect to the shares of common stock repurchased by us during the fourth quarter of fiscal year 2008.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2008 – October 31, 2008	626,121	$2.50	—	—
November 1, 2008 – November 30, 2008	—	—	—	—
December 1, 2008 – December 31, 2008	—	—	—	—
Total	626,121	$2.50		

(1) Represents shares of our common stock that were purchased from two stockholders, who are affiliates of one another, in a private transaction pursuant to an unsolicited offer from the stockholders to sell their shares.

Item 6. *Selected Financial Data*

The following table sets forth our selected financial information. The financial information as of and for the years ended December 31, 2008, 2007 and 2006 has been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The financial information as of and for the years ended December 31, 2005 and 2004 has been derived from our audited consolidated financial statements not included in this Annual Report. This historical selected financial information may not be indicative of our future performance and should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this Annual Report.

	Year Ended December 31,				
	2008[1]	2007	2006	2005	2004
	(in thousands, except per share amount)				
Statement of income information:					
Net sales	$217,890	$235,953	$135,359	$81,521	$69,366
Gross profit	43,391	39,189	22,972	15,934	12,022
Amortization	1,551	391	90	91	180
Operating income	8,195	12,634	6,047	3,525	1,185
Net income (loss)	5,010	6,305	3,094	(435)	(928)
Basic net income (loss) per share[2]	.31	.47	.27	(.04)	(.09)
Diluted net income (loss) per share	.30	.45	.24	(.04)	(.09)
Weighted average shares outstanding (in thousands)					
Basic	14,633	13,457	11,260	9,993	9,993
Diluted	15,276	14,042	12,890	9,993	9,993

	At December 31,				
	2008	2007	2006	2005	2004
	(dollars in thousands)				
Balance sheet information:					
Working capital	$ 24,843	$ 16,791	$ 5,694	$ (80)	$ (2,639)
Total assets	120,017	96,535	63,188	42,900	43,441
Short-term debt	1,474	4,707	8,679	5,250	8,737
Long-term debt	25,200	—	7,655	9,165	7,345
Shareholders' equity	44,513	40,926	14,923	6,783	7,249

1 Selected financial data for 2008 includes the results of FKI which was acquired on March 1, 2008 and Flextor which was acquired on August 1, 2008.

2 Basic earnings (loss) per common share are calculated by dividing income (loss) by the weighted average number of common shares outstanding during the period.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are one of the leading providers of air-pollution control products and services. These products and services are marketed under the "Kirk & Blum", "CECO Filters", "CECOaire", "Busch International", "CECO Abatement Systems", "kbd/Technic", "K&B Duct", "Effox", "GMD", "Fisher Klosterman", "Flextor", "A.V.C." and "H.M. White" trade names. Our revenues are generated by our services of engineering and designing as well as building equipment, and installing systems that capture, clean and destroy airborne contaminants from industrial facilities and equipment that controls emissions from such facilities. We have a diversified base of more than 3,000 active customers among a myriad of industries including aerospace, brick, cement, ceramics, metalworking, ethanol, printing, paper, food, foundry, power, refining, mining, metal plating, woodworking, chemicals, tobacco, glass, automotive, and pharmaceuticals. Therefore, our business is not concentrated in a single industry or customer.

Our return to profitability in 2006, 2007 and 2008 after several years of losses is directly related to an increase in the level of pollution control capital expenditures which is being driven by an elevated focus on environmental issues such as global warming and energy saving alternatives as well as a U.S. Government supported effort to reduce our independence on foreign oil through the use of bio-fuels like ethanol and electrical energy generated by our abundant domestic supply of coal.

We continue to focus on increasing revenues and profitability. Our operating strategy has involved horizontally expanding our scope of products and services through selective acquisitions and the formation of new business units that are then vertically integrated into our growing family of turnkey system providers. By employing this strategy, we have expanded our business and increased our revenues by adding CECO Abatement Systems, CECOaire, K&B Duct, CECO Filters, India, H.M. White, CECO Energy Management, Effox, GMD, FKI, Flextor and A.V.C. At the same time, we have been able to consolidate these new entities into our existing corporate structure without increasing costs proportionally.

Much of our business is driven by various regulatory standards and guidelines governing air quality in and outside factories.

Recent Developments

Current United States and worldwide economic conditions have resulted in an extraordinary tightening of credit markets coupled with higher interest rates, particularly since the bankruptcy of Lehman Brothers in the third quarter of 2008. These economic conditions have been characterized in news reports as a global economic crisis that has been marked by dramatic and rapid shifts in market conditions and governments throughout the world. The current adverse conditions have affected financial, general industrial and labor markets.

In October 2008, the President signed into law the Emergency Economic Stabilization Act of 2008 under which up to $700 billion has been made available to stabilize U.S. banks and enable the government to purchase devalued financial instruments held by banks and other financial institutions. The Federal Reserve continues to take other measures to stabilize the U.S. financial system and encourage lending. In February 2009, the President signed into law the American Recovery and Reinvestment Act of 2009, which provides up to $787 billion in broad based relief to stimulate economic activity, including $288 billion in tax relief, $148 billion for healthcare, $91 billion for education, $83 billion for worker benefits, job training and unemployment relief, and $81 billion in infrastructure development.

Management has been closely monitoring the economic conditions and government responses. Furthermore, some of our customers have announced that they are facing financial distress which may adversely affect our revenues and accounts receivable. In a weak economy customers tend to lengthen the time between inquiry and order or may defer purchase. If these conditions persist or deteriorate, they could potentially have a significant adverse impact on our operations in future periods.

See “Risk Factors-Global economic conditions have created turmoil in the credit and general industrial markets that could have a significant adverse impact on our operations” in Item 1A of this Annual Report.

Operations Overview

Our contracts are obtained either through competitive bidding or as a result of negotiations with our customers. Contract terms offered by us are generally dependent on the complexity and risk of the project as well as the resources that will be required to complete the project. For example, a contract that can be performed primarily by subcontractors and that does not require us to use our fabrication and assembly facilities can be quoted at a lower gross margin than a more typical contract that will require additional factory overhead and administrative expenses. Our focus is on increasing our operating margins as well as our gross margin percentage which translates into higher net income. Our sales typically peak in the fourth quarter due to a tendency of customers to want to fully utilize annual capital budgets and due to the fact that many industrial facilities shut down for the holiday season and that creates demand for maintenance and renovation work that can be done at no other time.

CECO Filters secures international sales through the efforts of its operation in India and also through a network or sales representatives around the globe. System sales, such as those secured by Busch and Kirk & Blum, are secured through relationships built up over the years in various industries. Some of these relationships are at American companies building plants overseas and some are through the global reputation of Busch. Kirk & Blum and H.M. White have both long done business in Mexico. In March of 2007 a full time salesperson was hired in Mexico and we formed Mexican subsidiaries in November 2007. We believe that we will be able to build a Mexican operation eventually that mirrors Kirk & Blum’s satellite plants.

Cost of sales include approximately 61.1% material and 16.1% labor, plus subcontracting costs and factory overhead. Our cost of sales is principally driven by a number of factors including material prices and labor cost and availability. Changes in these factors may have a material impact on our overall gross profit margins. For example, in larger contracts, we may incur sub-contract work or direct equipment purchases, which may only be marked-up to a limited extent and consequently, the gross margins of the Company are affected. However, profitability is enhanced through the absorption of fixed operating costs, including SG&A and factory overhead.

We break down costs of sales into four categories. They are:

- Labor- Our direct labor both in the shop and in the field;
- Material- Raw material, mostly steel, that we buy to build our products;
- Equipment- Fans, motors, control panels, etc. necessary for turnkey systems; and
- Subcontracts- Electrical work, concrete work, etc. necessary for turnkey systems.

In general, labor is the factor we are able to mark up the most followed by material and equipment and subcontracts. Across our various product lines the relative relationships of these factors changes thus causing variations in gross margin percentage. Material costs have also increased faster than labor costs, which also reduces gross margin percentage. The important factor is that gross margin dollars increase as do operating margin dollars and percentages.

Selling and administrative expense principally includes advertising and marketing expenditures and all corporate and administrative functions and other costs that support our operations. The majority of these expenses are fixed. We expect to leverage our fixed operating structure as we continue to grow our revenue.

How We Manage our Business

We operate under a "hub and spoke" business model in which executive management, finance, administrative and marketing staff serves as the hub while the sales channels serve as spokes. We use this model throughout our operations. This has provided us with certain efficiencies over a more decentralized model.

Although we discuss four principal product lines, our operating units function as internal customers and suppliers of each others' products and services and as such, products and services are intermingled in one major project. As a result, it is not reasonably possible to segregate revenues to external customers, operating profits or identifiable assets by product line.

Strategy

We believe there are significant opportunities for us to increase our revenue, profitability and market position in both the United States and abroad. Our strategy for growth consists of the following elements:

- Expand our customer base, enter new end markets and further penetrate existing end markets;
- Develop innovative solutions;
- Maintain strong customer focus; and
- Pursue selective acquisitions.

Results of Operations

Our consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006 reflect our operations consolidated with the operations of our subsidiaries.

2008 vs. 2007

	For the year ended December 31,	
($'s in millions)	2008	2007
Sales	$217.9	$235.9
Cost of goods sold	174.5	196.7
Gross profit	$ 43.4	$ 39.2
Percent of sales	19.9%	16.6%
Selling and administrative expenses	$ 33.6	$ 26.2
Percent of sales	15.4%	11.1%
Operating income	$ 8.2	$ 12.6
Percent of sales	3.8%	5.3%

Consolidated sales in 2008 were $217.9 million, a decrease of $18.0 million or 7.6% compared to 2007. This decrease was primarily due to decreased demand for our products and services created by weakening industrial sectors including ethanol production, steel production, construction and automotive related sectors. In 2007, General Motors represented $61.6 million of consolidated sales compared to $16.7 million in 2008. This decrease was offset by $33.7 million in new equipment sales revenues attributed to the addition of FKI, Inc. which was acquired in 2008 and $5.1 million attributed to the addition of Flextor which was also acquired in 2008. Demand for our products and services was created by increasingly strict EPA mandated industry Maximum Achievable Control Technology standards ("MACT") and OSHA established Threshold Limit Values ("TLV"), as well as existing pollution control and energy legislation.

Orders booked in 2008 were $182.6 million plus acquired backlog from FKI and Flextor of $17.8 million for a total of $200.4 million, compared with $224.3 million in 2007. The decrease in bookings was due primarily to weakening industrial demand and general economic conditions, as described previously. We continue to experience an active level of customer inquiry and quoting activities.

Gross profit increased by 10.7% or $4.2 million to $43.4 million in 2008 compared with $39.2 million in 2007. Gross profit as a percentage of sales, was 19.9% in 2008 compared to 16.6% in 2007. The net increase in the gross profit percentage of 3.3 percentage points was partially due to changes in product mix with a larger portion of gross profit coming from our expanding equipment group, which includes the recent acquisitions of FKI and Flextor. The increase in gross profit from the equipment group was reduced by lower margins in the contracting group due primarily to a loss on a large automotive contract.

Selling and administrative expenses increased by $7.4 million to $33.6 million in 2008 and selling and administrative expenses, as a percentage of revenues increased from 11.1% in 2007 to 15.4% in 2008. This increase was due primarily to selling and administrative expenses acquired in 2008 through the acquisitions of FKI and Flextor, which amounted to $4.9 million and $0.6 million, respectively. Additionally, we incurred a full year of selling and administrative expense for Effox and GMD in 2008 compared to ten months, and two months, respectively, in 2007 when they were acquired. This accounted for an additional increase of $.7 million. General increases in selling and administrative wages of $0.4 million also contributed to the overall increase.

Depreciation for 2008 was $1.6 million, the majority of which is included in cost of goods sold. This is an increase of $0.4 million from $1.2 million in 2007. This was due to 2008 machinery & equipment additions as well as additional depreciation expense from assets obtained in our 2008 acquisitions.

Amortization, which is primarily related to acquisition intangibles, increased from $0.4 million in 2007 to $1.6 million in 2008. This $1.2 million increase was due primarily to additional intangibles related to 2008 acquisitions and a full year of amortization from our 2007 acquisitions.

Operating income was $8.2 million in 2008 and $12.6 million in 2007. This decrease in operating income resulted from the various factors previously mentioned. Inflation and changing prices did not have a material effect on our revenues or income from operations.

Other income for the year ended December 31, 2008 increased to $920,000 from $10,000 during the same period in 2007. This increase was the result of unrealized foreign currency transaction gains related to our subordinated debt, which is denominated in Canadian currency.

Interest expense decreased to $1.5 million in 2008 compared to $2.0 million for the same period of 2007. This was partially due to a non-recurring charge of $740,000 in 2007 to expense the remaining discount on subordinated notes offset by an increase in interest expense on outstanding debt in 2008.

Federal and state income tax provision was $2.6 million during 2008 compared with a tax provision of $4.4 million for the same period in 2007. The effective income tax rate for 2008 was 34% compared with 41% for the same period of 2007. The effective tax rate during 2008 was affected by certain permanent differences including non-deductible incentive stock based compensation and income from foreign operations.

Net income was $5.0 million in 2008 compared to a net income of $6.3 million in 2007.

2007 vs. 2006

($'s in millions)	For the year ended December 31, 2007	2006
Sales	$235.9	$135.4
Cost of sales	196.7	112.4
Gross profit	$ 39.2	$ 23.0
Percent of sales	16.6%	16.9%
Selling and administrative expenses	$ 26.2	$ 16.8
Percent of sales	11.1%	12.4%
Operating income	$ 12.6	$ 6.0
Percent of sales	5.3%	4.5%

Consolidated sales in 2007 were $235.9 million, an increase of $100.5 million or 74.2% compared to 2006. This increase was primarily due to increased demand for our products and services created by the fundamental strength of many industrial sectors including ethanol production, steel production, coal fired power plant construction and automotive related sectors. This increase also included $27.5 million in new equipment sales revenues attributed to the addition of Effox, Inc. which was acquired in 2007 and $48.1 million in contracting revenues from a large automotive project at H.M. White, Inc. Additional demand for our products and services was created by increasingly strict EPA mandated industry Maximum Achievable Control Technology standards ("MACT") and OSHA established Threshold Limit Values ("TLV"), as well as existing pollution control and energy legislation.

Orders booked in 2007 were $199.7 million plus acquired backlog from Effox and GMD of $24.6 million for a total of $224.3 million compared with $203.6 million in 2006. The increase in bookings was due primarily to our access to new markets provided by the addition of Effox and GMD Environmental. We continue to experience an active level of customer inquiry and quoting activities.

Gross profit increased by 70.4% or $16.2 million to $39.2 million in 2007 compared with $23.0 million in 2006. Gross profit as a percentage of sales, was 16.6% in 2007 compared to 16.9% in 2006. The decrease in the gross profit as a percentage of sales of 0.3% was due primarily to changes in product mix and lower margins on a large automotive project.

Selling and administrative expenses, as a percentage of revenues decreased from 12.4% in 2006 to 11.1% in 2007. This decrease in percentage is the result of leveraging the primarily fixed selling and administrative expenses with the 74.2% increase in revenues from growth and acquisitions. Selling and administrative expenses increased by $9.4 million to $26.2 million in 2007. This increase was due primarily to the addition of $4.4 million of Effox selling and administrative expenses, additional H.M. White selling and administrative expenses of $1.0 million relating to a full year in 2007 compared to eight months in 2006, increases in commissions and incentive compensation expenses of $750,000 relating to superior financial performance, increased selling and administrative wages of $2.2 million and costs of approximately $575,000 related to auditors and outside consultants' review of internal controls for compliance with Sarbanes-Oxley.

Depreciation and amortization increased $100,000 to $1.2 million. This was due primarily to an increase in capital expenditures.

Operating income was $12.6 million in 2007 and $6.0 million in 2006. This 110% increase in operating income resulted from the various factors previously mentioned.

Other income for the year ended December 31, 2007 was $10,000 compared with other income of $812,000 during the same period in 2006. This 2006 income was primarily due to the valuation of warrants which were all exercised in 2006.

Interest expense remained constant at $2.0 million in 2007 compared to $2.0 million for the same period of 2006. This was due to lower subordinated debt outstanding during the year and lower interest rates on the Bank Facility increased by a non-cash charge of $740,000 to expense the remaining discount on subordinated notes that were retired using the proceeds from our secondary stock offering in May 2007.

Federal and state income tax provision was $4.4 million during 2007 compared with a tax provision of $1.8 million for the same period in 2006. The effective income tax rate for 2007 was 41% compared with 36% for the same period of 2006. The effective tax rate during 2007 was affected by certain permanent differences including the non-deductible, non-cash interest expense from retirement of subordinated debt.

Net income was $6.3 million in 2007 compared to a net income of $3.1 million in 2006.

Inflation and changing prices did not have a material effect on our revenues and income from operations.

Liquidity and Capital Resources

Financing

At December 31, 2008 and December 31, 2007, cash and cash equivalents totaled $1.2 million and $656,000, respectively. Generally, we do not carry significant cash and cash equivalent balances because excess amounts are used to pay down our revolving line of credit.

Total bank debt at December 31, 2008 was $22.6 million and $4.7 million at December 31, 2007. The bank debt at December 31, 2008 consists of $18.4 million due on the revolving line of credit and $4.2 million due on the term note. Unused credit availability under our $30.0 million revolving line of credit at December 31, 2008 was $8.1 million. Availability is limited as determined by a borrowing base formula contained in the credit agreement.

We entered into a new credit facility (the "Bank Facility") on December 29, 2005 with Fifth Third Bank. The Bank Facility was amended on June 8, 2006, February 28, 2007, February 29, 2008 and August 1, 2008 in conjunction with certain business acquisitions at those dates. Fees paid for these amendments were deferred and are being amortized over the remaining term of the Bank Facility.

As of December 31, 2008, the Bank Facility, as amended, includes a revolving line of credit of up to $30 million, including letters of credit, limited to a borrowing base amount computed as 70% of eligible accounts receivable plus 50% of eligible inventories. Amounts outstanding under the revolver were $18.4 million and $4.4 million at December 31, 2008 and 2007, respectively. Certain term loans previously available under the Bank Facility were fully retired with proceeds from our May 2007 secondary stock offering described in Note 11. At December 31, 2008, $4.2 million of a remaining $5.0 million term note is still outstanding. Interest on the outstanding borrowings is charged at the prime rate or the LIBOR rate plus 2% for the revolver and the prime rate or the LIBOR rate plus 2.25% on the term note. Based on our election to use the LIBOR rate at December 31, 2008, the weighted average interest rate under the Bank Facility was 2.56%.

We further amended the Bank Facility pursuant to a Fifth Amendment to the Credit Agreement ("Fifth Amendment") dated December 31, 2008. The Fifth Amendment amended the Bank Facility by removing the mandatory lock box provision, which had created a requirement to classify our outstanding credit line to be recorded as a current liability.

On July 31, 2008, the Company issued a Subordinated Convertible Promissory Note (the "Note") in the amount of Canadian $5,000,000 to Phillip DeZwirek, the Chairman and CEO of the Company. On August 14, 2008, the Company issued a new Subordinated Convertible Promissory Note (the "Subdebt Note") in the amount of Canadian $5,000,000 to Icarus Ontario, a Canadian company which is controlled by Phillip DeZwirek and Jason DeZwirek, the Secretary and a Director of the Company. The Canadian $5,000,000 proceeds received by the Company were used to repay the Note in full. The Subdebt Note provides for interest to accrue at the rate of 10% per annum in 2008, 11% per annum in 2009, and 12% per annum commencing January 1, 2010 until paid. Interest payments are payable semi-annually subject to the Subordination Agreement with Fifth Third Bank. The holder of the Subdebt Note may convert at any time the outstanding principal and accrued and unpaid interest there under into common stock of the Company at a per share price of $4.75, a price greater than the closing consolidated bid price immediately preceding the issuance of the Subdebt Note. The Subdebt Note's maturity date is the earlier of July 31, 2010 or six (6) months after repayment of the Bank Facility. The Subdebt Note also matures in the event of a merger or reorganization of the Company that results in a change of control, upon the sale of 50% of the assets of the Company, or any sale of any division of the Company in excess of $5 million. To the extent that the Company completes an equity financing in excess of $10 million, 25% of the amounts in excess of the $10 million are required to be used to repay the Subdebt Note, provided that the Company is not in default under the Bank Facility. The outstanding balance of the Subdebt Note at December 31, 2008, as translated into U.S. dollars was $4,089,000.

Overview of Cash Flows and Liquidity

	For the year ended December 31,		
($'s in thousands)	**2008**	**2007**	**2006**
Total operating cash flow	$ 5,077	$ 3,958	$(4,281)
Purchases of property and equipment	(2,249)	(1,692)	(898)
Net cash paid for acquisitions	(23,535)	(9,955)	—
Net cash used in investing activities	(25,784)	(11,647)	(898)
Proceeds from issuance of common stock, options and exercise of warrants	43	18,996	3,362
Excess income tax benefit from share based compensation	—	531	131
Net bank (repayment) borrowing	17,879	(5,884)	3,809
Subordinated debt borrowings (repayments)	4,884	(5,743)	(1,988)
Purchase of treasury shares	(1,586)	—	—
Net cash provided by financing activities	21,220	7,900	5,314
Net increase (decrease)	$ 513	$ 211	$ 135

In 2008, $5.1 million was provided by operating activities compared to $4.0 million provided by operating activities in 2007. The increase in cash provided by operating activities was due primarily to an increase in non-cash expenses reduced by lower net income and an increase in working capital requirements. The major working capital accounts that provided cash in 2008 were accounts receivable which decreased $8.8 million, prepaid expenses and other current assets which decreased $1.8 million and accrued income taxes which increased $1.9 million. Cash was used in 2008 by decreases in accounts payable of $13.1 million, billings in excess of costs and estimated earnings of $2.4 million and other liabilities of $1.4 million as well as an increase in inventories of $.7 million. Net income in 2008 included $3.2 million of non cash expenses for depreciation and amortization and $1.2 million for non cash stock awards. Our net investment in working capital (excluding cash and cash equivalents and current portion of debt) at December 31, 2008 was $25.1 million as compared to $20.8 million at December 31, 2007. Looking forward, we will continue to manage our net investment in working capital. We believe that our working capital needs will remain constant unless we experience a significant increase or decrease in sales and operating income.

In 2007, $4.0 million was provided by operating activities compared to $4.3 million used by operating activities in 2006. The increase in cash provided was due primarily to significant increases in net income related to our increased level of sales as well as reduced working capital requirements resulting in part from paying sub-contractors after payment from our customers on larger projects. The major working capital accounts that provided cash in 2007 were accounts payable which increased $14.7 million and accrued income taxes which increased $583,000. Cash in 2007 was used by increases in accounts receivable of $15.0 million, billings in excess of costs and estimated earnings of $3.9 million and inventories of $547,000. Net income included non cash interest expense from the retirement of subordinated debt in the amount of $887,000 and non cash expenses for depreciation and amortization of $1.6 million. Our net investment in working capital (excluding cash and cash equivalents and current portion of debt) at December 31, 2007 was $20.8 million as compared to $14.5 million at December 31, 2006.

In 2008, net cash used in investing activities related to acquisitions was $23.5 million compared to $10.0 million in 2007 and the capital expenditures for property and equipment were $2.2 million compared with $1.7 million for the same period in 2007. We are managing our capital expenditures in light of the current level of sales.

In 2008, financing activities provided cash of $21.2 million during 2008, compared with cash provided of $7.9 million during the same period of 2007. Current year financing activities included net borrowings of $17.9 million from our bank, subordinated debt borrowings of $4.9 million and the repurchase of common stock for $1.6 million.

In 2007, financing activities included proceeds from a secondary stock offering of $14.1 million and proceeds from the exercise of warrants and options of $4.7 million. These proceeds were used to pay off all the subordinated debt of $5.7 million, all the term debt of $2.5 million and net repayments of $3.4 million on our revolving line of credit.

When we undertake large jobs, our working capital objective is to make these projects self-funding. We try to achieve this by obtaining initial down payments, progress billing contracts, when possible, utilizing extended payment terms from material suppliers, and paying sub-contractors after payment from our customers, which is an industry practice. Our investment in net working capital is funded by cash flow from operations and by our revolving line of credit. Inventory remains relatively constant from year to year. Accordingly, changes in inventory do not constitute a significant part of our investment in working capital.

Our backlog has decreased from $85.5 million in 2007 to $68.0 million in 2008 and the Company believes that the amount available under the revolving line of credit of the Bank Facility, together with cash flows from operations, will be sufficient to meet its short-term needs for liquidity over the next twelve months. Additionally, in the longer term, we have real estate with market values significantly in excess of debt which may be sold to generate cash flow. We cannot assure you that we will be able to sell any of these properties. We cannot assure you that if required additional financing will be available on commercially acceptable terms, if at all.

Dividends

We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We are party to various loan documents which prevent us from paying any dividends.

Debt Covenants

The Bank Facility was amended on February 28, August 1, 2008 and December 31, 2008. Terms of the Bank Facility, as amended, include financial covenants which require compliance including at December 31, 2008 and each quarter through December 31, 2010. The revised covenants increase the maximum capital expenditures financial covenant commencing with fiscal year 2008, and each year thereafter during the term of the Bank Facility from $2,000,000 to $2,500,000. The minimum Fixed Charge Coverage Ratio remains constant at 1.25 to 1.0 for each quarter during the term of the Bank Facility and the maximum funded debt to EBITDA covenant remains at 3.2 to 1. The Company was in compliance with all debt covenants at December 31, 2008.

In the future, if we cannot comply with the terms of the Bank Facility agreements it will be necessary for us to obtain a waiver or renegotiate our loan covenants, and there can be no assurance that such negotiations would be successful. In the event that we are not successful in obtaining a waiver or an amendment, we would be declared in default, which could cause all amounts owed to be immediately due and payable.

Employee Benefit Obligations

Based on the assumptions used to value other postretirement obligations, life insurance benefits and retiree healthcare benefits, in the fourth quarter of 2008, cash payments for these benefits are expected to be in the range of $300,000 – $400,000 in each of the next 5 years. Based on current assumptions, estimated contributions of

$404,000 may be required in 2009 for the pension plan and $45,000 for the retiree healthcare plan. The amount and timing of required contributions to the pension trust depends on future investment performance of the pension funds and interest rate movements, among other things and, accordingly, we cannot reasonably estimate actual required payments. Currently, our pension plan is under-funded. As a result, absent major increases in long-term interest rates, above average returns on pension assets and/or changes in legislated funding requirements, we will be required to make contributions to our pension trust of varying amounts in the long-term.

Off Balance Sheet Arrangements

None

Contractual Obligations and Other Commercial Commitments

The following table lists our contractual cash obligations as of December 31, 2008 (in thousands of dollars).

	Total	Less than 1 year	1-3 years	4-5 years	>5 years
Long-term debt obligations (a)	$26,674	$ 1,474	$25,200	$—	$ —
Estimated interest payments	1,119	1,032	87	—	—
Estimated pension funding	4,153	295	657	793	2,408
Operating lease obligations (b)	4,617	1,847	2,572	198	—
Purchase obligations (c)	14,607	14,607	—	—	—
	$51,170	$19,255	$28,516	$991	$2,408

(a) As described in Note 9 to the Consolidated Financial Statements.
(b) As described in Note 13 to the Consolidated Financial Statements.
(c) Primarily consists of purchase obligations for various costs associated with uncompleted sales contracts.

Estimated interest payments associated with long term debt are based on anticipated interest payments on the term debt under the Bank Facility and estimated interest payments on the line of credit under the Bank Facility are based on the projected borrowing levels throughout the term of the line of credit.

Pension funding was assumed to stay at current levels based on consistent discount and long term return rates, current funding levels and no significant changes in plan design or benefits.

Cash flow requirements will be met by utilizing cash provided from operating activities, supplemented by additional borrowing on the Company's line of credit under the Bank Facility to finance any short-term cash deficiency. The Company has no off-sheet balance sheet credit arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that, of our significant accounting policies, the following accounting policies involve a higher degree of judgments, estimates, and complexity.

Revenue Recognition

A substantial portion of our revenue is derived from contracts, which are accounted for under the percentage of completion method of accounting. Percentage completion is measured by the percentage of contract costs incurred to date compared to estimated total contract costs to be the best available measure of progress on these contracts. Contract costs include direct material and labor costs related to contract performance. This method requires a higher degree of management judgment and use of estimates than other revenue recognition methods.

The judgments and estimates involved include management's ability to accurately estimate the contracts' percentage of completion and the reasonableness of the estimated costs to complete, among other factors, at each financial reporting period. In addition, certain contracts are highly dependent on the work of contractors and other subcontractors participating in a project, over which we have no or limited control, and their performance on such project could have an adverse effect on the profitability of our contracts. Delays resulting from these contractors and subcontractors, changes in the scope of the project, weather, and labor availability also can have an effect on a contract's profitability. For contracts that are less than 50% complete, a maximum of 10% to 25% of gross profit will be recognized depending on the division and the type of contract.

Selling and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes to job performance, job conditions, and estimated profitability may result in revisions to contract revenue and costs and are recognized in the period in which the revisions are made. We provided for estimated losses on uncompleted contracts of $35,000, $167,000 and $79,000 at December 31, 2008, 2007 and 2006 respectively.

Impairment of Long-Lived Assets, including Goodwill

We review the carrying value of our long-lived assets held for use and assets to be disposed of periodically when events or circumstances indicate a potential impairment and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of such assets. For all assets excluding goodwill and intangible assets with indefinite lives, the carrying value of a long-lived asset is considered impaired if the sum of the undiscounted cash flows is less than the carrying value of the asset. If this occurs, an impairment charge is recorded for the amount by which the carrying value of the long-lived assets exceeds its fair value. Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under this accounting standard, we no longer amortize our goodwill and intangible assets with an indefinite life and are required to complete at least an annual impairment test.

As of December 31, 2008 we have $31.1 million of goodwill, $2.2 million of intangible assets—finite life, $3.2 million of indefinite life intangible assets, and $12.2 million of property, plant, and equipment recorded on the consolidated balance sheets.

As required by current accounting rules, we complete annual (or more often if circumstances require) impairment tests for our indefinite life intangible assets and goodwill. Those tests in 2008, 2007 and 2006 did not indicate any impairment. A primary factor in our tests includes assumptions about future cash flows expected to be generated from the use of our indefinite life intangible assets and by our various reporting units. In particular to our goodwill testing, we primarily considered that the future performance of our reporting units would approximate their respective 2008 results and therefore considered a reasonable multiple of 2008 pre-tax earnings before interest, depreciation and amortization to estimate our reporting units' fair values. Such estimates indicated that the carrying values of our reporting units were lower than their respective fair values, in many cases, significantly lower. While management, based on current forecasts and outlooks for our various operating units, believes that the estimated fair values are reasonable, we can make no assurances that future actual operating results will be realized as planned and that there will not be material impairment charges as a result. In particular, a prolonged continuation of the current economic slump could have a material adverse impact on our customers thereby forcing them to reduce or curtail doing business with us and such a result may materially affect the amount of cash flow generated by our future operations.

In our goodwill assessment at the end of 2008, management considered that the Company's market capitalization as of December 31, 2008 was $34.7 million based on our stock price at that date. Our consolidated book value at that date was $44.5 million. We note that our reporting units that carry goodwill do not represent 100% of the operations of our Company and that the market capitalization figure reflects the impact of us having nearly $25 million of outstanding debt as of December 31, 2008. The goodwill assessment of our reporting units does not include an allocation of our debt to those reporting units. We also note that while our operating results declined from 2007 to 2008, that decline was not nearly as significant as the decline of our stock price, suggesting that our year end stock price is suffering more from the general economic downturn and overall stock market dynamics than it is from the Company's actual performance.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on January 1, 2007. The Company recognizes penalties and interest related to unrecognized tax benefits in income tax expense.

Pension and Postretirement Benefit Plan Assumptions

We sponsor a pension plan for certain union employees. We also sponsor a postretirement healthcare benefit plan for certain office employees retiring before January 1, 1990. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to these plans. These factors include key assumptions, such as a discount rate and expected return on plan assets. In addition, our actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate these liabilities. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension or postretirement healthcare benefit expenses we have recorded or may record in the future. An analysis for the expense associated with our pension plan is difficult due to the variety of assumptions utilized. For example, one of the significant assumptions used to determine projected benefit obligation is the discount rate. At December 31, 2008, a 25 basis point change in the discount rate would change the projected benefit obligation by approximately $180,000 and the annual pension expense by less than $15,000. Additionally, a 25 basis point change in the expected return on plan assets would change the pension expense by approximately $10,000.

Stock Based Compensation

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," effective January 1, 2006. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments and recognize this cost over the period during which an employee is required to provide the services, based on the fair value of the award at the date of the grant.

Other significant accounting policies

Other significant accounting policies, not involving the same level of uncertainties as those discussed above, are nevertheless important to an understanding of our financial statements. See Note 1 to the consolidated financial statements, Summary of Significant Accounting Policies, which discusses accounting policies that must be selected by us when there are acceptable alternatives.

Backlog

Our backlog consists of orders we have received for products and services. Our backlog, as of December 31, 2008 was $68.0 million compared to $85.5 million as of December 31, 2007. There can be no assurances that backlog will be replicated, increased or translated into higher revenues in the future. The success of our business depends on a multitude of factors related to our backlog and the orders secured during the subsequent period(s). Certain contracts are highly dependent on the work of contractors and other subcontractors participating in a project, over which we have no or limited control, and their performance on such project could have an adverse effect on the profitability of our contracts. Delays resulting from these contractors and subcontractors, changes in the scope of the project, weather, and labor availability also can have an effect on a contract's profitability.

New Accounting Standards

New Financial Accounting Pronouncement Adopted

SFAS 157—Effective January 1, 2008, the Company partially adopted Financial Accounting Standards Board ("FASB") Statement No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 applies to most current accounting pronouncements that require or permit fair value measurements. SFAS 157 provides a framework for measuring fair value and requires expanded disclosures about fair value methods and inputs by establishing a hierarchy for ranking the quality and reliability of the information used by management to measure and report amounts at fair value.

The Company has only partially applied the provisions of SFAS 157 as management has elected the deferral provisions of FASB Staff Position ("FSP") SFAS 157-2 as it applies to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The major categories of assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis include certain amounts of property and equipment, intangibles and goodwill reported at fair value as a result of impairment testing, and certain other assets, liabilities and equity instruments recognized as a result of prior business combinations.

The Company does not have any financial instruments that required a cumulative-effect adjustment to beginning accumulated earnings upon adoption. There was no material impact to the Company's consolidated financial position, results of operations, or cash flows as a result of the partial adoption of SFAS 157.

Financial instruments and fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing assets and liabilities, including assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company classifies the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. Financial instruments carried at fair value will be classified and disclosed in one of the following three categories:

Level 1—Quoted market prices in active markets for identical assets or liabilities.

Level 2—Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3—Unobservable inputs that are not corroborated by market data.

The Company's financial instruments consist primarily of cash and cash equivalents, receivables and certain other assets, such as cash surrender life insurance, as well as obligations under accounts payable and long-term debt. The estimated fair values of the Company's short-term financial instruments, including cash and cash equivalents, receivables and payables arising in the ordinary course of business and certain other assets, such as cash surrender life insurance approximate their individual carrying amounts due to the relatively short period of time between their origination and expected realization. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market interest rates. The Company does not have any other financial instruments measured at fair value on a recurring basis that require further disclosure.

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents and trade accounts receivable. Cash and cash equivalents are placed with high-credit quality financial institutions and the Company does not believe that there is a significant concentration of credit risk associated with cash and cash equivalents. The Company believes that its credit risk associated with trade accounts receivable is limited based on the reputation of their customers, historical collection experience, and industry and geographic diversification of their customers. Credit limits, ongoing credit evaluation, and account monitoring procedures are utilized by management to minimize the risk of loss. The Company maintains an allowance to cover estimated credit losses.

SFAS 159—In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This statement provides companies with an option to report selected financial assets and liabilities at fair value in an effort to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires entities to display the fair value of those assets and liabilities for which the entity has chosen to use fair value on the face of the balance sheet. The standard was effective for the Company as of January 1, 2008; however, the Company did not elect the fair value option for any eligible items.

SFAS 141(R)—In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). This statement defines the acquirer in a business combination as the entity that obtains control of one or more businesses, and establishes the acquisition date as the date the acquirer achieves this control. This statement also refines the application of the purchase method by requiring the acquirer to recognize assets acquired and liabilities assumed at fair value and replacing the cost-allocation process previously required under SFAS 141. Included in fair value are contractual contingencies to the extent that it is more likely than not that such contingencies meet the definition of assets or liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The carrying value of such contractual contingencies remains unchanged until settled or until new information is obtained indicating the value of an asset is lower than acquisition-date fair value or that a liability is higher than acquisition-date fair value. Furthermore, acquisition-related costs and restructuring costs that are expected but not obligatory are required to be recognized separately from the business combination. SFAS 141(R) will be effective prospectively for business combinations with acquisition dates on or after January 1, 2009. Management believes this Statement could have a material impact on the Company's financial statements depending on future acquisition plans.

EITF No. 06-11—In March 2007, the FASB ratified Emerging Issues Task Force ("EITF") No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based awards as an increase to additional paid-in capital instead of a credit to income tax expense. The amount recognized in additional paid-in capital will be available to absorb potential future tax deficiencies on share–based payment awards. EITF 06-11 was effective for fiscal years beginning after December 15, 2007 and therefore is effective for the Company in fiscal year 2008. The adoption of this standard did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

SFAS 162—In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles". This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States. This statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of this standard did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

Recently Issued Accounting Pronouncements

EITF No. 07-05—During June 2008, the FASB issued EITF Issue No. 07-05, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" which is effective for fiscal years beginning after December 15, 2008. This Issue addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which is the first part of the scope exception in paragraph 11(a) of Statement 133. If an instrument (or an embedded feature) that has the characteristics of a derivative instrument under paragraphs 6–9 of Statement 133 is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument). Other applicable authoritative accounting literature, including Issues EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company Own Stock, and EITF 05-2, The Meaning of "Conventional Debt Instrument" in Issue No. 00-19, provides guidance for determining whether an instrument (or an embedded feature) is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument). This Issue does not address that second part of the scope exception in paragraph 11(a) of Statement 133. We are currently evaluating the impact this statement will have on our financial statements.

FSP 142-3—In April 2008, the FASB issued Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets." FSP 142-3 provides guidance on the determination of useful lives of intangible assets in accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets". For intangible assets acquired after the effective date, a company is not required to consider renewal or extension at substantial cost or with material modification of existing terms to be factors that limit the useful life of the asset. Rather the Company must consider its own historical experience in renewing or extending similar arrangements. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and for interim periods within those fiscal years. We do not expect the adoption of FSP 142-3 to have a material effect on our financial statements.

FSP EITF 03-6-1—In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities." FSP EITF 03-6-1 concludes that non-vested shares with non-forfeitable dividend rights are considered participating securities and, thus, subject to the two-class method pursuant to SFAS 128, "Earnings per Share", when computing basic and diluted EPS. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, including interim periods within those years. The Company is currently evaluating the impact this statement will have on its financial statements.

FSP 132(R)-1—In December 2008, the FASB issued FASB Staff Position No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". FSP 132(R)-1 amends FASB Statement No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosure requirements addressed by FSP 132(R)-1 provide for greater transparency surrounding the types of assets and associated risks in a plan, events in the economy and markets that could have a significant effect on the value of plan assets, and information about fair value measurements similar to those required by SFAS 157. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

Risk Management Activities

In the normal course of business, we are exposed to market risk including changes in interest and raw material commodity prices. We may use derivative instruments to manage our interest rate exposures. We do not use derivative instruments for speculative or trading purposes. Generally, we enter into hedging relationships such that changes in the fair values of cash flows of items and transactions being hedged are expected to be offset by corresponding changes in the values of the derivatives.

Interest Rate Management

The remaining amount of loans outstanding under the Bank Facility bear interest at the floating rates as described in Note 9 to the consolidated statements contained in Item 8.

The following table presents information of all dollar-denominated interest rate instruments. The fair value presented below approximates the cost to settle the outstanding contract.

	Expected Maturity Date							
($ in millions)	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**	**Total**	**Fair Value**
Liabilities								
Variable Rate Debt ($)	$1.5	$21.1	$—	$—	$—	$—	$22.6	$22.6
Average Interest Rate	3.9%	3.9%	—	—	—	—		

Raw Materials

The profitability of our manufactured products is affected by changing purchase prices of steel and other materials. If higher steel or other material prices cannot be passed onto to our customers, operating income will be adversely affected.

Item 8. *Financial Statements and Supplementary Data*

The consolidated financial statements of CECO Environmental Corp. and subsidiaries for the years ended December 31, 2008, 2007 and 2006 and other data are included in this Report following the signature page of this Report:

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on its evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2008, our disclosure controls and procedures were not effective because of the material weakness described below; however, management has concluded that the consolidated financial statements in this Form 10-K fairly present, in all material respects, the Company's financial position, results of operations, and cash flows for the periods and dates presented.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

For purposes of evaluating our internal controls over financial reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Fisher-Klosterman, Inc., Flextor Inc., or A.V.C. Specialists, Inc. (collectively the "Acquired Entities"), which were acquired on February 29, 2008, August 1, 2008, and August 1, 2008, respectively, and which are included in the consolidated balance sheets of the Company as of December 31, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. The Acquired Entities constituted 31% of total assets as of December 31, 2008, and 17% and 27% of revenues and operating income, respectively, for the year then ended.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements not be prevented or detected. In its assessment of the effectiveness in internal control over financial reporting as of December 31, 2008, the Company identified the following weakness.

Entity-level Controls

As of December 31, 2008, the Company did not maintain effective entity-level controls as it relates to internal control over financial reporting. Specifically, the following deficiencies in the aggregate constitute a material weakness:

- The Company lacks appropriate resources within the accounting function. This lack of resources has led to a lack of segregation of duties and insufficient attention to the internal control process over financial reporting;

- The Company does not have a fully adequate system for identifying, documenting and testing its key controls. The Company's process did not include a sustainable process for identifying and documenting key controls at operating locations throughout the Company and periodically evaluating control design and operating effectiveness across the Company on an ongoing basis;
- The Company did not maintain effective controls over end user computing applications, such as spreadsheets, used in the Company's financial reporting process. Specifically, controls were not designed to ensure that unauthorized modification of the data or formulas within spreadsheets was prevented;
- The Company did not maintain effective design of controls over access to programs and data. In addition, controls lack the requirement of periodic reviews and monitoring of such access. The Company did not establish and maintain adequate segregation of duties without appropriate alternative controls;
- The Company did not establish appropriate compensating controls to mitigate segregation of duties and system / database access risks identified at an operating location;
- The Company does not have an appropriate policy in place to evidence Board of Director approval of significant agreements and contracts;
- The Company does not have a formal process in place for management's review of sales contracts less than $50,000 and not all such contracts are supported by a formal customer purchase order; and,
- The Company did not contemporaneously document certain significant accounting positions.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weakness described above. The Company has taken the following actions to improve internal control over financial reporting:

The Company plans to continue to enhance the staffing and competency level within the Accounting and Finance department.

We have engaged three third party professionals to advise the Company in connection with (1) the remediation of existing deficiencies including the conversion to a new information technology enterprise management system, (2) SEC related activities including accounting guidance and periodic reporting, and (3) all tax related activities.

In addition, the following are specific remedial actions to be taken for matters related to accounting for significant or non-routine transactions:

Require all significant or non-routine transactions to be thoroughly researched, analyzed, approved at the appropriate level, and documented by qualified accounting personnel. In addition, all major transactions will require the additional review and approval of the Chief Financial Officer.

In addition to the review performed by the Company's management, implement an additional review by subject matter experts for complex accounting estimates and accounting treatments, where appropriate.

Continued development and implementation of focused monitoring controls and other procedures in the Internal Audit organization.

Develop and implement effective communications of and education on a control framework and effectively communicate management's expectations for controls, and business process owners' accountability for controls.

The company has developed and implemented an approval policy requiring Board of Directors approval of all major agreements and contracts prior to acceptance. Additionally, improved methods of documentation, including minutes and transcripts, and retention of such documentation has been established.

The company will develop a formal policy requiring proper approval for sales contracts less than $50,000.

Lastly, the Company has purchased and is in the process of implementing an integrated software system which includes industry standard and current best practice inherent controls. The new system is expected to address and remediate deficiencies including segregation of duties, security (through access restriction limited to job responsibilities), change control procedures, and reduced use of spreadsheets in preparing financials.

We anticipate the actions described above and resulting improvements in controls will strengthen our internal control over financial reporting and will, over time, address the material weakness identified as of December 31, 2008. However, because the remedial actions relate to the hiring of additional personnel and many of the controls in our system of internal controls rely extensively on manual review and approval, the successful operation of these new controls for at least several quarters may be required prior to management being able to conclude that the material weakness has been remediated.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CECO Environmental Corp.
Cincinnati, Ohio

We have audited CECO Environmental Corp. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A. Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and described in management's assessment:

As of December 31, 2008, the Company did not maintain effective entity-level controls as it relates to internal control over financial reporting. Specifically, the following deficiencies in the aggregate constitute a material weakness:

- The Company lacks appropriate resources within the accounting function. This lack of resources has led to a lack of segregation of duties and insufficient attention to the internal control process over financial reporting;

- The Company does not have a fully adequate system for identifying, documenting and testing its key controls. The Company's process did not include a sustainable process for identifying and documenting key controls at operating locations throughout the Company and periodically evaluating control design and operating effectiveness across the Company on an ongoing basis;
- The Company did not maintain effective controls over end user computing applications, such as spreadsheets, used in the Company's financial reporting process. Specifically, controls were not designed to ensure that unauthorized modification of the data or formulas within spreadsheets was prevented;
- The Company did not maintain effective design of controls over access to programs and data. In addition, controls lack the requirement of periodic reviews and monitoring of such access. The Company did not establish and maintain adequate segregation of duties without appropriate alternative controls;
- The Company did not establish appropriate compensating controls to mitigate segregation of duties and system / database access risks identified at an operating location;
- The Company does not have an appropriate policy in place to evidence Board of Director approval of significant agreements and contracts;
- The Company does not have a formal process in place for management's review of sales contracts less than $50,000 and not all such contracts are supported by a formal customer purchase order; and,
- The Company did not contemporaneously document certain significant accounting positions.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 financial statements, and this report does not affect our report dated March 13, 2009 on those financial statements.

As indicated in the accompanying Item 9A. Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Fisher-Klosterman, Inc., Flextor Inc., or A.V.C. Specialists, Inc. (collectively the "Acquired Entities"), which were acquired on February 29, 2008, August 1, 2008, and August 1, 2008, respectively, and which are included in the consolidated balance sheets of the Company as of December 31, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. The Acquired Entities constituted 31% of total assets as of December 31, 2008, and 17% and 27% of revenues and operating income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Acquired Entities.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended and our report dated March 13, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

Chicago, Illinois
March 13, 2009

Changes in Internal Control Over Financial Reporting

Except as described above in item 9A, during the fourth quarter of fiscal 2008, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Pursuant to General Instruction G of Form 10-K, the information called for by Item 10 of Part III of Form 10-K is incorporated by reference to the information set forth in the Company's definitive proxy statement relating to its 2009 Annual Meeting of Stockholders (the "2009 Proxy Statement") to be filed pursuant to Regulation 14-A under the Exchange Act, in response to Items 401, 405 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K under the Securities Act and the Exchange Act ("Regulation S-K"). Reference is also made to the information appearing in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Business—Executive Officers of the Registrant."

Code of Ethics

We have adopted a Code of Ethics that applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller and persons performing similar functions). A copy of the Code of Ethics is attached to this Form 10-K as Exhibit 14.

Item 11. *Executive Compensation*

Pursuant to General Instruction G of Form 10-K, the information called for by Item 11 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2009 Proxy Statement in response to Item 402 of Regulation S-K and paragraphs (e)(4) and (e)(5) of Item 407 of Regulation S-K; provided, however, that the disclosure required by paragraph (e)(5) of Item 407 of Regulation S-K will be deemed furnished in this Annual Report on Form 10-K and will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act as a result as a result of furnishing the disclosure in this manner.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Pursuant to General Instruction G of Form 10-K, the information called for by Item 12 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2009 Proxy Statement in response to Item 403 of Regulation S-K.

Securities Authorized for Issuance Under Equity Compensation Plans

EQUITY COMPENSATION PLAN INFORMATION

December 31, 2008 Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights, compensation plans	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
1997 Stock Option Plan[1]	312,605	$6.92	—
2007 Equity Incentive Plan[2]	220,000	—	1,591,892
Equity compensation plans not approved by security holders[3]	750,500	$4.98	
TOTAL	1,283,105	$6.32	1,591,892

---

1 The 1997 Stock Option Plan (the "1997 Plan") was replaced with the 2007 Equity Incentive Plan. The 1997 Plan remains in effect solely for the purpose of the continued administration of the options currently outstanding under the 1997 Plan.

2 The 2007 Equity Incentive Plan was approved by shareholders on May 23, 2007. 48,900 shares of stock were awarded to plan participants under the 2007 Equity Incentive Plan in 2008.

3 Includes:

(a) a warrant to purchase 224,000 shares of Common Stock for $2.9375 per share granted to Mr. Richard Blum on December 7, 1999, in connection with the acquisition of Kirk & Blum and kbd/Technic;

(b) a warrant to purchase 168,000 shares of Common Stock for $2.9375 per share granted to Mr. David Blum on December 7, 1999, in connection with the acquisition of Kirk & Blum and kbd/Technic; and

(c) a warrant to purchase 108,500 shares of Common Stock for $2.9375 per share granted to Mr. Larry Blum on December 7, 1999, in connection with the acquisition of Kirk & Blum and kbd/Technic.

Item 14. ***Principal Accountant Fees and Services***

Pursuant to General Instruction G of Form 10-K, the information called for by Item 14 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2009 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

1. Financial statements are set forth in this report following the signature page of this report.

2. Financial statement schedules are omitted because they are not applicable or because the required information is shown in the financial statements or in the notes thereto.

3. Exhibit Index. The exhibits listed below, as part of Form 10-K, are numbered in conformity with the numbering used in Item 601 of Regulation S-K of the Securities and Exchange Commission.

2.1 Asset Purchase Agreement dated February 28, 2007 among the Company, CECO Acquisition Corp. and Effox, Inc. (Incorporated by reference to Exhibit 2.1 from the Company's Form 8-K dated February 27, 2007)

2.2 Asset Purchase Agreement dated February 20, 2008 (Incorporated by reference from Exhibit 2.1 of the Company's Current Report of Form 8-K filed on March 3, 2008)

2.3 Stock Purchase Agreement dated August 1, 2008 among CECO Environmental Corp., 9199-3626 Quebec Inc., Michael dos Santos, The Dos Santos Family Trust, Thierry Allegrucci, The Allegrucci Family Trust, Francois Rouviere and Antadamy Investments Inc. (Incorporated by reference from Exhibit 2.1 of the Company's Current Report on Form 8-K filed on August 4, 2008.)

2.4 Asset Purchase Agreement dated as of August 1, 2008 by and among Fisher-Klosterman, Inc., Shideler, Inc. (f/k/a A.V.C. Specialists, Inc.), and Thomas J. Shideler and Barbara Shideler (Incorporated by reference from Exhibit 2.2 of the Company's Current Report on Form 8-K filed on August 4, 2008.)

3(i) Certificate of Incorporation. (Incorporated by reference to Exhibit 3.I from Form 10-K dated December 31, 2001)

3(ii) Bylaws. (Incorporated by reference to Exhibit 3.II from Form 10-K dated December 31, 2001)

** 10.1 CECO Filters, Inc. Savings and Retirement Plan. (Incorporated by reference to CECO's Annual Report on Form 10-K for the fiscal year ended December 31, 1990)

** 10.2 CECO Environmental Corp. 1997 Stock Option Plan and Amendment. (Incorporated by reference to Exhibit 4 from Form S-8, Exhibit 4, filed March 24, 2000, of the Company)

10.3 Mortgage dated October 28, 1991 by CECO and the Montgomery County Industrial Development Corporation. (Incorporated by reference to CECO's Annual Report on Form 10-K dated December 31, 1991)

10.4 Installment Sale Agreement dated October 28, 1991 between CECO and MCIDC. (Incorporated by reference to CECO's Annual Report on Form 10-K dated December 31, 1991)

10.5 Consulting Agreement dated as of January 1, 1994 and effective as of July 1, 1994 between the Company and CECO Filters, Inc. (Incorporated by reference to Exhibit 10.1 to Form 10-QSB dated September 30, 1994 of the Company)

** 10.6 Stock Purchase Warrant, dated as of December 7, 1999, granted by CECO Environmental Corp. to Richard J. Blum. (Incorporated by reference to Exhibit 10.3 from the Company's Form 8-K dated December 7, 1999)

** 10.7 Stock Purchase Warrant, dated as of December 7, 1999, granted by CECO Environmental Corp. to Lawrence J. Blum. (Incorporated by reference to Exhibit 10.5 from the Company's Form 8-K dated December 7, 1999)

** 10.8 Stock Purchase Warrant, dated as of December 7, 1999, granted by CECO Environmental Corp. to David D. Blum. (Incorporated by reference to Exhibit 10.7 from the Company's Form 8-K dated December 7, 1999)

10.9 Kbd/Technic, Inc. Voting Trust Agreement, dated as of December 7, 1999, Richard J. Blum, trustee. (Incorporated by reference to Exhibit 10.13 from the Company's Form 8-K filed December 22, 1999 with respect to event that occurred December 7, 1999)

** 10.10 Stock Option Agreement for Dennis W. Blazer dated December 13, 2004. (Incorporated by reference to Exhibit 10.50 from the Company's Form 10-K dated December 31, 2004)

** 10.11 Stock Option Agreement for Thomas J. Flaherty dated January 5, 2005. (Incorporated by reference to Exhibit 10.52 from the Company's Form 10-K dated December 31, 2004)

** 10.12 Stock Option Agreement for Donald A. Wright dated January 5, 2005. (Incorporated by reference to Exhibit 10.53 from the Company's Form 10-K dated December 31, 2004)

** 10.13 Stock Option Agreement for Ronald Krieg dated April 20, 2005. (Incorporated by reference to Exhibit 10.34 from the Company's Annual Report on Form 10-K dated December 31, 2005)

** 10.14 Stock Option Agreement for Arthur Cape dated May 25, 2005. (Incorporated by reference to Exhibit 10.35 from the Company's Annual Report on Form 10-K dated December 31, 2005)

10.15 Credit Agreement between the Company and its corporate affiliates and Fifth Third Bank dated December 29, 2005. (Incorporated by reference to Exhibit 10.1 from the Company's Form 8-K dated December 28, 2005)

10.16 Transition Agreement between H.M. White, Inc., H.M. White Holding Co., Inc. and HMW, LLC dated as of January 1, 2006. (Incorporated by reference to Exhibit 10.1 from the Company's Form 8-K dated February 1, 2006)

** 10.17 Amended and Restated Employment Agreement between Richard J. Blum and the Company. (Incorporated by reference to Exhibit 10.37 from the Company's 10-K dated December 31, 2006.)

** 10.18 Amended and Restated 2006 Executive Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.38 from the Company's 10-K dated December 31, 2006.)

10.19 First Amendment to Credit Agreement among the Company, its corporate affiliates and Fifth Third Bank dated June 8, 2006. (Incorporated by reference to Exhibit 10.1 from the Company's Form 8-K dated June 8, 2006)

** 10.20 Amended and Restated Employment Agreement between David D. Blum and the Company. (Incorporated by reference to Exhibit 10.41 from the Company's 10-K dated December 31, 2006.)

** 10.21 Stock Option Agreement of Ronald E. Krieg dated June 21, 2006. (Incorporated by reference to Exhibit 10.42 from the Company's 10-K dated December 31, 2006.)

** 10.22 Stock Option Agreement of Arthur Cape dated June 21, 2006. (Incorporated by reference to Exhibit 10.43 from the Company's 10-K dated December 31, 2006.)

** 10.23 Stock Option Agreement of Donald A. Wright dated June 21, 2006. (Incorporated by reference to Exhibit 10.44 from the Company's 10-K dated December 31, 2006.)

** 10.24 Stock Option Agreement of Thomas J. Flaherty dated June 21, 2006. (Incorporated by reference to Exhibit 10.45 from the Company's 10-K dated December 31, 2006.)

** 10.25 Stock Option Agreement of Dennis W. Blazer dated June 21, 2006. (Incorporated by reference to Exhibit 10.46 from the Company's 10-K dated December 31, 2006.)

10.26 Warrant Agreement between the Company and Icarus Ontario dated December 28, 2006. (Incorporated by reference to Exhibit 10.3 from the Company's Form 8-K dated December 28, 2006)

10.27 Second Amendment to Credit Agreement among the Company, its corporate affiliates and Fifth Third Bank dated February 27, 2007. (Incorporated by reference to Exhibit 10.1 from the Company's Form 8-K dated February 27, 2007)

10.28 Second Amended and Restated Revolving Credit Promissory Note dated February 28, 2007. (Incorporated by reference to Exhibit 10.2 from the Company's Current Report on Form 8-K dated February 27, 2007)

10.29 Second Amended and Restated Term Promissory Note dated February 28, 2007. (Incorporated by reference to Exhibit 10.3 from the Company's Current Report on Form 8-K dated February 27, 2007)

10.30 Term Promissory Note dated February 28, 2007. (Incorporated by reference to Exhibit 10.4 from the Company's Current Report on Form 8-K dated February 27, 2007)

** 10.31 Consulting Agreement between Icarus Ontario and the Company dated March 26, 2007. (Incorporated by reference to Exhibit 10.54 from the Company's 10-K dated December 31, 2006.)

** 10.32 CECO Environmental Corp. 2007 Equity Incentive Plan. (Incorporated by reference to Exhibit B to CECO Environmental Corp.'s definitive proxy statement on Schedule 14A filed on April 20, 2007.)

** 10.33 Restricted Stock Award Agreement of Phillip DeZwirek dated July 2, 2007. (Incorporated by reference to Exhibit 10.1 from the Company's Form 10-Q dated September 30, 2007.)

** 10.34 Restricted Stock Award Agreement of Dennis W. Blazer dated June 5, 2007 (Incorporated by reference to Exhibit 10.2 from the Company's Form 10-Q dated June 30, 2007.)

** 10.35 Restricted Stock Award Agreement of Richard J. Blum dated June 5, 2007 (Incorporated by reference to Exhibit 10.3 from the Company's Form 10-Q dated June 30, 2007.)

** 10.36 Restricted Stock Award Agreement of David D. Blum dated June 5, 2007 (Incorporated by reference to Exhibit 10.4 from the Company's Form 10-Q dated June 30, 2007)

** 10.37 Restricted Stock Award Agreement of Thomas J. Flaherty dated July 2, 2007. (Incorporated by reference to Exhibit 10.39 from the Company's form 10-K for the year ended December 31, 2007)

** 10.38 Restricted Stock Award Agreement of Donald A. Wright dated July 2, 2007. (Incorporated by reference to Exhibit 10.40 from the Company's form 10-K for the year ended December 31, 2007)

** 10.39 Restricted Stock Award Agreement of Ronald Krieg dated July 2, 2007. (Incorporated by reference to Exhibit 10.41 from the Company's form 10-K for the year ended December 31, 2007)

** 10.40 Restricted Stock Award Agreement of Arthur Cape dated July 2, 2007. (Incorporated by reference to Exhibit 10.42 from the Company's form 10-K for the year ended December 31, 2007)

*; ** 10.41 Form of Restricted Stock Award Agreement.

10.42 Asset Purchase Agreement among the Company, GMD Acquisition Corp., GMD Environmental Technologies, Inc., GMD Properties, Inc. and GMD Services, Inc. dated October 31, 2007 (Incorporated by reference to Exhibit 2.1 from the Company's 8-K dated October 30, 2007)

10.43 Goodwill Purchase Agreement among the Company, GMD Acquisition Corp., and Gerald J. Reier dated October 31, 2007. (Incorporated by reference to Exhibit 2.2 from the Company's 8-K dated October 30, 2007)

10.44 Agreement of Sale between Kirk & Blum Manufacturing Company and International Paper Company dated October 30, 2007. (Incorporated by reference to Exhibit 10.45 from the Company's form 10-K for the year ended December 31, 2007.)

10.45 First Amendment to Agreement of Sale between Kirk & Blum Manufacturing Company and International Paper Company. (Incorporated by reference to Exhibit 10.46 from the Company's form 10-K for the year ended December 31, 2007.)

10.46 Third Amendment to Credit Agreement dated February 29, 2008 (Incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on March 3, 2008)

10.47 Third Amended and Restated Revolving Credit Promissory Note dated February 29, 2008 (Incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed on March 3, 2008)

10.48 Term Promissory Note dated February 29, 2008 (Incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K filed on March 3, 2008)

10.49 Registration Rights Agreement dated February 29, 2008 (Incorporated by reference from Exhibit 10.4 of the Company's Current Report on Form 8-K filed on March 3, 2008)

** 10.50 Restricted Stock Award Agreement of Thomas J. Flaherty dated May 21, 2008 (Incorporated by reference from Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 11, 2008)

** 10.51 Restricted Stock Award Agreement of Arthur Cape dated May 21, 2008 (Incorporated by reference from Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on August 11, 2008)

**10.52 Restricted Stock Award Agreement of Ronald E. Krieg dated May 21, 2008 (Incorporated by reference from Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 11, 2008)

**10.53 Restricted Stock Award Agreement of Donald A. Wright dated May 21, 2008 (Incorporated by reference from Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed on August 11, 2008)

**10.54 Restricted Stock Award Agreement of David D. Blum dated May 29, 2008 (Incorporated by reference from Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed on August 11, 2008)

**10.55 Restricted Stock Award Agreement of Richard J. Blum dated May 29, 2008 (Incorporated by reference from Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q filed on August 11, 2008)

**10.56 Restricted Stock Award Agreement of Dennis W. Blazer dated May 29, 2008 (Incorporated by reference from Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q filed on August 11, 2008)

10.57 Fourth Amendment to Credit Agreement dated August 1, 2008 (Incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K filed on August 4, 2008)

10.58 Subordinated Convertible Promissory Note of CECO Environmental Corp. in the principal amount of Canadian $5,000,000 dated as of July 31, 2008 in favor of Phillip DeZwirek (repaid August 14, 2008) (Incorporated by reference from Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on November 10, 2008)

10.59 Subordinated Convertible Promissory Note of CECO Environmental Corp. in the principal amount of Canadian $5,000,000 dated as of August 14, 2008 in favor of Icarus Investment Corp., an Ontario corporation (Incorporated by reference from Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on November 10, 2008)

10.60 Security Agreement dated as of August 14, 2008 by the Company and its United States subsidiaries in favor of Icarus Investment Corp., an Ontario corporation (Incorporated by reference from Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed on November 10, 2008)

10.61 Registration Rights Agreement dated as of August 14, 2008 between CECO Environmental Corp. and Icarus Investment Corp., an Ontario corporation (Incorporated by reference from Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed on November 10, 2008)

*10.62 Fifth Amendment to Credit Agreement dated December 30, 2008

*14 Code of Ethics

*21 Subsidiaries of the Company

*23.1 Consent of BDO Seidman, LLP

*23.2 Consent of Battelle & Battelle LLP

*31.1 Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer

*31.2 Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer

*32.1 Certification of Chief Executive Officer (18 U.S. Section 1350)

*32.2 Certification of Chief Financial Officer (18 U.S. Section 1350)

---

* Filed herewith

** Management contracts or compensation plans or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CECO ENVIRONMENTAL CORP.

By: /s/ PHILLIP DEZWIREK

Phillip DeZwirek,
Chief Executive Officer
Dated: March 16, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Principal Executive Officer

/s/ PHILLIP DEZWIREK **Philip DeZwirek,** **Chairman of the Board,** **Director and Chief Executive Officer**	March 16, 2009

Principal Financial and Accounting Officer

/s/ DENNIS W. BLAZER **Dennis W. Blazer** **Vice President-Finance and Administration;** **Chief Financial Officer**	March 16, 2009
/s/ RICHARD J. BLUM **Richard J. Blum,** **President, Director**	March 16, 2009
/s/ JASON DEZWIREK **Jason DeZwirek** **Director**	March 16, 2009
/s/ ARTHUR CAPE **Arthur Cape,** **Director**	March 16, 2009
/s/ DONALD A. WRIGHT **Donald A. Wright,** **Director**	March 16, 2009
/s/ THOMAS J. FLAHERTY **Thomas J. Flaherty,** **Director**	March 16, 2009
/s/ RONALD E. KRIEG **Ronald E. Krieg,** **Director**	March 16, 2009

CECO ENVIRONMENTAL CORP. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CECO Environmental Corp.
Cincinnati, Ohio

We have audited the accompanying consolidated balance sheet of CECO Environmental Corp. as of December 31, 2008 and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of CECO Environmental Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CECO Environmental Corp. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CECO Environmental Corp.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 13, 2009 expressed an adverse opinion thereon.

/s/ BDO Seidman, LLP

Chicago, Illinois
March 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CECO Environmental Corp.
Cincinnati, Ohio

We have audited the accompanying consolidated balance sheet of CECO Environmental Corp. and subsidiaries as of December 31, 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2007. CECO Environmental Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CECO Environmental Corp. and subsidiaries as of December 31, 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes". Effective for the fiscal year ended December 31, 2006, the Company also adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."

/s/ Battelle & Battelle LLP

Dayton, Ohio
March 17, 2008

CECO ENVIRONMENTAL CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	Dollars in thousands except per share data	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,169	$ 656
Accounts receivable, net	47,574	47,736
Costs and estimated earnings in excess of billings on uncompleted contracts	12,687	11,541
Inventories	6,169	4,694
Prepaid expenses and other current assets	2,220	2,907
Total current assets	69,819	67,534
Property and equipment, net	12,205	9,284
Goodwill	31,116	14,761
Intangible assets—finite life, net	2,190	1,480
Intangible assets—indefinite life	3,165	2,095
Deferred charges and other assets	1,522	1,381
	$120,017	$96,535
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt	$ 1,474	$ 4,707
Accounts payable and accrued expenses	33,153	38,012
Billings in excess of costs and estimated earnings on uncompleted contracts	8,058	8,024
Accrued income taxes	2,291	—
Total current liabilities	44,976	50,743
Other liabilities	3,017	2,178
Debt, less current portion	21,111	—
Deferred income tax liability	2,311	2,688
Related party subordinated note	4,089	—
Total liabilities	75,504	55,609
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred stock, $.01 par value; 10,000 shares authorized, none issued	—	—
Common stock, $.01 par value; 100,000,000 shares authorized, 15,087,272 and 14,927,292 shares issued in 2008 and 2007, respectively	150	149
Capital in excess of par value	42,924	40,796
Accumulated earnings	6,684	1,674
Accumulated other comprehensive loss	(3,303)	(1,337)
	46,455	41,282
Less treasury stock, at cost, 764,041 and 137,920 shares in 2008 and 2007, respectively	(1,942)	(356)
Total shareholders' equity	44,513	40,926
	$120,017	$96,535

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2008	2007	2006
	Dollars in thousands, except per share data		
Net sales	$ 217,890	$ 235,953	$ 135,359
Cost of sales	174,499	196,764	112,387
Gross profit	43,391	39,189	22,972
Selling and administrative	33,645	26,164	16,835
Amortization	1,551	391	90
Income from operations	8,195	12,634	6,047
Other income, net	920	10	812
Interest expense (including related party interest of $185, $1,101 and $732, respectively)	(1,479)	(1,978)	(1,997)
Income before income taxes	7,636	10,666	4,862
Income tax expense	2,626	4,361	1,768
Net income	$ 5,010	$ 6,305	$ 3,094
Per share data:			
Basic net income	$ .34	$ .47	$ .27
Diluted net income	$ .30	$ .45	$ .24
Weighted average number of common shares outstanding:			
Basic	14,633,209	13,456,580	11,260,459
Diluted	15,275,690	14,042,324	12,890,401

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Capital in excess of par value	Accum. (Deficit) / Earnings	Accum. Other Comp. Loss	Treasury Stock		Total	Total Comp. (Loss) Income
	Shares	Amount				Share	Amount		
				Dollars in thousands					
Balance January 1, 2006	10,168	$102	$15,017	$(7,072)	$ (791)	(175)	$ (473)	$ 6,783	
Net income for the year ended December 31, 2006				3,094				3,094	$ 3,094
Exercise of options and warrants	1,492	14	3,349					3,363	
Stock warrants issued			842					842	
Treasury stock retirement	(37)		(117)			37	117	—	
Tax benefit of warrants and options exercised			1,187					1,187	
Share based compensation earned			143					143	
Other comp. income (loss):									
Adjustment for minimum pension/post retirement liability, net of tax $(178)					(266)			(266)	(266)
Translation gain					3			3	3
Adjustment for SFAS 158 transition, net of tax $(150)					(226)			(226)	
Balance December 31, 2006	11,623	116	20,421	(3,978)	(1,280)	(138)	(356)	14,923	$ 2,831
Net income for the year ended December 31, 2007				6,305				6,305	$ 6,305
Exercise of options and warrants	1,798	18	4,841					4,859	
Secondary stock offering net of expenses $(386)	1,366	14	14,123					14,137	
Issuance of restricted stock	140	1	(1)					—	
Share based compensation earned			741					741	
Tax benefit of warrants and options exercised			1,398					1,398	
Adjustment to beginning balance to initially apply FIN 48			(727)	(653)				(1,380)	
Other comp. income (loss):									
Adjustment for minimum pension/post retirement liability, net of tax $(34)					(51)			(51)	(51)
Translation loss					(6)			(6)	(6)
Balance December 31, 2007	14,927	149	40,796	1,674	(1,337)	(138)	(356)	40,926	$ 6,248
Net income for the year ended December 31, 2008				5,010				5,010	$ 5,010
Exercise of options	12		42					42	
Issued due to acquisition	99	1	897					898	
Issuance of restricted stock	49								
Share based compensation earned			1,189					1,189	
Purchase of treasury shares						(626)	(1,586)	(1,586)	
Other comp. income (loss):									
Adjustment for minimum pension/post retirement liability, net of tax $(431)					(646)			(646)	(646)
Translation loss					(1,320)			(1,320)	(1,320)
Balance December 31, 2008	15,087	$150	$42,924	$ 6,684	$(3,303)	(764)	$(1,942)	$44,513	$ 3,044

The notes to consolidated financial statements are an integral part of the above statements.

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss in Shareholders' equity:

Dollars in thousands	Translation gain / loss	Minimum pension/post retirement liability adjustment	Accumulated other comprehensive loss
January 1, 2006	$ —	$ (791)	$ (791)
2006 activity	3	(492)	(489)
Balance December 31, 2006	3	(1,283)	(1,280)
2007 activity	(6)	(51)	(57)
Balance December 31, 2007	(3)	(1,334)	(1,337)
2008 activity	(1,320)	(646)	(1,966)
Balance December 31, 2008	$(1,323)	$(1,980)	$(3,303)

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
	Dollars in thousands		
Cash flows from operating activities:			
Net income	$ 5,010	$ 6,305	$ 3,094
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,176	1,623	1,229
Non cash interest expense included in net income	85	887	207
Non cash warrant valuation income included in net income	—	—	(842)
Non cash gain on remeasurement of subordinated debt	(795)	—	—
Non cash gains included in net income	—	—	(29)
Non cash loss from disposal of fixed assets	84	—	25
Compensation expense—stock awards	1,189	741	143
Deferred income tax expense (benefit)	265	(489)	(160)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	8,771	(15,033)	(13,774)
Inventories	(729)	(547)	(774)
Costs and estimated earnings in excess of billings on uncompleted contracts	838	(29)	(6,085)
Prepaid expenses and other current assets	1,829	(508)	92
Deferred charges and other assets	189	(175)	101
Accounts payable and accrued expenses	(13,065)	14,670	5,862
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,358)	(3,884)	5,793
Accrued income taxes	1,946	583	1,340
Other liabilities	(1,358)	(186)	(503)
Net cash provided by (used in) operating activities	5,077	3,958	(4,281)
Cash flows from investing activities—			
Acquisitions of property and equipment	(2,249)	(1,692)	(898)
Net cash paid for acquisitions	(23,535)	(9,955)	—
Net cash used in investing activities	(25,784)	(11,647)	(898)
Cash flows from financing activities:			
Net borrowings (repayments) on revolving credit lines	13,629	(3,352)	4,377
Proceeds from secondary stock offering	—	14,137	—
Proceeds from exercise of warrants and options not under plan	—	4,687	3,082
Proceeds from exercise of stock options	43	172	280
Excess income tax benefit realized from share based compensation	—	531	131
Purchase of treasury shares	(1,586)	—	—
Subordinated debt borrowings (repayments)	4,884	(5,743)	(1,988)
Proceeds from term debt	5,000	5,000	—
Repayments of debt	(750)	(7,532)	(568)
Net cash provided by financing activities	21,220	7,900	5,314
Net increase in cash and cash equivalents	513	211	135
Cash and cash equivalents at beginning of year	656	445	310
Cash and cash equivalents at end of year	$ 1,169	$ 656	$ 445
Supplemental Schedule of Non-Cash Activities:			
Stock based consideration for acquisition	$ 898	$ —	$ —
Addition to goodwill through earn-out payable	$ 59	$ 1,000	$ —

CECO ENVIRONMENTAL CORP.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2008	2007	2006
	Dollars in thousands		
Cash paid (received) during the year for:			
Interest	$1,197	$1,152	$2,950
Income taxes	$ (429)	$5,244	$ 350

CECO ENVIRONMENTAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2008, 2007 and 2006

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business—The principal business of CECO Environmental Corp. and its subsidiaries (the "Company") is to provide innovative solutions to industrial ventilation and air quality problems through dust, mist and fume control systems and particle and chemical technologies to industrial and commercial customers, primarily in the United States.

Principles of consolidation—Our consolidated financial statements include the accounts of the following subsidiaries:

	% Owned As Of December 31, 2008
CECO Group, Inc. ("Group")	100%
CECO Filters, Inc. and Subsidiaries ("CFI")	99%
The Kirk & Blum Manufacturing Company ("K&B")	100%
kbd/Technic, Inc ("kbd")	100%
CECO Abatement Systems, Inc ("CAS")	100%
CECOaire, Inc ("CAI")	100%
H.M. White, Inc. ("White")	100%
EFFOX, Inc. ("Effox")	100%
GMD Environmental Technologies, Inc. ("GMD")	100%
Fisher-Klosterman, Inc. ("FKI")	100%
Flextor, Inc. ("Flextor")	100%

CFI includes two wholly owned subsidiaries, New Busch Co., Inc. ("Busch") and CECO Filters India Private Limited. Minority interest in CFI is not material and is included in other liabilities in the consolidated financial statements. FKI includes the wholly owned subsidiary, A.V.C., Inc. ("A.V.C.").

All intercompany balances and transactions have been eliminated.

Business Segment Information—Our structure and operational integration results in one reportable segment that focuses on engineering, designing, building and installing systems that remove airborne contaminants from industrial facilities, as well as equipment that controls emissions from such facilities. Accordingly, the consolidated financial statements herein reflect the operating results of the reportable segment.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents—We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable—Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment generally within 30 days from the invoice date unless otherwise determined by specific contract, generally due to retainage provisions. The Company's estimate of the allowance for doubtful accounts for trade receivables is primarily determined based upon the length of time that the receivables are past due. In addition, management estimates are used to determine probable losses based upon an analysis of prior collection experience, specific account risks and economic conditions. The Company has a series of actions that occur based upon the aging of past due trade receivables, including letters, statements, direct customer contact and liens. Accounts are deemed uncollectible based on past account experience and current account financial condition.

Inventories—The Company's inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) inventory costing method.

Accounting for long-lived assets—Our policy is to assess the recoverability of long-lived assets when there are indications of potential impairment and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of such assets. Indefinite lived intangible assets are assessed at least annually.

Property and equipment—Property and equipment are recorded at cost. Expenditures for repairs and maintenance are charged to income as incurred. Depreciation and amortization are computed using the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 12 to 40 years for building and improvements and 3 to 10 years for machinery and equipment.

Intangible assets—Indefinite life intangible assets are comprised of tradenames, while finite life intangible assets are comprised of patents, backlog, customer lists and employment contracts. Other intangible assets with finite lives are being amortized on a basis over their estimated useful lives, which range from 18 months to 17 years. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", we ceased amortization of goodwill and intangible assets with indefinite lives effective January 1, 2002. In the fourth quarter of 2008, we completed our annual tests for impairment of our tradenames and goodwill and determined that they were not impaired.

Deferred charges—Deferred charges primarily represent deferred financing costs, which are amortized to interest expense over the life of the related loan. Amortization expense was $85,000, $43,000 and $109,000 for 2008, 2007 and 2006, respectively.

Financial Instruments—On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS" No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". Under this guidance all derivative instruments, including those embedded in other contracts are recognized as either assets or liabilities and those financial instruments are measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. We are exposed to market risk from changes in interest rates. Our policy is to manage interest rate costs using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, we may enter into interest rate swaps or other hedge type arrangements, in which we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. We do not use derivative instruments for speculative purposes. We currently have no interest rate swap agreements.

Revenue recognition—Revenues from contracts, representing the majority of our revenues, are recognized on the percentage of completion method, measured by the percentage of contract costs incurred to date compared to estimated total contract costs for each contract. Contract costs include direct material and labor costs related to contract performance. This method is used because management considers contract costs to be the best available measure of progress on these contracts. Our remaining revenues are recognized when risk and title passes to the customer, which is generally upon shipment of product.

Selling and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions to contract revenue and costs and are recognized in the period in which the revisions are made. Our reserve for estimated losses on uncompleted contracts is $35,000 and $167,000 as of December 31, 2008 and 2007, respectively.

The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

Sales Taxes—Under Emerging Issues Task Force ("EITF") Issue No. 06-03, the Company is permitted to record taxes collected from customers and remitted to governmental authorities on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues). The Company classifies sales taxes on a net basis in the Consolidated Statements of Operations.

Product Warranties—The Company's warranty reserve is to cover the products sold and is principally at our Effox subsidiary. The warranty accrual is based on historical claims information. The warranty reserve is reviewed and adjusted as necessary on a quarterly basis. Warranty accrual is not significant at the Company's other operations due to the nature of the work which includes installation and testing. The change in accrued warranty expense is summarized in the following table:

$ in thousands	**2008**	**2007**
Beginning balance	$ 605	$ 24
Provision	148	249
Payments	(256)	(182)
Acquisition	77	514
Ending balance	$ 574	$ 605

Claims—The Company recognizes certain significant claims for recovery of incurred costs when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. Unapproved change orders are accounted for in revenue and cost when it is probable that the costs will be recovered through a change in the contract price.

Cost of sales—Cost of sales amounts include materials, direct labor and associated benefits, inbound freight charges, purchasing and receiving, inspection, warehousing, internal transfer costs and depreciation. Customer freight charges are included in sales and actual freight expenses are included in cost of sales.

Income taxes—Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Selling and administrative expenses—Selling and administrative expenses include sales and administrative wages and associated benefits, selling and office expenses, bad debt expense, changes in life insurance cash surrender value and depreciation.

Advertising costs—Advertising costs are charged to operations in the year incurred and totaled $985,000, $638,000 and $283,000 in 2008, 2007 and 2006, respectively.

Research and development—Research and development costs are charged to expense as incurred. The amounts charged to operations were $50,000, $12,000 and $0 in 2008, 2007 and 2006, respectively.

Earnings per share— The number of shares outstanding for calculation of earnings per share (EPS) is as follows:

	2008	2007	2006
Weighted-average shares outstanding-basic	14,633,209	13,456,580	11,260,459
Effect of potentially dilutive securities	642,481	585,744	1,629,942
Weighted-average shares outstanding-diluted ..	15,275,690	14,042,324	12,890,401

Options and warrants to purchase 1,103,000 and 95,000 shares for the years ended December 31, 2008 and 2007, respectively, were not included in the computation of diluted earnings per share due to their having an anti-dilutive effect. Pursuant to the if converted method, diluted earnings per share for 2008 includes the adjusting of net income for the net impact related to the convertible Subdebt Note described in Note 10 ($372,000). There were no adjustments to net income for the 2008 basic earnings per share computation or for the basic or diluted earnings per share computations for 2007 and 2006

Foreign Currency—Assets and liabilities of foreign operations are translated using period-end exchange rates, and revenues and expenses are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive earnings as a component of shareholders' equity.

A $920,000 transaction gain was recognized by the Company in 2008 principally due to the translation of a $5 million subordinated note denominated in Canadian dollars due a related party. The transaction gain is recorded on the "Other income" line of the Statement of Income. Additional details on the subordinated note are provided in Note 10.

Reclassifications—Certain prior year amounts have been reclassified in order to conform to the current year presentation.

Subsequent to the issuance of the Company's consolidated financial statements as of and for the periods ended December 31, 2007, the Company determined that the outstanding borrowings under its revolving line of credit should be classified as current in accordance with FASB Emerging Issues Task Force 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement" ("EITF 95-22"). Accordingly, the accompanying December 31, 2007 balance sheet presents such borrowings ($4.4 million) as a current obligation although such borrowings had previously been reflected as long-term obligations in the Company's Form 10-K filed on March 17, 2008. This reclassification has no impact on debt covenant compliance, net income, cash flows or net shareholders' equity for the periods of the reclassification. The Company amended in December 2008 the Bank Facility with its lenders with terms resulting in it no longer being subject to EITF 95-22.

Depreciation expense reported on the income statement line "Depreciation and amortization" in prior years has been reclassed between the "Cost of sales" and "Selling and administrative" lines. The "Depreciation and amortization" line has been shortened to "Amortization" to report only the amortization of intangible assets.

New Financial Accounting Pronouncements Adopted

SFAS 157—Effective January 1, 2008, the Company partially adopted SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 applies to most current accounting pronouncements that require or permit fair value measurements. SFAS 157 provides a framework for measuring fair value and requires expanded disclosures about fair value methods and inputs by establishing a hierarchy for ranking the quality and reliability of the information used by management to measure and report amounts at fair value.

The Company has only partially applied the provisions of SFAS 157 as management has elected the deferral provisions of FASB Staff Position ("FSP") SFAS 157-2 as it applies to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The major categories of assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis include certain amounts of property and equipment, intangibles and goodwill reported at fair value as a result of impairment testing, and certain other assets, liabilities and equity instruments recognized as a result of prior business combinations.

The Company does not have any financial instruments that required a cumulative-effect adjustment to beginning accumulated earnings upon adoption. There was no material impact to the Company's consolidated financial position, results of operations, or cash flows as a result of the partial adoption of SFAS 157.

Financial instruments and fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing assets and liabilities, including assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company classifies the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. Financial instruments carried at fair value will be classified and disclosed in one of the following three categories:

Level 1—Quoted market prices in active markets for identical assets or liabilities.

Level 2—Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3—Unobservable inputs that are not corroborated by market data.

SFAS 159—In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). This statement provides companies with an option to report selected financial assets and liabilities at fair value in an effort to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires entities to display the fair value of those assets and liabilities for which the entity has chosen to use fair value on the face of the balance sheet. The standard was effective for the Company as of January 1, 2008; however, the Company did not elect the fair value option for any eligible items.

SFAS 141(R)—In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). This statement defines the acquirer in a business combination as the entity that obtains control of one or more businesses, and establishes the acquisition date as the date the acquirer achieves this control. This statement also refines the application of the purchase method by requiring the acquirer to recognize assets acquired and liabilities assumed at fair value and replacing the cost-allocation process previously required under SFAS 141. Included in fair value are contractual contingencies to the extent that it is more likely than not that such contingencies meet the definition of assets or liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The carrying value of such contractual contingencies remains unchanged until settled or until new information is obtained indicating the value of an asset is lower than acquisition-date fair value or that a liability is higher than acquisition-date fair value. Furthermore, acquisition-related costs and restructuring costs that are expected but not obligatory are required to be recognized separately from the business combination. SFAS 141(R) will be effective prospectively for business combinations with acquisition dates on or after January 1, 2009. Management believes this statement could have a material impact on the Company's financial statements depending on future acquisition plans.

EITF No. 06-11—In March 2007, the FASB ratified EITF No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based awards as an increase to additional paid-in capital instead of a credit to income tax expense. The amount recognized in additional paid-in capital will be available to absorb potential future tax deficiencies on share–based payment awards. EITF 06-11 was effective for fiscal years beginning after December 15, 2007 and therefore was effective for the Company in fiscal year 2008. The adoption of this standard did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

SFAS 162—In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles". This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States. This statement became effective on November 15, 2008 and did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

Recently Issued Accounting Pronouncements

EITF No. 07-05—During June 2008, the FASB issued EITF Issue No. 07-05, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" which is effective for fiscal years beginning after December 15, 2008. This Issue addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which is the first part of the scope exception in paragraph 11(a) of Statement 133. If an instrument (or an embedded feature) that has the characteristics of a derivative instrument under paragraphs 6–9 of Statement 133 is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument). Other applicable authoritative accounting literature, including Issues EITF 00-19,

Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company Own Stock, and EITF 05-2, The Meaning of "Conventional Debt Instrument" in Issue No. 00-19, provides guidance for determining whether an instrument (or an embedded feature) is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument). This Issue does not address that second part of the scope exception in paragraph 11(a) of Statement 133. We are currently evaluating the impact this statement will have on our financial statements.

FSP 142-3— In April 2008, the FASB issued Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets." FSP 142-3 provides guidance on the determination of useful lives of intangible assets in accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets". For intangible assets acquired after the effective date, a company is not required to consider renewal or extension at substantial cost or with material modification of existing terms to be factors that limit the useful life of the asset. Rather the Company must consider its own historical experience in renewing or extending similar arrangements. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and for interim periods within those fiscal years. We do not expect the adoption of FSP 142-3 to have a material effect on our financial statements.

FSP EITF 03-6-1— In June 2008, the FASB issued Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities." FSP EITF 03-6-1 concludes that non-vested shares with non-forfeitable dividend rights are considered participating securities and, thus, subject to the two-class method pursuant to SFAS 128, "Earnings per Share", when computing basic and diluted EPS. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, including interim periods within those years. The Company is currently evaluating the impact this statement will have on its financial statements.

FSP 132(R)-1— In December 2008, the FASB issued Staff Position No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". FSP 132(R)-1 amends FASB Statement No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosure requirements addressed by FSP 132(R)-1 provide for greater transparency surrounding the types of assets and associated risks in a plan, events in the economy and markets that could have a significant effect on the value of plan assets, and information about fair value measurements similar to those required by SFAS 157. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009.

2. Financial Instruments

Our financial instruments consist primarily of investments in cash and cash equivalents, receivables and certain other assets, such as cash surrender life insurance, as well as obligations under accounts payable, long-term debt and subordinated notes. The carrying values of these financial instruments approximate fair value at December 31, 2008, 2007 and 2006 except for related party subordinated notes for which fair value was $3,748,000 and $0 at December 31, 2008 and 2007, respectively as compared to recorded values of $4,089,000 and $0, respectively.

Most of the debt obligations approximate their reported carrying amounts based on future payments discounted at current interest rates for similar obligations or interest rates which fluctuate with the market.

Concentrations of credit risk:

Financial instruments that potentially subject us to credit risk consist principally of cash and accounts receivable. We maintain cash and cash equivalents with various major financial institutions.

We perform periodic evaluations of the financial institutions in which our cash is invested. Concentrations of credit risk with respect to trade and contract receivables are limited due to the large number of customers and various geographic areas. Additionally, we perform ongoing credit evaluations of our customers' financial condition.

Union Contracts:

As of December 31, 2008, the Company's continuing operations included approximately 845 employees. Approximately 413 employees are represented by international or independent labor unions, under various contracts that expire in the years 2009 through 2011.

3. Accounts Receivable

$ in thousands	2008	2007
Trade receivables	$ 3,055	$ 2,763
Contract receivables	44,816	45,306
Allowance for doubtful accounts	(297)	(333)
	$47,574	$47,736

Balances billed, but not paid by customers under retainage provisions in contracts, amounted to approximately $5,445,000 and $5,451,000 at December 31, 2008 and 2007, respectively. Retainage receivables on contracts in progress are generally collected within a year after contract completion.

Contract receivables unbilled amounted to $0, $720,000 and $0 as of December 31, 2008, 2007 and 2006, respectively.

Provision for doubtful accounts was approximately $185,000, $210,000 and $297,000 during 2008, 2007 and 2006, respectively, while accounts charged to the allowance were $221,000, $225,000 and $273,000 during 2008, 2007 and 2006, respectively.

4. Costs and Estimated Earnings on Uncompleted Contracts

$ in thousands	2008	2007
Costs incurred on uncompleted contracts	$ 203,500	$ 161,604
Estimated earnings	28,450	20,639
	231,950	182,243
Less billings to date	(227,321)	(178,726)
	$ 4,629	$ 3,517
Included in the accompanying consolidated balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 12,687	$ 11,541
Billings in excess of costs and estimated earnings on uncompleted contracts	(8,058)	(8,024)
	$ 4,629	$ 3,517

5. Inventories

$ in thousands	2008	2007
Raw material and subassemblies	$4,272	$3,625
Finished goods	932	293
Parts for resale	965	786
Obsolescence allowance	—	(10)
	$6,169	$4,694

Amounts credited to the allowance for obsolete inventory and charged to cost of sales amounted to $0, $10,000 and $0 during 2008, 2007 and 2006, respectively. Items charged to the allowance for inventory recoveries were $10, $0 and $0 during 2008, 2007 and 2006, respectively.

6. Property and Equipment

$ in thousands	2008	2007
Land	$ 1,460	$ 1,460
Building and improvements	5,612	4,372
Machinery and equipment	17,038	13,722
	24,110	19,554
Less accumulated depreciation	(11,905)	(10,270)
	$ 12,205	$ 9,284

Depreciation expense was $1.6 million, $1.2 million and $1.1 million for 2008, 2007 and 2006, respectively.

7. Goodwill and Intangible Assets

$ in thousands	2008		2007	
	Goodwill	Tradename	Goodwill	Tradename
Beginning balance	$14,761	$2,095	$ 9,527	$1,395
Acquisitions	16,355	1,070	5,234	700
	$31,116	$3,165	$14,761	$2,095

$ in thousands	2008		2007	
Intangible assets—finite life	Cost	Accum. Amort.	Cost	Accum. Amort.
Patents	$ 1,412	$ 932	$ 1,342	$ 844
Backlog	1,451	1,249	304	169
Customer lists	1,595	352	800	83
Employment contracts	410	163	180	50
Other	111	93	—	—
	$ 4,979	$2,789	$ 2,626	$1,146

Amortization expense was $1,551,000, $391,000 and $90,000 for 2008, 2007 and 2006, respectively. Amortization of finite life intangible assets is on a straight line basis, and over the next five years is $750,000 in 2009, $494,000 in 2010, $424,000 in 2011, $316,000 in 2012 and $130,000 in 2013. The weighted average remaining amortization period at December 31, 2008 is 3.8 years.

8. Accounts Payable and Accrued Expenses

$ in thousands	2008	2007
Trade accounts payable	$22,886	$29,187
Compensation and related benefits	3,499	4,583
Accrued interest	422	225
Other accrued expenses	6,346	4,017
	$33,153	$38,012

9. Debt

$ in thousands	2008	2007
Bank credit facility	$22,585	$ 4,707
Less current portion	(1,474)	(4,707)
	$21,111	$ —

We entered into a new credit facility (the "Bank Facility") on December 29, 2005 with Fifth Third Bank. The Bank Facility was amended on June 8, 2006, February 28, 2007, February 29, 2008 and August 1, 2008 in conjunction with certain business acquisitions at those dates. Fees paid for these amendments were deferred and are being amortized over the remaining term of the Bank Facility. The maturity of the Bank Facility is January 31, 2010.

We further amended the Bank Facility pursuant to a Fifth Amendment to the Credit Agreement ("Fifth Amendment") dated December 31, 2008. The Fifth Amendment amended the Bank Facility by removing the mandatory lock box provision, which had created a requirement to classify our outstanding credit line as a current liability.

As of December 31, 2008, the Bank Facility, as amended, includes a revolving line of credit of up to $30 million, including letters of credit, limited to a borrowing base amount computed as 70% of eligible accounts receivable plus 50% of eligible inventories. Amounts outstanding under the revolver were $18.4 million and $4.4 million at December 31, 2008 and 2007, respectively. Certain term loans previously available under the Bank Facility were fully retired with proceeds from our May 2007 secondary stock offering described in Note 11. At December 31, 2008, $4.2 million of a remaining $5.0 million term note is still outstanding. Interest on the outstanding borrowings is charged at the prime rate or the LIBOR rate plus 2% for the revolver and the prime rate or the LIBOR rate plus 2.25% on the term note. Based on our election to use the LIBOR rate at December 31, 2008, the weighted average interest rate under the Bank Facility was 2.56%.

As of December 31, 2008, maturities of all long-term bank debt are estimated as follows:

December 31,	Maturities $ in thousands
2009	$ 1,474
2010	$21,111

Our property and equipment, accounts receivable, investments and inventory serve as collateral for our bank debt. Our debt agreements contain customary covenants and events of default.

10. Related Party Subordinated Notes

On July 31, 2008, the Company issued a Subordinated Convertible Promissory Note (the "Note") in the amount of Canadian $5,000,000 to Phillip DeZwirek, the Chairman and CEO of the Company. On August 14, 2008, the Company issued a new Subordinated Convertible Promissory Note (the "Subdebt Note") in the amount of Canadian $5,000,000 to Icarus Ontario, a Canadian company which is controlled by Phillip DeZwirek and Jason DeZwirek, the Secretary and a Director of the Company. The Canadian $5,000,000 proceeds received by the Company were used to repay the Note in full. The Subdebt Note provides for interest to accrue at the rate of 10% per annum in 2008, 11% per annum in 2009, and 12% per annum commencing January 1, 2010 until paid. Interest payments are payable semi-annually subject to the Subordination Agreement with Fifth Third Bank. The holder of the Subdebt Note may convert at any time the outstanding principal and accrued and unpaid interest there under into common stock of the Company at a per share price of $4.75, a price greater than the closing consolidated bid price immediately preceding the issuance of the Subdebt Note. The Subdebt Note's maturity date is the earlier of July 31, 2010 or six (6) months after repayment of the Bank Facility. The Subdebt Note also matures in the event of a merger or reorganization of the Company that results in a change of control, upon the sale of 50% of the assets of the Company, or any sale of any division of the Company in excess of $5 million. To the extent that the Company completes an equity financing in excess of $10 million, 25% of the amounts in excess of the $10 million are required to be used to repay the Subdebt Note, provided that the Company is not in default under the Bank Facility. The outstanding balance of the Subdebt Note at December 31, 2008, as translated into U.S. dollars was $4,089,000.

Upon issuance, the Company valued the embedded conversion option in the Subdebt Note and recorded that value as separate liability with an offsetting debt discount. The debt discount is being amortized over the term of the debt. Due to a decrease in the Company's stock price since the issuance of the debt, the value of the conversion option has decreased to $409,000 as of December 31, 2008. Included in the $4,089,000 carrying value of the Subdebt Note is its Canadian $5,000,000 face amount converted into U.S. dollars at the December 31, 2008 exchange rate, the remaining unamortized amount of the debt discount and the $409,000 value of the conversion option.

Other related party subordinated notes issued from 1999 to 2004 to Icarus Ontario, an affiliate of Phillip and Jason DeZwirek, were retired with $5.7 million of proceeds raised in our May 2007 secondary stock offering described in Note 11. These notes were accruing interest at a rate of 6% during 2006 and 12% during 2007. Additionally, in compensation for certain extensions and amendments, the Company issued Icarus Ontario warrants in December 2006 to purchase 250,000 shares of our common stock. These warrants were valued at $842,000 based on a Black-Sholes valuation. The related debt discount was amortizing through the May 2007 retirement date when $740,000 was written off as a non-cash charge to interest expense.

11. Shareholders' Equity

Share-Based Compensation

The 2007 Equity Incentive Plan (the "2007 plan") was approved by shareholders on May 23, 2007 and replaces the 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan remains in effect solely for the purpose of the continued administration of the options outstanding under the 1997 Plan. The plans are administered by the Compensation Committee (the "Committee") of the Board of Directors. Like the 1997 Plan, the 2007 Plan permits the granting of stock options and awards which are granted at a price equal to or greater than the fair market value of the Company's common stock at the date of grant. Generally, stock options or awards granted to non-employee directors vest in one year from the date of grant. Stock options granted to employees generally vest equally over a period of 3 to 5 years from the date of grant. Stock awards granted to employees generally vest equally over a period of up to 3 years from the date of grant for awards subject to service requirements. Certain stock awards are granted and vest based on the achievement of certain performance requirements as established by the Committee. Stock awards may be granted without service or performance requirements, as determined by the Committee. The Committee, at its discretion, may establish other vesting periods and performance requirements when appropriate. Currently 8,000 shares of stock awards subject to service requirements, 40,900 stock awards subject to performance requirements, and 170,000 stock options were granted to plan participants under the 2007 Plan in 2008. The number of shares reserved for issuance under the 2007 Plan is 2.0 million, of which 1,591,892 shares were available for future grant as of December 31, 2008. The number of shares reserved under the 1997 Plan for issuance was 1.5 million, of which 1,031,300 shares were left unused as of December 31, 2008.

In addition to the Company's share-based compensation plans, certain other warrants have been issued that are compensatory in nature. See further discussion in the "Warrants to Purchase Common Stock" section of Note 11 below.

Since the adoption of SFAS No. 123(R), share-based compensation expense of $1.2 million, $741,000 and $143,000 was recorded in the years ended December 31, 2008, 2007 and 2006, respectively. No equity compensation expense has been capitalized in inventory or fixed assets.

Stock Options

The weighted-average fair value of stock options granted during 2008, 2007 and 2006, was estimated at $1.85, $8.42, and $4.68 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

- *Expected Volatility:* The Company utilizes a volatility factor based on the Company's historical stock prices for a period of time equal to the expected term of the stock option utilizing weekly price observations. For 2008, 2007, and 2006 the Company utilized weighted-average volatility factors of 62.5%, 60%, and 60%, respectively.
- *Expected Term:* The Company utilizes the "plain vanilla" method of determining the expected term based on the vesting schedules and terms of the stock options. For 2008, 2007, and 2006 the Company utilized weighted-average expected term factors of 6.40 years, 6.25 years, and 6.75 years, respectively.
- *Risk-Free Interest Rate:* The Company's risk-free interest rate factor utilized is based upon the implied yields currently available on U.S. Treasury zero-coupon issues with the expected term of the stock options. For 2008, 2007, and 2006 the Company utilized weighted-average risk-free interest rate factors of 3.1%, 4.4%, and 5.2%, respectively.
- *Expected Dividends:* No assumptions were made for expected dividends as the Company has not historically paid dividends. This will be re-evaluated if and when dividends are expected to be paid.

The fair value of the stock options granted is recorded as compensation expense on a straight-line basis over the vesting periods of the options adjusted for the Company's estimate of pre-vesting forfeitures. The pre-vesting forfeiture estimate is based on historical activity and is reviewed periodically and updated as necessary.

Information related to all stock options under the 2007 Plan and 1997 Plan for the year ended December 31, 2008 is shown in the table below:

(Shares in thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding at 12/31/07	380	$7.93	7.9 years	$1,561
Granted	170	3.00		
Forfeitures	(5)	—		
Exercised	(12)	3.35		
Outstanding at 12/31/08	533	6.39	5.7 years	3,403
Exercisable at 12/31/08	210	8.20	6.1 years	1,724

The Company received $42,000 of cash from employees who exercised 12,500 options during the year ended December 31, 2008, $144,000 of cash from employees who exercised 38,000 options during the year ended December 31, 2007 and $281,000 of cash from employees who exercised 101,000 options during the year ended December 31, 2006. The intrinsic value of these exercised options totaled $74,000, $297,000 and $610,000, respectively.

Information related to all stock awards under the 2007 plan for the year ended December 31, 2008 is shown in the table below:

(Shares in thousands)	Shares	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	139	$11.81
Granted	49	6.94
Vested	(60)	11.90
Forfeited	—	
Nonvested, end of year	128	9.88

In 2008 the Company recorded expense for restricted stock awards of $600,000, and $396,000 for 2007. At December 31, 2008 there was $706,000 of total unrecognized compensation costs related to restricted stock awards that is expected to be recognized over a weighted average period of 1.45 years.

The total fair value of restricted shares vested was $708,000 and $12,690 during 2008 and 2007, respectively.

Warrants to Purchase Common Stock

The Company has historically issued warrants to purchase common shares in conjunction with business acquisitions, debt issuances and employment contracts. The estimated fair value of warrants granted in conjunction with employment agreements is reflected as compensation expense over their related vesting periods. Fair value of warrants is determined using a Black-Sholes valuation model with assumptions similar to the ones we used to value stock option awards. Outstanding warrants include the following:

Issuance date	Number of shares	Exercise Price	Expiration date
December 7, 1999	500,500	$2.9375	December 7, 2009
December 26, 2006	250,000	$9.0700	December 26, 2016

In 2006, investors exercised warrants for 366,564 shares of our common stock. We received $1.3 million of proceeds from the exercise of such Warrants, which proceeds were used as working capital. As a result of this exercise, the December 31, 2006 fair value of these warrants was reduced to $0 and $842,000 was recorded as other income in the 2006 consolidated financial statements.

In May 2007, we completed a secondary offering and sale of our common stock which consisted of 1.4 million shares of newly issued stock and 2.3 million shares sold by related party selling stockholders. The shares sold by related party stockholders included 499,500 shares from the exercise of warrants by former K&B shareholders and 1,250,000 shares from the exercise of warrants by the Chief Executive Officer. The Company received a total of $4.7 million from the exercise of these related party selling shareholder warrants. The proceeds from such exercise were used to pay off a portion of the outstanding subordinated debt.

As described in Note 10, on December 28, 2006, the Company issued warrants to purchase 250,000 shares to a related party at an exercise price of $9.07 and an expiration date of December 26, 2016.

Chief Executive Officer

In January 1999, warrants were issued to the Chief Executive Officer to purchase 500,000 shares of the Company's common stock at an exercise price of $3.00 per share. Prior to 1999, warrants were issued to the Chief Executive Officer to purchase 1,250,000 shares, at exercise prices ranging from $1.625 to $2.75 per share. In August 2000, warrants were issued to the Chief Executive Officer to purchase 500,000 shares at an exercise price of $2.06 per share. The warrants expire 10 years from the date of issuance.

In December 2001, Icarus Ontario exercised warrants to purchase 800,000 shares at a price of $2.25 per share as previously disclosed.

On January 6, 2006, our Chief Executive Officer elected to exercise warrants for 1,000,000 shares of common stock for an aggregate amount of $1,718,750 paid to us. Proceeds from these exercises were used by us to pay accrued interest on the Icarus Ontario subordinated notes.

Common Stock

In May 2007, we completed a secondary offering and sale of our common stock which consisted of 1.4 million shares of newly issued stock and 2.3 million shares sold by related party selling stockholders. The initial closing was on May 17, 2007 and the overallotment closing was on May 29, 2007. The Company received $14.2 million from this offering for the newly issued shares and $4.7 million from the exercise of 1.7 million related party selling shareholder warrants for a total of $18.8 million. The proceeds were used to pay off all the outstanding subordinated debt under the 1999 and 2003 Subordinated Notes of $5.7 million and all of the outstanding term notes of $7.5 million with the remaining $5.6 million being applied to the revolving credit line and accrued interest.

Treasury Stock

In October 2008, two shareholders, who were affiliates of one another, and who owned in the aggregate at such time in excess of 5% of our issued and outstanding common stock, approached the Company with an unsolicited offer to sell 626,121 shares of CECO common stock for $1.6 million. We completed the purchase in October 2008 for a price of $2.50 per share plus brokerage costs.

In 2006, we retired 37,300 shares of our common stock previously held as treasury shares.

12. Pension and Employee Benefit Plans

We sponsor a non-contributory defined benefit pension plan for certain union employees. The plan is funded in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974.

We also sponsor a post-retirement health care plan for office employees retiring before January 1, 1990. The plan allows retirees who have attained the age of 65 to elect the type of coverage desired.

The following tables set forth the plans' changes in benefit obligations, plan assets and funded status on the measurement dates, December 31, 2008 and 2007, and amounts recognized in our consolidated balance sheets as of those dates.

	Pension Benefits		Other Benefits	
$ in thousands	**2008**	**2007**	**2008**	**2007**
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 6,192	$ 5,806	n/a	n/a
Accumulated post retirement benefit obligation	n/a	n/a	$ 277	$ 401
Service cost	176	148	—	—
Interest cost	363	326	15	21
Amendments	9	—	—	—
Actuarial (gain)/loss	(262)	146	2	(95)
Benefits paid	(232)	(234)	(49)	(50)
Projected benefit obligation at end of year	6,246	6,192	245	277
Change in plan assets:				
Fair value of plan assets at beginning of year	4,793	4,243	—	—
Actual return on plan assets	(1,052)	214	—	—
Employer contribution	420	570	49	51
Benefits paid	(232)	(234)	(49)	(51)
Fair value of plan assets at end of year	3,929	4,793	—	—
Funded status	$(2,317)	$(1,399)	$(245)	$(277)
Defined benefit liabilities included in accounts payable and accrued expenses	$ —	$ —	$ (44)	$ (45)
Defined benefit liabilities included in other liabilities	(2,317)	(1,399)	(201)	(232)
Deferred tax benefit/ (expense) associated with AOCL	1,349	921	(28)	(31)
AOCL, net of tax	2,023	1,381	(42)	(47)
Net amount recognized	$ 1,055	$ 903	$(315)	$(355)
Other comprehensive income:				
Net loss (gain)	$ 1,211	$ 329	$ 2	$ (95)
Prior service cost (credit)	9	—	—	—
Amortization of transition asset/(obligation)	—	—	—	—
Amortization of prior service cost	(8)	(8)	—	—
Amortization of net actuarial loss	(142)	(141)	—	—
Total recognized in other comprehensive income	$ 1,070	$ 180	$ 2	$ (95)
Accumulated other comprehensive income:				
Net loss (gain)	$ 3,334	$ 2,266	$ (70)	$ (78)
Prior service cost	38	36	—	—
Prior transition (asset)/obligation	—	—	—	—
Amount recognized in accumulated other comprehensive income	$ 3,372	$ 2,302	$ (70)	$ (78)
Weighted-average assumptions used to determine benefit Obligations for the year ended December 31:				
Discount rate	6.25%	6.00%	6.25%	6.00%
Expected long-term rate of return on assets	8.50%	8.50%	N/A	N/A
Compensation increase rate	N/A	N/A	N/A	N/A

The basis of the long-term rate of return assumption reflects the current asset mix for the pension plan of approximately 50% debt securities and 50% equity securities with assumed average annual returns of approximately 5% to 6% for debt securities and 10% to 12% for equity securities. The investment portfolio for the pension plan will be adjusted periodically to maintain the current ratios of debt securities and equity securities. Additional consideration is given to the historical returns for the pension plan as well as future long range projections of investment returns for each asset category.

Benefits under the plans are not based on wages and, therefore, future wage adjustments have no effect on the projected benefit obligations.

Information with respect to our plans which have accumulated benefit obligations in excess of plan assets at December 31, 2008 and 2007 is as follows:

$ in thousands	2008	2007
Projected benefit obligation	$6,246	$6,192
Accumulated benefit obligation	6,038	5,953
Fair value of plan assets	3,929	4,793

Based on current assumptions, estimated contributions of $404,000 may be required in 2009 for the pension plan and $45,000 for the retiree healthcare plan.

Included in other comprehensive income for our defined benefit plans, net of related tax effect, were an increase in the minimum liability of $646,000 in 2008, an increase of $51,000 in 2007 and an increase of $492,000 in 2006.

The details of net periodic benefit cost for pension benefits included in the accompanying consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006 are as follows:

$ in thousands	2008	2007	2006
Service cost	$ 176	$ 148	$ 129
Interest cost	363	326	285
Expected return on plan assets	(421)	(398)	(338)
Net amortization and deferral	150	149	99
Net periodic benefit cost	$ 268	$ 225	$ 175
Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31:			
Discount rate	6.00%	5.75%	5.75%
Expected return on assets	8.50%	8.50%	8.50%
Compensation increase rate	N/A	N/A	N/A

The net loss, prior service cost and transition (asset)/obligation for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2009 are $243,000, $9,000 and $0, respectively.

The net periodic benefit cost (representing interest cost only) for the healthcare plan included in the accompanying consolidated statements of operations was $10,000, $21,000 and $25,000 for the years ended December 31, 2008, 2007 and 2006 respectively. The weighted average discount rate to determine the net periodic benefit cost for 2008 and 2007 was 6.00% and 5.75% respectively.

Changes in health care costs have no effect on the plan as future increases are assumed by the retirees.

Pension plan assets are invested in trusts comprised primarily of investments in various debt and equity funds. A fiduciary committee establishes the target asset mix and monitors asset performance. The expected rate of return on assets includes the determination of a real rate of return for equity and fixed income investment applied to the portfolio based on their relative weighting, increased by an underlying inflation rate. Our defined benefit pension plan asset allocation by asset category is as follows:

	Target Allocation 2009	Percentage of Plan Assets 2008	2007
Asset Category:			
Equity securities	50%	45%	56%
Debt securities	50%	55%	44%
Total	100%	100%	100%

Estimated pension plan cash obligations are $295,000, $312,000, $345,000, $382,000 and $411,000 for 2009 – 2013, respectively, and a total of $2,408,000 for the years 2014 through 2018.

In connection with collective bargaining agreements, we participate with other companies in defined benefit pension plans. These plans cover substantially all of our Kirk & Blum contracted union employees not covered in the aforementioned plan. If we were to withdraw from participation in these multi-employer plans, we would be required to contribute our share of the plans' unfunded benefit obligation. We have no intention of withdrawing from any plan and, therefore, no liability has been provided in the accompanying consolidated financial statements.

Amounts charged to pension expense under the above plans including the multi-employer plans totaled $3.2 million, $3.6 million and $3.4 million for 2008, 2007 and 2006, respectively.

During July 2006, we merged the K&B and CFI's profit sharing and 401(k) savings retirement plans for non-union employees. The merged plan covers substantially all employees who have 6 months of service, completed 1,000 hours of service and who have attained 18 years of age. The Plan allows us to make discretionary contributions and provides for employee salary deferrals of up to 22%. We increased effective January 1, 2008 the matching contributions to 100% of the 1st 1% and 50% of the next 5% of the employee deferral for a maximum match of 3.5%. We made matching contributions and discretionary contributions of $627,000, $353,000 and $202,000 during 2008, 2007 and 2006, respectively

13. Commitments and Contingencies

Rent

We lease certain facilities on a year-to-year basis. We also have future annual minimum rental commitments under noncancellable operating leases as follows:

December 31,	Commitment $ in thousands
2009	$1,847
2010	1,530
2011	1,043
2012	177
2013	20
	$4,617

Total rent expense under all operating leases for 2008, 2007 and 2006 was $1,765,000, $1,313,000 and $766,000, respectively.

Employment Agreements

In December 1999, we entered into five-year employment agreements with three of the former owners of K&B. In 2001, these agreements were amended by extending the term one additional year. In December 2005 these agreements expired and new agreements were entered into with two of the three former owners in May and June of 2006. The new agreements provide for annual salaries and a bonus, for each of the next three years, based on an incentive compensation plan tied to financial performance and attainment of goals. The agreements automatically renew for one year periods, unless otherwise terminated.

In March 2007, we entered into one, two and three-year employment agreements with three executives of Effox, Inc. The agreements provide for annual salaries, retention bonuses and bonuses for each employee, based on an incentive compensation plan tied to financial performance and attainment of goals.

In October 2007, we entered into a three-year employment agreements with a key executive of GMD Environmental Technologies, Inc. The agreement provides for annual salary, a retention bonus and a bonus based on an incentive compensation plan tied to financial performance and attainment of goals.

In March 2008, we entered into three-year employment agreements with six executives of Fisher-Klosterman, Inc. The agreements provide for annual salaries, retention bonuses and bonuses for each employee, based on an incentive compensation plan tied to financial performance and attainment of goals.

In August 2008, we entered into three-year employment agreements with three executives of Flextor, Inc. The agreements provide for annual salaries, retention bonuses and bonuses for each employee, based on an incentive compensation plan tied to financial performance and attainment of goals.

In August 2008, we entered into a three-year employment agreement with an executive of Fisher-Klosterman, Inc. The agreement provide for annual salary, retention bonus and a bonus, based on an incentive compensation plan tied to financial performance and attainment of goals.

14. Income Taxes

Income tax provision (benefit) consisted of the following for the years ended December 31:

$ in thousands	2008	2007	2006
Current:			
Federal	$1,938	$4,270	$1,420
State	217	962	539
Foreign	206	—	—
	2,361	5,232	1,959
Deferred:			
Federal	211	(689)	(276)
State	54	(182)	85
	265	(871)	(191)
	$2,626	$4,361	$1,768

The income tax provision (benefit) differs from the statutory rate due to the following:

$ in thousands	2008	2007	2006
Tax expense at statutory rate	$2,598	$3,626	$1,653
Increase (decrease) in tax resulting from:			
State income tax, net of federal benefit	403	593	265
Permanent differences	(581)	36	(320)
Foreign tax expense	206	106	170
	$2,626	$4,361	$1,768

Deferred income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax liability consisted of the following at December 31:

$ in thousands	2008	2007
Current deferred tax assets (liabilities) attributable to:		
Accrued expenses	$ 534	$ 315
Deferred state taxes	206	172
Reserves on assets	121	467
Inventory	22	24
Prepaid expenses	(233)	—
Current deferred tax asset (included in prepaid expenses and other current assets)	650	978
Noncurrent deferred tax assets (liabilities) attributable to:		
Depreciation	(2,035)	(2,341)
Goodwill and intangibles	(1,395)	(1,378)
Other liabilities	(335)	(9)
Minimum pension and postretirement liability	1,454	1,040
Net noncurrent deferred income tax liability	(2,311)	(2,688)
Net deferred tax liability	$(1,661)	$(1,710)

Gross deferred tax assets were $2.9 million and $2.2 million at December 31, 2008 and 2007, respectively. Gross deferred tax liabilities were $4.5 million and $3.9 million at December 31, 2008 and 2007, respectively.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for uncertainty in income taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized approximately a $653,000 increase in the liability for unrecognized tax expense, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax is as follows:

Balance as of January 1, 2008	$ 475,000
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	41,000
Reductions for tax positions of prior years	(96,000)
Balance as of December 31, 2008	$ 420,000

Included in the balance at December 31, 2008, is a $148,000 tax position for which the ultimate outcome is highly certain. The Company recognizes interest accrued related to unrecognized tax expenses and penalties in income tax expense. During the year ended December 31, 2008, the Company recognized approximately $41,000 in interest and penalties. Tax years going back to 2005 remain open.

15. Related Party Transactions

During 2008, we reimbursed Icarus Ontario $10,000 per month for use of the space and other office expenses of our Toronto office. In 2008, 2007 and 2006, reimbursements were $120,000, $120,000 and $105,000 respectively. During 2008, 2007 and 2006, we paid fees of $360,000, $360,000 and $334,000 respectively, to Icarus Ontario for management consulting services. These services were provided by Phillip DeZwirek, the Chief Executive Officer and Chairman of our Board, through Icarus Ontario.

16. Backlog of Uncompleted Contracts from Continuing Operations (unaudited)

Our backlog of uncompleted contracts from continuing operations was $68.0 million and $85.5 million at December 31, 2008 and 2007, respectively. This decrease was due primarily to the completion of a large contract and a lower level of bookings.

17. Acquisitions

On February 29, 2008, the Company, through its wholly owned subsidiary FKI Acquisition Corp., purchased substantially all of the assets of Fisher-Klosterman, Inc. (" FKI"). We acquired FKI to obtain air pollution and particulate recovery products in the fields of petroleum refinery, power production, petrochemicals, and manufacturing. The acquisition also expands our operations into China with FKI's 40,000 square foot facility in Shanghai, China. The purchase price was approximately $23.3 million, consisting of net cash paid plus transaction costs totaling approximately $15.3 million (funded under the amended Bank Facility), liabilities assumed of approximately $7.1 million and 98,580 shares of restricted common stock valued at $0.9 million. Additionally, the former owners of FKI are entitled to earn-out payments payable in shares of common stock of up to $3.5 million upon the attainment of specified gross profit amounts through February 28, 2011, $59,000 of which was earned in 2008. The following table summarizes the approximate fair values of the assets acquired and liabilities assumed at the date of closing.

$ in thousands	
Current assets	$ 6,934
Other assets	41
Property and equipment	1,823
Intangible assets—finite life	1,634
Intangible assets—indefinite life	800
Goodwill	12,087
Total assets acquired	23,319
Current liabilities assumed	(7,074)
Net assets acquired	$16,245

The following unaudited pro forma information represents the Company's results of operations as if the acquisition had occurred on the first day of each of the respective periods.

	(Unaudited) Year ended December 31,	
$ in thousands	2008	2007
Net sales	$223,782	$275,372
Net income	$ 5,139	$ 6,543
Earnings per share:		
Basic	$ 0.35	$ 0.48
Diluted	$ 0.31	$ 0.46

On August 1, 2008 for $6.8 million in cash, the Company, through a subsidiary, acquired all of the stock of Flextor Inc., a Quebec company ("Flextor"), pursuant to the terms of a Stock Purchase Agreement dated August 1, 2008, among the Company, 9199-3626 Quebec Inc., Michael dos Santos, The Dos Santos Family Trust, Thierry Allegrucci, The Allegrucci Family Trust, Francois Rouviere and Antandamy Investments Inc. Additionally, the former owners are entitled to earn-out payments of up to $.5 million upon the attainment of specified gross profit amounts through July 31, 2011, none of which was earned in 2008.

Flextor is a provider of engineered-to-order dampers and expansion joints for the power, natural gas, cement, smelting, incineration, and other industries. The following table summarizes the approximate fair values of the assets acquired and liabilities assumed at the date of closing.

$ in thousands	
Current assets	$ 5,247
Property and equipment	286
Intangible assets—finite life	16
Goodwill	5,058
Total assets acquired	10,607
Current liabilities assumed	(3,769)
Net assets acquired	$ 6,838

FKI purchased for $1.4 million in cash all of the assets and assumed certain liabilities of Shideler, Inc. (f/k/a/ A.V.C. Specialists, Inc.) ("A.V.C.") on August 1, 2008 pursuant to an Asset Purchase Agreement dated August 1, 2008 by and among FKI, A.V.C., and Thomas J. Shideler and Barbara Shideler. Additionally, the former owners are entitled to earn-out payments of up to $.4 million upon the attainment of specified gross profit amounts through July 31, 2010, none of which was earned in 2008. A.V.C. is a provider of electrostatic precipitator components for the power, refining, petrochemical, pulp and paper, cement, and other industries.

The following table summarizes the approximate fair values of the assets acquired and liabilities assumed at the date of closing.

$ in thousands	
Current assets	$ 486
Property and equipment	302
Goodwill	636
Total assets acquired	1,424
Current liabilities assumed	(74)
Net assets acquired	$1,350

These two acquisitions, which were not considered significant subsidiaries, were financed with a combination of the proceeds of the Subdebt Note issued in 2008 described in Note 10 and the Bank Facility.

18. Major Customers and Foreign Sales

General Motors represented 8% and 26% of our consolidated net sales in 2008 and 2007, respectively, and 12% and 34% of our consolidated accounts receivable as of December 31, 2008 and 2007, respectively. No single customer represented greater than 10% of consolidated net sales or accounts receivable for 2006.

In February 2009 the Company collected from General Motors substantially all amounts owed to date.

For 2008, 2007 and 2006, sales to customers outside the United States, including export sales, accounted for approximately 11%, 9% and 5%, respectively, of consolidated net sales. The largest portion of these sales was destined for Canada. Generally, sales are denominated in U.S. dollars.

19. Quarterly Financial Data (unaudited)

The following quarterly financial data are unaudited, but in the opinion of management include all necessary adjustments for a fair presentation of the interim results, which are subject to significant seasonal variations.

$ in thousands except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year ended December 31, 2008					
Net Sales	$46,862	$57,446	$55,238	$58,344	$217,890
Income (loss) from operations	(735)	2,058	2,429	4,443	8,195
Net income (loss)	(575)	1,029	1,196	3,360	5,010
Basic earnings (loss) per share	(0.04)	0.07	0.08	0.24	0.34
Diluted earnings (loss) per share	(0.04)	0.07	0.08	0.19	0.30
Year ended December 31, 2007					
Net Sales	$43,463	$59,247	$65,257	$67,986	$235,953
Income from operations	2,494	3,307	4,050	2,783	12,634
Net income	1,144	1,147	2,196	1,818	6,305
Basic earnings per share	0.10	0.09	0.15	0.12	0.47
Diluted earnings per share	0.08	0.08	0.14	0.12	0.45



INTEGRATED CLEAN AIR SOLUTIONS



CECO Environmental

CORPORATE OFFICES

3120 Forrer Street
Cincinnati, Ohio 45209
Phone: 513.458.2600
Toll Free: 800.333.5475
Fax: 513.458.2647

INVESTOR RELATIONS

Toll Free: 800.606.CECO (2326)
www.cecoenviro.com
NasdaqGM: CECE